UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 000-56374

PLANET 13 HOLDINGS INC.

(Exact name of Registrant as specified in its Charter)

Nevada	83-2787199
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2548 West Desert Inn Road, Suite 100 Las Vegas, Nevada	**89109**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (702) 815-1313

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: **Common Shares**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Common Stock held by non-affiliates on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter (based on the closing price of these shares on the Canadian Securities Exchange, converted to USD using the exchange rate posted by the Bank of Canada on June 30, 2025 of USD$1.00=CAD$1.3643) was $43,406,679.

As of March 25, 2026, there were 328,170,798 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

TABLE OF CONTENTS

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USE OF NAMES AND CURRENCY

In this Annual Report on Form 10-K, unless the context otherwise requires, the terms ''**we**,'' ''**us**,'' ''**our**,'' ''**Company**,'' or ''**Planet 13**'' refer to Planet 13 Holdings Inc. together with its wholly-owned subsidiaries.

Unless otherwise indicated, all references to ''$,'' ''US$'' or ''USD'' in this Annual Report on Form 10-K refer to United States dollars, and all references to ''C$'' or ''CAD'' refer to Canadian dollars.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an ''emerging growth company'' as defined in Section 2(a) of the Securities Act of 1933, as amended, which we refer to as the ''**Securities Act**,'' as modified by the Jumpstart Our Business Startups Act of 2012, or the ''**JOBS Act**.'' As an emerging growth company, we may take advantage of specified reduced disclosure and other exemptions from requirements that are otherwise applicable to public companies that are not emerging growth companies. These provisions include:

- Reduced disclosure about our executive compensation arrangements;

- Exemptions from non-binding shareholder advisory votes on executive compensation or golden parachute; and

- Exemption from auditor attestation requirement in the assessment of our internal control over financial reporting.

We will remain an emerging growth company until the earliest of (i) the last day of the year in which we have total annual gross revenue of $1.235 billion or more; (ii) the last day of the year following the fifth anniversary of the first sale of the common equity securities pursuant to an effective registration under the Securities Act; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act.

DISCLOSURES REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities laws and United States securities laws. All information, other than statements of historical facts, included in this Annual Report on Form 10-K that addresses activities, events or developments that we expect or anticipate will or may occur in the future is forward-looking information. Forward-looking information is often identified by the words "may," "would," "could," "should," "will," "intend," "plan," "anticipate," "believe," "estimate," "expect" or similar expressions and includes, among others, information regarding: the anticipated benefits of the acquisition of VidaCann, LLC, including the corporate, operational and financial benefits, our strategic plans and expansion and expectations regarding the growth of the California cannabis market; statements relating to the business and future activities of, and developments related to, us after the date of this Annual Report on Form 10-K, including such things as future business strategy, competitive strengths, goals, expansion and growth of our business, operations and plans, new revenue streams, the completion by us of contemplated acquisitions of additional real estate, cultivation and licensing assets, the roll out of new dispensaries, the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for, the expansion of existing cultivation and production facilities, the completion of cultivation and production facilities that are under construction, the construction of additional cultivation and production facilities, the expansion into additional U.S. markets, any potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the United States and the states in which we operate or contemplate future operations; expectations for other economic, business, regulatory and/or competitive factors related to us or the cannabis industry generally; and other events or conditions that may occur in the future.

Readers are cautioned that forward-looking information and statements are not based on historical facts but instead are based on reasonable assumptions and estimates of our management at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements. Such factors include, among others our actual financial position and results of operations differing from management's expectations; our business model; a lack of business diversification; increasing competition in the industry; public opinion and perception of the cannabis industry; expected significant costs and obligations; current reliance on limited jurisdictions; development of our business; access to capital; risks relating to the management of growth; risks inherent in an agricultural business; risks relating to energy costs; risks related to research and market development; risks related to breaches of security at our facilities; reliance on suppliers; risks relating to the concentrated voting control of the Company; risks related to our being a holding company; risks related to service providers withdrawing or suspending services under threat of prosecution; risks related to proprietary intellectual property and potential infringement by third parties; risks of litigation relating to intellectual property; negative clinical trial results; insurance related risks; risk of litigation generally; risks associated with cannabis products manufactured for human consumption, including potential product recalls; risks relating to being unable to attract and retain key personnel; risks relating to obtaining and retaining relevant licenses; risks relating to integration of acquired businesses; risks related to quantifying our target market; risks related to industry growth and consolidation; fraudulent activity by employees, contractors and consultants; cyber-security risks; conflicts of interest; risks related to reputational damage in certain circumstances; leased premises risks; U.S. regulatory landscape and enforcement related to cannabis, including political risks; heightened scrutiny by Canadian regulatory authorities; risks related to capital raising due to heightened regulatory scrutiny; risks related to tax liabilities; risks related to U.S. state and local law regulations; risks related to access to banks and credit card payment processors; risks related to potential violation of laws by banks and other financial institutions; ability and constraints on marketing products; risks related to lack of U.S. federal trademark and patent protection; risks related to the enforceability of contracts; the limited market for our securities; difficulty for U.S. holders of Common Stock to resell over the CSE (as defined herein); price volatility of Common Stock; uncertainty regarding legal and regulatory status and changes; risks related to legislation and cannabis regulation in the states in which we operate or contemplate future operations; future sales by shareholders; no guarantee regarding use of available funds; currency fluctuations; risks related to entry into the U.S; and other factors beyond our control, as more particularly described under the heading "Risk Factors" in this Annual Report on Form 10-K.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ

materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding our expected financial and operating performance and our plans and objectives and may not be appropriate for other purposes.

The forward-looking information and statements contained in this Annual Report on Form 10-K represent our views and expectations as of the date of this Annual Report on Form 10-K. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update such forward-looking information and statements at a future time, we have no current intention of doing so except to the extent required by applicable law.

Item 1.   Business.

Overview

We are a vertically integrated cultivator and provider of cannabis and cannabis-infused products in the States of Nevada and California, with retail cannabis operations in Illinois. In addition to these operational cannabis licenses, we hold a license and are developing operations in Florida. Our common stock is listed for trading on the Canadian Securities Exchange ("**CSE**") under the symbol "PLTH" and quoted on the OTCQX in the United States under the symbol "PLNH."

Through our subsidiaries in Nevada, we hold six licenses for cultivation (three medical licenses and three adult-use licenses), six licenses for production (three medical licenses and three adult-use licenses), three dispensary licenses (one medical license and two adult-use licenses) and one distribution license (adult-use and medicinal).

Additionally, in California, our subsidiaries hold one medium indoor cultivation license, one manufacturing license, two distribution licenses, one dispensary license, and one event organizer license.

In Florida, our subsidiary holds one Medical Marijuana Treatment Center license that allows us to operate an unlimited number of medical dispensary locations (33 locations were in operation as of December 31, 2025), and operate multiple cultivation facilities (one is currently operational and approved by state regulators) and operate multiple manufacturing facilities (one is currently operational as of December 31, 2025).

In Illinois, our subsidiary holds one adult-use dispensing license.

We currently own and manufacture cannabis products under the following brands: HaHa (gummies and beverages), Dreamland (chocolates), TRENDI (flower, vapes and concentrates), Medizin (flower, vapes, and concentrates), Leaf and Vine (flower and vapes) and have a customer-loyalty database of over 485,000 customers.

The following table presents the inter-corporate relationships between us and our subsidiaries as of the date hereof.

Subsidiaries of Company	Ownership and control	Description
MM Development Company, Inc.	100%	Nevada license holding company; vertically integrated cannabis operations
BLC Management Company, LLC	100%	Management/holding company
LBC CBD, LLC	100%	CBD retail sales and marketing
Newtonian Principles, Inc.	100%	California license holding company; cannabis retail sales
Crossgate Capital U.S. Holdings Corp.	100%	Holding company for Next Green Wave, LLC
Next Green Wave, LLC	100%	Subsidiary of Crossgate Capital U.S. Holdings Corp.; California license holding company; cannabis cultivation and processing
Planet 13 Illinois, LLC	100%	Illinois license holding company; cannabis retail sales
BLC NV Food, LLC	100%	Holding company for By The Slice, LLC
By The Slice, LLC	100%	Subsidiary of BLC NV Food, LLC; restaurant and retail operations
Planet 13 Chicago, LLC	100%	Holding company
Planet 13 Real Prop, LLC	100%	Holding company
Planet 13 Lifestyles LLC	100%	Retail sales of apparel and accessories
VidaCann, LLC	100%	Florida license holding company
Planet 13 Innovations LLC	100%	Intellectual property holding company
Estate of Las Palmas LLC	100%	Real estate holding company
ORB13T LLC	100%	Inactive
Club One Three, LLC	100%	Inactive

Our registered head office is located at 2548 West Desert Inn Road, Suite 100, Las Vegas, Nevada 89109.

History of the Company

We were incorporated under the *Canada Business Corporations Act* ("**CBCA**") on April 26, 2002 under the name "High Income Preferred Shares Corporation." On October 18, 2010, Wombat Investment Trust acquired control of us and on January 1, 2011, we changed our name to "Carpincho Capital Corp." ("**Carpincho**").

MM Development Company, Inc. ("**MMDC**"), now one of our wholly owned subsidiaries, was formed on March 20, 2014 as a Nevada limited liability company under the name MM Development Company, LLC ("**MMDC LLC**") with the mission to provide compassionate, dignified and affordable access to cannabis, cannabis concentrates and cannabis-infused products to approved customers in the State of Nevada. MMDC LLC underwent a statutory conversion to a Nevada corporation and became MMDC on March 14, 2018. On June 11, 2018, MMDC completed a reverse-takeover ("**RTO**" or "**Business Combination**") transaction of Carpincho and filed Articles of Amendment to effect (i) a consolidation of its share capital on a 0.875 (new) for one (1) old basis; (ii) a name change from "Carpincho Capital Corp." to "Planet 13 Holdings Inc."; and (iii) the creation of a new class of convertible, class A restricted voting shares (the "**Restricted Voting Shares**"). The Restricted Voting Shares were convertible into common shares of the Company (the "**Common Shares**") at the option of the holders on a share-for-share basis.

On May 31, 2018, the Nevada State Department of Taxation ("**DOT**"), the agency which regulated cannabis operations in Nevada, approved the transfer of MMDC's cultivation production and dispensary licenses to us.

On June 26, 2019, we continued out of the jurisdiction of Canada under the CBCA into the jurisdiction of the Province of British Columbia under the Business Corporations Act (British Columbia) ("**BCBCA**"). On August 12, 2019, our wholly-owned subsidiary 10653918 Canada Inc. ("**Finco**") was continued out of the jurisdiction of Canada under the CBCA into the jurisdiction of the Province of British Columbia under the BCBCA and on September 24, 2019, we completed a short-form vertical amalgamation with Finco (the "**Short Form Amalgamation**"). The Short Form Amalgamation was undertaken to simplify our corporate structure and to obtain certain administrative and financial reporting efficiencies. No securities were issued in connection with the Short Form Amalgamation.

On September 15, 2023 we filed articles of domestication and articles of incorporation with the Secretary of State of the State of Nevada and changed our jurisdiction from the Province of British Columbia, Canada, to the State of Nevada, pursuant to a court-approved plan of arrangement. For further information, see "*Nevada Domestication*".

Prior to the completion of the Business Combination, the only active business operations of Carpincho was to carry on activities as a venture capital company seeking assets or businesses with good growth potential to merge with or acquire. Following the Business Combination, we have continued the business of MMDC.

2018 Financings, Subscription Receipt Offering, Bought Deal Offering

2018 Financings

Prior to 2018, MMDC was largely financed by its founders Robert Groesbeck and Larry Scheffler, and companies controlled by them, through a combination of cash contributions classified as debt with accrued interest exceeding US$6,600,000 and reinvestment of operating proceeds.

On January 1, 2018, Messrs. Groesbeck and Scheffler converted an aggregate of US$3,334,304 of their controlled entity debts to equity in MMDC and Chris Wren, Vice President of Operations of MMDC, contributed valuable intellectual property, including genetic strains, cultivation processes, and manufacturing processes, to MMDC in return for a 6% interest in MMDC. The foregoing resulted in MMDC issuing to such persons, in the aggregate, 25,300 class A common voting shares of MMDC and 49,700,000 class B common non-voting shares of MMDC which were subsequently converted into 25,300,000 Common Shares and 49,700,000 Restricted Voting Shares, respectively, on closing of the Business Combination.

On June 20, 2018, Messrs. Groesbeck and Scheffler, through controlled companies, converted an aggregate of approximately US$3,400,000 principal amount and accrued interest of unsecured promissory notes of the Company held by them into an aggregate of 5,532,940 Restricted Voting Shares, or 2,766,470 Restricted Voting Shares each, at a conversion price of C$0.80 per Restricted Voting Share.

On October 15, 2015, an original member of MMDC LLC, Ollehea, LLC, requested that MMDC LLC repurchase its interest as allowed under an operating agreement then in effect. Consequently, the remaining members of MMDC LLC at the time agreed to issue promissory notes to Ollehea on behalf of the MMDC LLC in the amount of US$101,997 each to satisfy the repurchase requirement. The notes were repaid by us on July 9, 2018.

April-May 2018 Subscription Receipt Offering

Over the course of three tranches on April 26, May 18 and May 23, 2018, Finco completed private placements of subscription receipts (the "**Subscription Receipts**") at a price of C$0.80 per Subscription Receipt for aggregate gross proceeds of approximately C$25,100,000 (the "**Subscription Receipt Offering**"), the brokered portion of which was conducted by a syndicate of agents co-led by Beacon Securities Limited and Canaccord Genuity Corp. and including Haywood Securities Inc. (collectively, the "**Agents**"). The proceeds from the Subscription Receipt Offering, less certain expenses, were placed into escrow on completion of the Subscription Receipt Offering. In connection with the completion of the Business Combination, the Subscription Receipts were converted on a one-for-one basis into a total of 31,458,300 common shares of Finco and 15,729,150 common share purchase warrants of Finco, which upon completion of the acquisition of Finco by us were exchanged for an equal number of Common Shares and Common Share purchase warrants (the "**Common Share Warrants**"), respectively, and the escrowed proceeds from the Subscription Receipt Offering, less the commission of the Agents and certain fees and expenses, were released from escrow to us. Each Common Share Warrant may be exercised for one Common Share at an exercise price of C$1.40 for a period of 24 months from the date of issue. In consideration for services rendered, the Agents were paid a cash commission equal to 6% of the gross proceeds of the Subscription Receipt Offering and issued 1,485,645 compensation warrants (the "**Compensation Warrants**"). Each Compensation Warrant entitled the holder thereof to purchase one Common Share at an exercise price of C$0.80 until June 11, 2020.

December 2018 Bought Deal Offering

On December 4, 2018, we issued 8,735,250 units (each, a "**Unit**") at a price of C$3.00 per Unit and 425,000 Common Share Warrants (the "**Over-Allotment Warrants**") for a price of C$0.44 per Over-Allotment Warrant for aggregate gross proceeds of C$26,392,750 pursuant to a bought deal offering (the "**2018 Bought Deal Offering**"). The 2018 Bought Deal Offering was led by Beacon Securities Limited and included Canaccord Genuity Corp and Cormark Securities Inc. (collectively, the "**2018 Bought Deal Underwriters**"). Each Unit was comprised of one Common Share and one-half of one Common Share purchase warrant (each whole warrant, a "**Unit Warrant**" and, together with the Over-Allotment Warrants, the "**2018 Bought Deal Warrants**"). Each 2018 Bought Deal Warrant entitled the holder to purchase one Common Share at an exercise price of C$3.75 for a period of 36 months following the closing of the 2018 Bought Deal Offering unless earlier accelerated by us pursuant to the terms thereof. On December 23, 2020, we announced that we had elected to accelerate the expiry date of the outstanding 2018 Bought Deal Warrants to January 28, 2021.

As consideration for services rendered, the 2018 Bought Deal Underwriters were paid a cash commission equal to 6.0% of the gross proceeds of the 2018 Bought Deal Offering and issued compensation options equal to 6% of the number of Units and Over-Allotment Warrants sold (the "**Compensation Options**"). Each Compensation Option entitled the holder thereof to purchase one Common Share at an exercise price of C$3.00 for a period of 24 months following the closing of the 2018 Bought Deal Offering. We recorded share issuance costs of C$1,536,302.

2020 Acquisitions and Financing, Re-Opening Medizin Dispensary

May 2020 Santa Ana Acquisition

On May 20, 2020, we acquired all of the issued and outstanding common stock (the "**Newtonian Shares**") of Newtonian Principles Inc. ("**Newtonian**") (the "**Santa Ana Acquisition**"), resulting in our acquiring a provisional adult-use cannabis retailer license issued by the State of California Bureau of Cannabis Control (the "**California License**") and a regulatory safety permit issued by the City of Santa Ana (the "**Santa Ana Permit**"), which were both held by Newtonian, and a 30-year lease for a dispensary in Santa Ana, California (the "**Santa Ana Premises**") along with certain other assets (collectively, the "**Warner Assets**") from Warner Management Group, LLC ("**Warner**"). Newtonian had no operations at the time of the Santa Ana Acquisition. We issued 3,940,932 Restricted Voting Shares (the "**Santa Ana Consideration Shares**"), representing an agreed value of US$4,000,000, to certain vendors in consideration for the Newtonian Shares, and paid Warner US$1,000,000 in cash and cancelled an interim buildout loan to Warner in consideration for the Warner Assets.

The Santa Ana Consideration Shares were subject to a four-month and one day hold period under Canadian securities laws and were subject to a lock-up whereby 1/8 of the Santa Ana Consideration Shares were released from lock-up each month beginning on September 22, 2020.

On September 25, 2020, Newtonian received a Regulatory Safety Permit Phase 1 approval from the City of Santa Ana for distribution activities at the Santa Ana Premises. On June 18, 2021, Newtonian received both a Commercial

Cannabis Adult-Use Retail Sales and a Commercial Cannabis Distribution Regulatory Safety Permit Phase 2 approval from the City of Santa Ana, and on June 21, 2021, received a California Adult-Use and Medicinal Distributor License.

In mid-June 2021, we completed the build-out of approximately 25,600 square feet of retail space on Warner Boulevard in the City of Santa Ana located in Orange County (the "**Planet 13 OC Superstore**") and co-located distribution facility, and opened for California State and City of Santa Ana licensed cannabis sales and distribution starting July 1, 2021.

July 2020 WCDN Acquisition

On July 17, 2020, we entered into an asset purchase agreement (the "**WCDN Asset Acquisition Agreement**") with West Coast Development Nevada, LLC ("**WCDN**"), W The Brand, LLC, and R. Scott Coffman, pursuant to which we, through MMDC, acquired cannabis inventory, equipment and tenant improvements located in a 25,000 square feet facility at 4801 West Bell Drive, Las Vegas, Nevada 89118 (the "**WCDN Acquisition Facility**"), which has the ability to expand to 45,000 square feet (the "**WCDN Acquisition**"). The purchase price for the asset purchase was US$4.1 million and consisted of US$1,156,000 in cash for the inventory and US$3,000,000 million (US$500,000 cash and US$2,500,000 of Common Shares, resulting in the issuance of 1,374,833 Common Shares (the "**WCDN Consideration Shares**") based on a 10-day volume weighted average price of the Common Shares as of the close of trading on July 16, 2020) for the operating assets and licenses. The WCDN Consideration Shares were held in escrow until the Second Closing (as defined herein). The WCDN Acquisition allowed us to solidify our vertical integration in Nevada. The privileged licenses included medical and adult-use cultivation and production licenses in unincorporated Clark County, and these licenses were transferred to our existing Nevada subsidiary, MMDC, to be operated on the same terms and subject to the same oversight provided at MMDC's current production and cultivation operations in unincorporated Clark County, Nevada.

The transaction was scheduled to close in two parts, the first closing being cash transferred for the equipment and cannabis inventory which occurred on July 17, 2020, and the second closing (the "**Second Closing**") being contingent on the approval to transfer the license and receipt of the cultivation and production licenses from the State of Nevada's Cannabis Compliance Board (the "**CCB**"). On August 25, 2020, the CCB conditionally approved the transfer of the cultivation and production licenses to MMDC, and on September 3, 2020, MMDC received the cultivation and production licenses pursuant to a letter from the CCB and certificates issued on November 3, 2020. Pursuant to the WCDN Acquisition, MMDC also received a conditional distribution license which it did not place into operation and later sold on January 6, 2023.

On September 11, 2020, we mutually agreed with WCDN that the receipt by MMDC of a business license issued by unincorporated Clark County which would permit us to conduct business in Clark County (the "**Clark County Business License**") was a necessary condition precedent to the Second Closing. MMDC received the Clark County Business License and subsequently completed the Second Closing on November 27, 2020, at which time WCDN Consideration Shares were released from escrow to WCDN.

Concurrent with the first closing of the WCDN Acquisition, RX Land, LLC ("**RX Land**"), an entity owned by Robert Groesbeck and Larry Scheffler (our co-chief executive officers, collectively the "**Co-CEOs**" and each a "**Co-CEO**"), acquired the WCDN Acquisition Facility for US$3.3 million and entered into a lease agreement with WCDN in respect of such facility (the "**Initial West Bell Lease**"). In accordance with the terms of the WCDN Asset Acquisition Agreement and approvals by our independent directors, WCDN assigned the Initial West Bell Lease to MMDC on November 25, 2020, and MMDC subsequently entered into an amending agreement with RX Land on November 27, 2020, to amend certain terms of such lease agreement including increasing the lease payments, extending the duration of the lease and, if desired, allowing for second floor installation by MMDC without a corresponding lease rate increase due to an increase in facility size.

July 2020 Bought Deal Offering

On July 3, 2020, we completed bought deal financing for aggregate gross proceeds of C$11,521,850 (the "**July 2020 Bought Deal**") pursuant to which an aggregate of 5,359,000 units (each, a "**July 2020 Bought Deal Unit**") of the Company were sold at a price of C$2.15 per July 2020 Bought Deal Unit. Each July 2020 Bought Unit consisted of one Common Share and one-half (1/2) of one Common Share purchase warrant (each whole warrant, a "**July 2020 Bought Deal Warrant**"). Each July 2020 Bought Deal Warrant entitles the holder thereof to acquire one Common Share at an exercise price of C$2.85 per Common Share until July 3, 2022.

The underwriters received a cash commission equal to 6.0% of the gross proceeds from the sale of the July 2020 Bought Deal Units. The underwriters also received compensation options (each a "**July 2020 Bought Deal Compensation Option**") equal to 6.0% of the number of July 2020 Bought Deal Units sold. Each July 2020 Bought Deal Compensation Option entitles the underwriters to purchase one Common Share at a price of C$2.15 until July 3, 2022.

September 2020 Bought Deal Offering

On September 10, 2020, we completed our previously announced bought deal financing for aggregate gross proceeds of C$23,019,550 (the "**September 2020 Bought Deal**") pursuant to which an aggregate of 6,221,500 units (each, a "**September 2020 Bought Deal Unit**") of the Company were sold at a price of C$3.70 per September 2020 Bought Deal Unit. Each September 2020 Bought Unit consisted of one Common Share and one-half (1/2) of one Common Share purchase warrant (each whole warrant, a "**September 2020 Bought Deal Warrant**"). Each September 2020 Bought Deal Warrant entitles the holder thereof to acquire one Common Share at an exercise price of C$5.00 per Common Share until September 10, 2022.

The underwriters received a cash commission equal to 6.0% of the gross proceeds from the sale of the September 2020 Bought Deal Units. The underwriters also received compensation options (each a "**September 2020 Bought Deal Compensation Option**") equal to 6.0% of the number of September 2020 Bought Deal Units sold. Each September 2020 Bought Deal Compensation Option entitles the underwriters to purchase one Common Share at a price of C$3.70 until September 10, 2022.

November 2020 Bought Deal Offering

On November 5, 2020, we completed our previously announced bought deal financing for aggregate gross proceeds of C$28,604,625 (the "**November 2020 Bought Deal**") pursuant to which an aggregate of 6,698,750 units (each, a "**November 2020 Bought Deal Unit**") of the Company were sold at a price of C$4.30 per November 2020 Bought Deal Unit. Each November 2020 Bought Unit consisted of one Common Share and one-half (1/2) of one Common Share purchase warrant (each whole warrant, a "**November 2020 Bought Deal Warrant**"). Each November 2020 Bought Deal Warrant entitles the holder thereof to acquire one Common Share at an exercise price of C$5.80 per Common Share until November 5, 2022.

The underwriters received a cash commission equal to 6.0% of the gross proceeds from the sale of the November 2020 Bought Deal Units. The underwriters also received compensation options (each a "**November 2020 Bought Deal Compensation Option**") equal to 6.0% of the number of November 2020 Bought Deal Units sold. Each November 2020 Bought Deal Compensation Option entitles the underwriters to purchase one Common Share at a price of C$4.30 until November 5, 2022.

November 2020 Medizin Re-Opening

MMDC applied for dispensary licenses in Nevada pursuant to a competitive application process in September 2018, and was notified that no licenses were awarded in December 2018. On information known at that time, MMDC filed a lawsuit against the State of Nevada, along with a significant majority of similarly denied applicants. After the first week of trial in July 2020 concerning that litigation pending from December 2018, MMDC entered into a settlement agreement with the State of Nevada, and defendants in intervention to receive a license in unincorporated Clark County to reopen the Medizin location (the "**Medizin Facility**") (the "**Nevada License Settlement**"). On July 31, 2020, the Nevada Tax Commission convened and approved the signed Nevada License Settlement and requested that the CCB, which had authority over Nevada-licensed cannabis businesses as of July 1, 2020, also convene and approve the settlement. On August 7, 2020, the CCB convened and approved the Nevada License Settlement. Pursuant to the Nevada License Settlement, our subsidiary MMDC agreed to a release and waiver of its claims against the State of Nevada and the defendants in intervention, in return for MMDC receiving the provisional unincorporated Clark County adult-use dispensary license originally received by Nevada Organic Remedies in December 2018. Pursuant to a letter dated September 3, 2020, the CCB transferred the conditional Clark County dispensary license to MMDC. On November 20, 2020, we opened the Medizin Facility, having received CCB final inspection approvals and a Clark County business license.

2021 Bought Deal Offering, Opening of Planet 13 OC Superstore, Illinois Conditional License, Florida License Purchase Agreement

February 2021 Bought Deal Offering

On February 2, 2021, we completed a bought deal financing for aggregate gross proceeds of C$69,028,750 (the "**February 2021 Bought Deal**") pursuant to which an aggregate of 9,861,250 units (each, a "**February 2021 Bought Deal Unit**") of the Company were sold at a price of C$7.00 per February 2021 Bought Deal Unit. Each February 2021 Bought Unit consisted of one Common Share and one-half (1/2) of one Common Share purchase warrant (each whole warrant, a "**February 2021 Bought Deal Warrant**"). Each February 2021 Bought Deal Warrant entitles the holder thereof to acquire one Common Share at an exercise price of C$9.00 per Common Share until February 2, 2023.

The underwriters received a cash commission equal to 6.0% of the gross proceeds from the sale of the February 2021 Bought Deal Units. The underwriters also received compensation options (each a "**February 2021 Bought Deal Compensation Option**") equal to 6.0% of the number of February 2021 Bought Deal Units sold. Each February 2021 Bought Deal Compensation Option entitles the underwriters to purchase one Common Share at a price of C$7.00 until February 2, 2023.

July 2021 Opening of First California Dispensary

Following completion of tenant improvement construction in the first and second quarters of 2021, on July 1, 2021, our subsidiary, Newtonian, opened the Planet 13 OC Superstore, a California licensed and City of Santa Ana permitted cannabis dispensary and distribution facilities, at 25,600 and 6,300 square feet, respectively.

August 2021 Illinois Dispensing License Lottery Win

On August 5, 2021, our subsidiary, Planet 13 Illinois LLC ("**Planet 13 Illinois**"), which was then owned 49% by us and 51% by Frank Cowan, a resident of Illinois, was a lottery winner for a Social-Equity Justice Involved Conditional Adult Use Dispensing Organization License in the Chicago-Naperville-Elgin region from the Department of Financial and Professional Regulation in the State of Illinois. We acquired the 51% ownership interest in Planet 13 Illinois LLC from Frank Cowan on February 7, 2023, pursuant to an option agreement. The aggregate purchase price for the 515 was 41,812,656 and consisted of $866,250 in cash consideration and the issuance of 1,063,377 shares of common stock of the Company valued at $946,406. The dispensary opened to the public on December 4, 2023, and is located in Waukegan, a suburb of the greater Chicago area.

October 2021 Florida License Acquisition

On October 1, 2021, our wholly owned subsidiary, Planet 13 Florida Inc. ("**Planet 13 Florida**"), completed the acquisition of a license from a subsidiary of Harvest Health & Recreation Inc. (the "**Seller**") pursuant to which Planet 13 Florida purchased from the Seller a license to operate as a Medical Marijuana Treatment Center issued by the Florida Department of Health for $55,000,000 in cash. No other assets or liabilities were acquired. Licensed Medical Marijuana Treatment Centers ("**MMTCs**") are vertically integrated and the only businesses in Florida authorized to cultivate, process, transport and dispense medical marijuana to qualified patients and caregivers. As of December 31, 2022, there were 22 companies with MMTC licenses in Florida**.** License holders are not subject to restrictions on the number of dispensaries that may be opened or on the number or size of cultivation and processing facilities they may operate.

2022 Acquisition of NGW, Purchase of Florida Cultivation Site, Illinois Option Purchase Agreement, Purchase of Illinois Dispensing Location

March 2022 NGW Acquisition

On March 2, 2022 (the "**Closing Date**"), we completed our acquisition of NGW. We entered into an arrangement agreement (the "**Arrangement Agreement**") with NGW on December 20, 2021, pursuant to which we agreed to acquire (the "**Arrangement**") all of the issued and outstanding common shares of NGW (the "**NGW Shares**"), and then amalgamate with NGW pursuant to a plan of arrangement (the "**Plan of Arrangement**") under the Business Corporations Act (British Columbia). The Arrangement was approved by the holders of NGW Shares (the "**NGW Shareholders**") at a special meeting of NGW Shareholders held on February 25, 2022, and approved by the Supreme Court of British Columbia on March 1, 2022.

Pursuant to the Plan of Arrangement, at 12:01 a.m. (Vancouver time) (the "**Effective Time**") on the Closing Date, we acquired all of the NGW Shares for a total consideration of approximately C$71,345,747 (based on the closing price of our Common Shares (the "**Planet 13 Shares**") on the Canadian Securities Exchange on March 2, 2022), and NGW then amalgamated with us. The NGW Shareholders received 0.1145 of one Planet 13 Share (the "**Exchange Ratio**") and a nominal cash payment of C$0.0001 for each NGW Share held immediately prior to the Effective Time. As a result, 21,361,002 Planet 13 Shares and C$18,656 in cash were issued in exchange for the NGW Shares. In addition, the number of Planet 13 Shares issued to any person pursuant to the Arrangement was rounded down to the nearest whole Planet 13 Share, with a cash consideration paid in lieu of the issuance of such fractional Planet 13 Share of C$3.379 per share, resulting in an aggregate cash-in-lieu consideration of C$77.61.

Based upon the Exchange Ratio, all NGW options to acquire NGW Shares that were outstanding immediately prior to the Effective Time were also exchanged for our options that will entitle the holders to receive, upon exercise thereof, Planet 13 Shares. As a result, we issued 1,106,925 options in exchange for the NGW options.

Though we have since restructured the cannabis licenses of NGW (as more fully set forth in Table 1 in the Licenses section below), through this acquisition, we gained seven cannabis licenses in the State of California. The combined licenses of Newtonian and NGW allow for cultivation, production, distribution, and dispensing activities in California.

July 2022 Purchase of Florida Cultivation Site

On July 1, 2022, we, through our subsidiary Planet 13 Florida, Inc., closed on a $3,300,000 purchase of a 23-acre parcel of real property, inclusive of a 10,500 square foot building, near Ocala, Florida. The property was previously leased by Planet 13 Florida, Inc., and has received approvals for cultivation, processing, and dispensing via delivery from the Florida Office of Medical Marijuana Use

August 2022 Planet 13 Illinois Option Purchase Agreement

On August 5, 2022, we entered into an option purchase agreement that gave us the option to purchase the remaining 51% of Planet 13 Illinois from Frank Cowan for $866,250 in cash and 1,063,377 common shares of the Company. The option was exercisable at our discretion for a period of two years.

October 2022 Real Property Purchase Agreement

On October 14, 2022, we, through our wholly-owned subsidiary Planet 13 Chicago, LLC, entered into a $2,500,000 real property purchase agreement for a proposed dispensing location in Waukegan, Illinois, for an approximately 8,000 square foot building on 1.9 acres, previously occupied by a financial institution tenant. Our obligation to close on the transaction was conditioned upon obtaining local jurisdiction zoning and land-use approvals, completion of customary due diligence, and that the current non-occupying tenant terminate their lease at the property. On November 1, 2022, the Company provided notice of this site selection to the Illinois cannabis regulator. On February 3, 2023, we closed on this transaction.

2023 Purchase of Remaining 51% of Planet 13 Illinois, VidaCann LLC Membership Purchase Agreement, Nevada Domestication, Access to Certain Cash Accounts

Purchase of Remaining 51% of Planet 13 Illinois

On February 7, 2023, we exercised and closed our option to purchase the remaining 51% of Planet 13 Illinois from Frank Cowan.

VidaCann LLC Membership Purchase Agreement

On August 28, 2023, we entered into a Membership Interest Purchase Agreement ("**Purchase Agreement**") with VidaCann, LLC ("**VidaCann**"), Loop's Dispensaries, LLC ("**Dispensaries**"), Ray of Hope 4 Florida, LLC ("**Ray of Hope**") and Loops Nursery & Greenhouses, Inc. ("**Nursery**" and together with Dispensaries and Ray of Hope, the "**Sellers**"), David Loop ("**Loop**") and Mark Ascik (together with Loop, the "**Indemnifying Members**") and Loop, solely in his capacity as Seller Representative, pursuant to which, upon the terms and subject to the conditions set forth therein, the Company acquired from the Sellers all of the membership interests in VidaCann (the "**Transaction**").

Pursuant to the Purchase Agreement, the Company acquired VidaCann from the Sellers for agreed consideration at closing of the Transaction (the "**Closing**") equal to the sum of: (i) 80,564,554 shares of common stock of the Company

(the "**Base Share Consideration**"), of which 1,307,698 shares will be issued to VidaCann's industry advisor (the "**VC Advisor**"); (ii) a cash payment of US$4,000,000 (the "**Closing Cash Payment**"); and (iii) promissory notes to be issued by the Company to the Sellers in the aggregate principal amount of US$5,000,000, with each of the above components subject to adjustments as set out in the Purchase Agreement. Based on the closing price of the Company's common shares of (CAD$0.91) US$0.6647 as of May 9, 2024 on the Canadian Securities Exchange (the "**CSE**") (based on the Bank of Canada CAD to USD exchange rate on May 9, 2024 of CAD$1.00=US$0.7304), the total consideration was valued at US$50,755,443. The Purchase Agreement contemplated that VidaCann continued to have US$3,000,000 of bank indebtedness and US$1,500,000 of related party notes to former VidaCann owners at the Closing which were assumed by the Company.

The Purchase Agreement contained customary representations, warranties and covenants. The Sellers and VidaCann agreed to use commercially reasonable efforts to operate their business in the ordinary course consistent with past practice prior to the Closing and to refrained from taking certain actions without the Company's consent.

The Sellers, Indemnifying Members and the Company have each agreed to customary indemnification obligations with respect to breaches of their respective representations and warranties and failures to perform their respective obligations under the Purchase Agreement following the Closing. The Indemnifying Members' indemnification obligations were subject to certain customary limitations and deductibles.

The Transaction was subject to the satisfaction or waiver of certain conditions set forth in the Purchase Agreement, including, among others, (i) the sale of the Company's MMTC license in Florida to a third party, including any regulatory approvals required to effectuate the sale; (ii) the receipt of all regulatory consents from governmental authorities related to the operation of a cannabis business and consents required by the CSE; (iii) the receipt of certain third-party contractual consents and entry into certain other contractual arrangements; (iv) the entry into a non-compete agreement between the Company and each of the Indemnifying Members and Bobby Loehr; (v) the absence of any law or governmental order prohibiting the consummation of the Transaction; (vi) the accuracy of the parties respective representations and warranties; and (vii) the performance by the parties of their respective obligations under the Purchase Agreement.

The Sellers were be granted the right on closing to nominate one additional (fifth), director to the board of directors of the Company (the "**Board**").

The Board has received a fairness opinion from Evans & Evans, Inc. ("**Evans & Evans**") to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be paid by the Company is fair, from a financial point of view, to the Company's shareholders. The fee paid to Evans & Evans in connection with the delivery of its fairness opinion was not contingent on the successful implementation of the Transaction.

Post-transaction, and based on the number of outstanding shares as of August 28, 2023, the former equity holders of VidaCann, along with the VC Advisor, had approximately 26.09% pro forma ownership in the Company on a fully diluted basis, before factoring in any adjustments to the Base Share Consideration. Each Seller and each equity holder of a Seller that held over 5% in direct or indirect interest in VidaCann and received Base Share Consideration will be subject to a lock-up agreement restricting trading of the shares received, with the release of one-third of shares from such restrictions six months following Closing and each subsequent six months thereafter.

For further information, see "*2024 Planet 13 Closes Acquisition of VidaCann.*"

Nevada Domestication

On September 15, 2023 (the "**Effective Date**"), Planet 13 Holdings Inc., a British Columbia corporation ("**Planet 13 BC**") filed articles of domestication and articles of incorporation with the Secretary of State of the State of Nevada and changed its jurisdiction from the Province of British Columbia, Canada, to the State of Nevada (the "**Domestication**"), pursuant to a court-approved plan of arrangement ("**Plan of Arrangement**").

On the Effective Date, pursuant to the Plan of Arrangement and by operation of law, all the rights, privileges and powers of Planet 13 BC, all property owned by Planet 13 BC, all debt due to Planet 13 BC, and all other causes of action belonging to Planet 13 BC immediately prior to the Effective Date remain vested in, or attached to, the Company following the Effective Date.

On the Effective Date, each holder of issued and outstanding common share of Planet 13 BC (the "**Common Shares**") was deemed to receive one share of common stock of the Company ("**Common Stock**"), without any action required

on the part of the holder thereof. Additionally, each holder of outstanding options to purchase Common Shares was deemed to receive options to purchase an equal number of shares of Common Stock at the same exercise price per share and otherwise the same terms under the Planet 13 Holdings Inc. 2018 Stock Option Plan, and each holder of restricted share units was deemed to receive restricted share units for an equal number of shares of the Common Stock and otherwise with the same terms and conditions under the Planet 13 Holdings Inc. 2018 Share Unit Plan.

Access to Certain Cash Accounts and El Capitan Misappropriation

On June 20, 2021, we engaged El Capitan Advisors, Inc. ("*El Capitan*"), an investment advisor registered with the SEC, for cash management services. One of our accounts managed by El Capitan was held at BridgeBank, a division of Western Alliance Bank (collectively "*WAB*"). Pursuant to a dispute unrelated to us, Casa Verde Capital, L.P. and Casa Verde Capital EF, L.P. (collectively "*Casa Verde*") obtained a $35.0 million default judgment against El Capitan, which is a portfolio company of Casa Verde. Casa Verde then levied that judgment causing approximately $5.5 million of our funds held at WAB (the "*WAB Funds*") and managed by El Capitan to be directed to the Orange County, California Sheriff's Office (the "*Sheriff's Office*") on September 21, 2023.

On or around October 24, 2023, we became aware of the levy against the WAB Funds and thereafter filed a third-party claim (the "*WAB Claim*") of exemption asserting rightful ownership over the WAB Funds.

We have secured a partial settlement with Casa Verde for the release of $3.4 million of the WAB Funds, which we received on January 31, 2024. The remaining approximately $2.1 million of the WAB Funds (the "*Remaining Levied Funds*") are still in the possession of the Sheriff's Office while litigation is ongoing. We have not relinquished any right to the Remaining Levied Funds and continue to pursue their return. A hearing on the ultimate disposition of the Remaining Levied Funds is scheduled for April 29, 2024.

After filing the WAB Claim in November 2023, we also took immediate action to withdraw the remaining approximately $16.5 million that we held in two additional accounts managed by El Capitan (the "*Additional Funds*"). We were initially informed by El Capitan that the Additional Funds were being wired to us in due course. However, on November 14, 2023, El Capitan informed us that due to issues in connection with the Casa Verde judgment the wire was not able to be processed. Since November 14, 2023, El Capitan has refused to honor our further withdrawal requests with respect to the Additional Funds and at this time it is unclear whether the Additional Funds will be returned. Based on discussions with El Capitan to secure the withdrawal of the Additional Funds and purported bank statements provided by El Capitan, we have reason to believe that the Additional Funds were misappropriated by El Capitan.

On January 22, 2024, we initiated a lawsuit in Santa Monica, California against El Capitan, El Capitan's founder and Chief Executive Officer-Andrew Nash, Casa Verde, Casa Verde's Managing Member-Karan Wadhera, and Jamie Nash, the spouse of Andrew Nash (collectively "*Defendants*") seeking approximately $16.5 million in compensatory damages and other relief. We are vigorously pursuing our rights against the Defendants.

On February 28, 2025, the Company secured a settlement with Casa Verde for the remaining approximately $2.1 million of the WAB Funds, bringing the total recovery of funds held at WAB to $5.5 million. The settlement is part of a broader resolution of ongoing litigation between the Company, Casa Verde, Karan Wadhera, and Jamie Nash. As part of the settlement, the Company, through a wholly-owned subsidiary, also obtained real estate property formerly associated with Andrew and Jamie Nash, valued at approximately $5.0 million based on recent comparable sales, which we intend to sell. In total, Planet 13 has recovered approximately $10.5 million, including the expected value from the sale of the real estate property.

Our internal investigation regarding the El Capitan matter remains ongoing, and we may uncover additional material information as the investigation moves forward.

2024 Opening of DAZED! Consumption Lounge

On April 5, 2024, Planet 13's first consumption lounge, DAZED!, opened at its flagship Las Vegas SuperStore, introducing a new level of cannabis hospitality and entertainment. The 3,000-square-foot lounge is designed to provide an upscale, immersive experience with VIP booths, expertly crafted canna-cocktails, and live entertainment. Guests enter through a speakeasy-style phone booth door into a vibrant space featuring a striking bong chandelier and eclectic artistic decor. DAZED! offers a premium social environment where visitors can enjoy a curated selection of top-tier cannabis products, reservable VIP booths with personal flat-screen TVs, and specialty-infused beverages. As the first of its kind in Las Vegas, DAZED! represents Planet 13's continued innovation in experiential cannabis retail, setting a new standard for luxury cannabis consumption.

2024 Sale of Planet 13 Florida, Inc.

On January 22, 2024, Planet 13 entered into a Stock Purchase Agreement (the "*Disposition Agreement*") with SGW FL Enterprises, LLC (the "*SGWFL*"), pursuant to which, upon the terms and subject to the conditions set forth therein, we agreed to sell all of the issued and outstanding shares of common stock (the "*P13 Florida Shares*") of Planet 13 Florida Inc., which owns a the MMTC License. On May 6, 2024, the Company closed the sale of Planet 13 Florida, Inc., following the approval from the Florida Office of Medical Marijuana Use on April 26, 2024. The Company sold 100% of the equity interests in Planet 13 Florida in exchange for $9 million in cash. The sale of Planet 13 Florida was a condition to the closing of the Company's acquisition of VidaCann, LLC.

2024 Planet 13 Closes Acquisition of VidaCann

On May 9, 2024, the Company closed its acquisition of VidaCann, LLC, following the previously announced approval from the Florida Office of Medical Marijuana Use on April 26, 2024, and the sale of 100% of the equity interests in Planet 13 Florida, Inc. The Company acquired VidaCann from the sellers who held all membership interests in VidaCann in exchange for 81,872,252 shares of common stock, approximately $4 million in cash, and $5 million in promissory notes, subject to adjustments. Based on the closing price of Planet 13's common stock on May 9, 2024, the total consideration is valued at $50,755,443. As part of the agreement, VidaCann's $3 million in bank debt and $1.5 million in related party notes were assumed by the Company. Additionally, the Seller of the majority interest in VidaCann has the right to nominate a director to Planet 13's board, effective the next business day following the 2024 annual meeting of stockholders in June, with former VidaCann CEO David Loop selected as the board nominee. The acquisition added 26 dispensaries to Planet 13's portfolio, significantly expanding its presence in Florida.

2024 Opening of 27th Dispensary in Ocala, Florida

On August 12, 2024, Planet 13 announced the opening of Planet 13 Ocala, marking its 27th dispensary in Florida and 31st location nationwide.

2024 Wiz Khalifa to Offer Exclusive Khalifa Kush Products 'Powered by Planet 13' at Planet 13 Entertainment Complex

On August 15, 2024, Planet 13 announced an exclusive partnership with multi-platinum selling artist Wiz Khalifa's Khalifa Kush brand to cultivate, manufacture, and sell Khalifa Kush premium products 'Powered by Planet 13' at the Planet 13 Entertainment Complex in Las Vegas.

2024 Opening of 28th Dispensary in Port Orange, Florida

On October 15, 2024, Planet 13 announced the upcoming grand opening of Planet 13 Port Orange on October 19, 2024, marking its 28th dispensary in Florida and 32nd nationwide.

2024 Opening of 29th Dispensary in Gulf Breeze, Florida

On December 18, 2024, Planet 13 announced the opening of Planet 13 Gulf Breeze, marking its 29th dispensary in Florida and 33rd location nationwide.

2024 Opening of 30th Dispensary in Panama City, Florida

On December 26, 2024, Planet 13 announced the opening of Planet 13 Panama City, its 30th dispensary in Florida and 34th nationwide.

Recent Developments

2025 Opening of Dispensary in Port Richey, Florida

On March 27, 2025, Planet 13 announced the opening of Planet 13 in Port Richey, Florida.

2025 Opening of Dispensary in Orange Park, Florida

On April 2, 2025, Planet 13 announced the opening of Planet 13 in Orange Park, Florida.

2025 Opening of Dispensary in Edgewater, Florida

On April 30, 2025, Planet 13 announced the opening of Planet 13 in Edgewater, Florida.

2025 Closure of Two Miami Dispensaries

Planet 13 closed its two Miami dispensaries June 2025 as part of an operational restructuring and market optimization strategy.

Launch of HaHa Soft Chews in Florida

In September 2025, Planet 13 launched its HaHa branded soft chew edible products at its dispensary locations across Florida. The products, which include multiple THC and THC/CBD formulations, expand Planet 13's portfolio of branded cannabis edibles in the Florida medical cannabis market. Planet 13 also announced plans to introduce additional edible products, including sugar-free HaHa soft chews and Dreamland branded chocolates, as part of its strategy to expand branded product offerings in key markets.

2025 Opening of Dispensary in Deland, Florida

On October 13, 2025, Planet 13 announced the opening of Planet 13 in Deland, Florida.

2025 Opening of Dispensary in Pace, Florida

On October 20, 2025, Planet 13 announced the opening of Planet 13 in Pace, Florida.

Planet 13 Launches Exclusive Partnership to Bring ONI's Renowned Products to Florida

In November 2025, the Company entered into a partnership with Praetorian Global, Inc. to launch ONI-branded cannabis products exclusively at the Company's Florida dispensaries. The collaboration introduces ONI's ''Private Stock - Powered by ONI Genetics'' product line to Florida's medical cannabis market, including solventless hash rosin vape products and cold cure rosin, with initial product availability beginning in November 2025 and additional product launches expected in 2026. The partnership expands the Company's branded product offerings and supports its strategy of providing premium cannabis products across its retail footprint in Florida.

Overview of the Company's Cannabis Business

Introduction

On November 1, 2018, we opened the Planet 13 Las Vegas Superstore, less than 500 feet from the Trump Tower and less than 2,500 feet from the Wynn hotel. MMDC entered into an arm's length agreement to lease a 100,000 square foot building to house its Planet 13 Las Vegas Superstore dispensary and corporate office space in a Phase I build-out of the location (the ''**Planet 13 Las Vegas Superstore**''). In October 2019, we opened a 4,500-square-foot coffee shop and pizzeria in the Planet 13 Las Vegas Superstore. In 2020, the coffee shop and pizzeria were renamed as the Trece Eatery + Spirits restaurant, owned and operated by us through our subsidiaries. Trece Eatery + Spirits closed at the end of March 2024. The space is now available for sublease as we evaluate future opportunities for the location. The Planet 13 Las Vegas Superstore lease has a seven-year term with two seven-year renewal options and we have a right-of-first-refusal on any sale of the building. Prior to opening the Planet 13 Las Vegas Superstore, we sold both medical and adult-use products from our then existing facilities. On April 1, 2019, we entered into a lease and sub-license agreement for an additional 4.17 acres of land directly adjacent to the Planet 13 Las Vegas Superstore for additional parking. The term of the April 1, 2019, lease and sub-license runs concurrent with the Planet 13 Las Vegas Superstore lease.

The Company owns a property in Beatty, Nevada that is the site for a potential future 100,000 square foot greenhouse for cultivation and an approximately 43,000 square foot processing/production facility located in Beatty, Nevada, approximately 120 miles north-west of Las Vegas. The Beatty location is licensed and zoned for up to three million square feet of greenhouse space for the cultivation of cannabis. The site, which is owned by us, has been permitted and is ready for construction to begin. We are evaluating the timing of construction based on a current excess of supply of wholesale cannabis product in the State of Nevada and in the event of future federal legalization. We expect to revisit our expansion plans for the Beatty facility once the wholesale market in Nevada stabilizes.

Cultivation

We operate our Nevada cultivation licenses at two separate facilities, each location operating jointly under a medical and adult-use cultivation license. The two cultivation licenses operate out of Las Vegas in Clark County, Nevada (Las Vegas) and include indoor cultivation and perpetual harvest cycles. One is located in an approximately 16,100 square

foot facility, and the other operates out of a 45,000 square foot facility. We also hold a third cultivation license located near the town of Beatty in Nye County, Nevada. The Beatty cultivation facility currently housed approximately 500 square feet of research and development and genetics testing with the potential to expand to over 2,300,000 square feet of greenhouse production capacity on 80 acres of owned land that includes municipal water and abundant electrical power already at the edge of the property. We are in the process of closing the facility and have taken an impairment charge of $1,763,901 during the year ended December 31, 2024, with respect to the closure of this facility.

Production

Our six Nevada production licenses operate at three licensed production facilities, each location operating jointly under a medical and adult-use cultivation license. One production facility is a 18,500 square foot customer facing production facility that opened inside the Planet 13 Las Vegas Superstore, our cannabis entertainment complex adjacent to the Las Vegas Strip. In operation since October 2019, this facility incorporates butane hash oil (BHO) extraction, distillation equipment and microwave assisted extraction equipment as well as a state-of-the-art bottling and infused beverage line and an edibles line able to produce infused chocolates, infused gummies and other edible products. Prior to opening this facility, we produced our cannabis products at a separate 4,750 square foot facility leased in Las Vegas (Clark County). The second production facility is co-located at the Beatty facility, and the third facility is co-located in the 45,000 square foot cultivation facility located in Las Vegas. Manufactured products and Trendi-branded third-party flower are distributed through Nevada under our Nevada distribution license.

Following the Arrangement which closed on March 2, 2022, in California, we, through our wholly-owned subsidiary, NGW, LLC, which is licensed by the State of California to produce, distribute and sell products throughout the State, process and package our cannabis products at our 4,000 square foot facility on one of the four properties utilized by us and zoned for cannabis cultivation in the City of Coalinga, California ("**Facility C**"). Facility C enables us to process and package medicinal and adult-use cannabis and distribute cannabis products in accordance with the requirements under the Medicinal and Adult Use Cannabis Regulation and Safety Act, throughout the State of California.

As part of our Florida expansion, on July 1, 2022, we closed on a $3,300,000 purchase of a 23-acre parcel of real property, inclusive of a 10,500 square foot building, near Ocala, Florida. We are currently assessing our options for this property while continuing to strategically evaluate our cultivation and dispensary footprint across the State of Florida.

With the acquisition of VidaCann, we assumed a lease for a property in St. Johns, Florida, which serves as a key cultivation, manufacturing, and distribution site. Situated on a 78.6-acre lot the site is equipped with advanced climate control, irrigation, and lighting systems, optimizing both indoor and greenhouse growing environments for year-round production, and houses cannabis cultivation, tissue culture, packaging, and distribution operations.

The St. Johns facility continues to expand its capabilities with the addition of a 10th greenhouse recently approved for operations, each spanning 35,000 square feet. To further enhance production, four new dry rooms (750 square feet each) have been completed to support increased cannabis output. The site also features a 1,600-square-foot tissue culture lab designed to house a proprietary strain catalog, support R&D initiatives, and facilitate future advancements in cannabis technology. To streamline operations, the facility is implementing enhanced automation for cultivation and packaging, improving overall efficiency. Additionally, a fully integrated onsite distribution team ensures seamless product delivery to dispensary locations across Florida.

As part of our continued growth, we have established a new processing facility in Jacksonville located on Bowden Rd., dedicated to cannabis extraction, distillation, and derivative product manufacturing. This 7,000-square-foot facility supports the production of vapes, tinctures, and other infused products, including our in-house edibles. To ensure the highest standards of quality and safety, the facility is equipped with rigorous internal testing processes, maintaining compliance with industry best practices. This expansion strengthens our ability to deliver a diverse range of cannabis products of the highest quality standards while upholding our commitment to efficiency, innovation, and meeting market demand.

Distribution

We currently operate Nevada distribution activities, primarily for the transport of our products between our cultivation, production, and dispensing operations, out of our 16,100 square foot cultivation facility located in Las Vegas (Clark County). In addition to self-distribution services, the distribution license is used for the delivery of our wholesale products to licensed Nevada-state cannabis retailers. All distribution licenses held by us in the State of Nevada have been issued to MMDC.

We currently conduct cannabis distribution operations at our licensed facilities in Coalinga and Santa Ana, California. At our Santa Ana distribution location, we receive cannabis products from third-party vendors before they are placed in the Planet 13 OC Superstore.

We operate through our wholly owned subsidiary, NGW, LLC, which is licensed by the State of California to cultivate and manufacture and distribute cannabis. Our operations include supplying our Planet 13 OC retail store, wholesaling to other California-licensed businesses from Facilities A and C and selling to California retail customers through our own license and third-party distributors.

We currently conduct cannabis distribution operations from our licensed cultivation and production facilities in Jacksonville Florida for the transport of our products between our cultivation, production and dispensing operations in the State of Florida.

Dispensing

We have two Nevada dispensary licenses, one for medical and adult-use and one for the sale of adult-use products. Since 2018, the Planet 13 Las Vegas Superstore, approximately 23,000 square feet of retail space located adjacent to the Las Vegas Strip, has housed one medical and one adult-use license. The Planet 13 Las Vegas Superstore has the capacity to serve between 3,000 and 5,000 customers per day through its new, enhanced dispensary. Prior to relocating to the Planet 13 Las Vegas Superstore, the licenses operated out of the Medizin Facility, a 2,300 square foot facility located approximately six miles off the Las Vegas Strip. In September 2020, we received an unincorporated Clark County adult-use license for the Medizin Facility dispensary which had closed when its dispensary licenses were transferred to the Planet 13 Las Vegas Superstore and re-opened the Medizin Facility on November 30, 2020.

The regulatory framework for consumption lounge applications and operations was finalized in July 2022. In December 2022, we were approved for a retail attached cannabis consumption lounge prospective license, and in October 2023, our prospective license was converted to conditional status. On April 5, 2024, Planet 13's first consumption lounge, DAZED!, opened at its flagship Las Vegas SuperStore, introducing a new level of cannabis hospitality and entertainment. The 3,000-square-foot lounge is designed to provide an upscale, immersive experience with VIP booths, expertly crafted canna-cocktails, and live entertainment.

We operate one dispensary in California, the Planet 13 OC retail store, which occupies approximately 25,600 square feet of retail space on Warner Avenue in the City of Santa Ana located in Orange County. On March 3, 2023, we submitted a request to the DCC to add a medical designation to our dispensary license which will allow for the sale of medical cannabis products from the Planet 13 OC Superstore.

On August 5, 2021, our subsidiary, Planet 13 Illinois, which was then owned 49% by us and 51% by Frank Cowan, a resident of Illinois, was a lottery winner for a Social-Equity Justice Involved Conditional Adult Use Dispensing Organization License in the Chicago-Naperville-Elgin region from the Department of Financial and Professional Regulation in the State of Illinois. On February 7, 2023, we exercised and closed our option to purchase Mr. Cowan's 51% interest in Planet 13 Illinois. On October 5, 2021, we formed Planet 13 Chicago, LLC as a 100% owned leasing entity to support future operations in Illinois. On February 3, 2023, we closed on the purchase of a dispensary location in the town of Waukegan, a suburb of the greater Chicago area, and anticipate that it will be operational in mid to late 2023.

Our Florida MMTC license authorizes us to dispense medical marijuana to qualified patients and caregivers. We operate 80,000 square feet of combined retail space across 30 active dispensary locations, strategically positioned to serve key markets. These locations are designed to provide a high-quality customer experience, with a focus on product variety, accessibility, and compliance with state regulations.

Please see Table 1 below for a list of the cannabis licenses issued to us in each state.

Table 1: Licenses

Holding Entity	Permit/License	Jurisdiction	Expiration/Renewal Date	Description
MMDC	Medical/Adult-Use	Clark County, NV	June 30, 2026	Dispensary
MMDC	Adult-Use	Clark County, NV	November 30, 2026	Dispensary
MMDC	Medical/Adult-Use	Clark County, NV	June 30, 2026	Cultivation
MMDC	Medical/Adult-Use	Clark County, NV	June 30, 2026	Production
MMDC	Medical/Adult-Use	Nye County, NV	June 30, 2025	Cultivation
MMDC	Medical/Adult-Use	Clark County, NV	June 30, 2026	Cultivation
MMDC	Medical/Adult-Use	Clark County, NV	June 30, 2026	Production
MMDC	Medical	Nye County, NV	June 30, 2025	Production
MMDC	Adult-Use	Nye County, NV	June 30, 2025	Production
MMDC	Distribution	Clark County, NV	March 31, 2026	Distribution
MMDC	Medical/Adult-Use	Nevada-Tribal	July 8, 2025	Cultivation/Production
MMDC	Consumption Lounge	Clark County, NV	June 30, 2026	Consumption Lounge
MMDC	Adult-Use	Clark County, NV	June 30, 2026	Retail Store
Newtonian	Medical/Adult-Use Retailer	Santa Ana, CA	April 17, 2026	Dispensary
Newtonian	Medical/Adult-Use Retailer	Santa Ana, CA	June 11, 2026	Distribution
Newtonian	Event Organizer	Santa Ana, CA	August 3, 2026	Event Organizer
NGW, LLC	Medical/Adult-Use	Coalinga, CA	June 20, 2026	Distribution
NGW, LLC	Medical/Adult-Use	Coalinga, CA	October 27, 2026	Manufacturer Type 6
NGW, LLC	Adult-Use	Coalinga, CA	November 17, 2026	Cultivation, Medium Indoor
VidaCann, LLC	MMTC	Florida	July 24, 2026	MMTC
Planet 13 Illinois	Adult-Use Dispensing	Chicago-Naperville-Elgin, IL	March 31, 2026	Dispensary

Uses of Cannabis

Cannabis can be vaporized, smoked or ingested to alleviate pain and other ailments. Since 2014, we have been cultivating and selling cannabis in Nevada within the price range from US$6.00 to US$21.00 per gram, depending on the strain. Typically, growth time and strain yield will determine whether a strain is low or high priced. Very particular strains may be priced higher than the given range, but this would be the exception.

We offer our customers a diverse range of products, including cannabis flowers, cannabis concentrates and cannabis-infused products. In total, we currently offer over 154 cannabis strains at our dispensaries, including up to 79 unique strains cultivated in Florida, 22 of which originate from Nevada, up to 60 strains grown in Nevada, and up to 15 strains cultivated at our cultivation facility in California, 2 of which also originate from Nevada, covering the entire cannabis spectrum.

We believe that we can gain a competitive advantage by growing high yielding strains which are good extractors and which mature in a short growing cycle while still providing the desired THC profile. Further, finding the right product for a customer's condition or needs may require sampling a variety of strains, as every person is different. The U.S. Food and Drug Administration ("**FDA**") has not recognized or approved cannabis as safe or effective for any indication.

Our cultivation, production, distribution and marketing business is currently focused on the medical and adult-use segments, with product offerings sold through our own licensed retail dispensaries in California, Florida, Illinois and Nevada as well as third party dispensaries in both California and Nevada.

Principal Products

We currently operate the Planet 13 Las Vegas Superstore, a 24,000 square foot licensed cannabis dispensary inside the Planet 13 Las Vegas Entertainment Complex, located near the Las Vegas Strip, from which we: (i) dispense medical (Medizin) and retail (Planet 13) product lines and provides customer experiences through entertainment features; (ii) provide the consultation, education and convenience services described below; and (iii) own and operate DAZED! Consumption Lounge as well as operate a non-cannabis retail merchandise store and event space. Our principal products are cannabis and cannabis-infused items sold to consumers in the medical and retail cannabis markets in the State of Nevada.

Co-located with the Planet 13 Las Vegas Superstore complex, we operate a customer-viewable production facility manufacturing wholesale edible and concentrate products, include TRENDI, Leaf & Vine, Dreamland Chocolates, HaHa gummies and infused beverages. These products are sold in-store and wholesale to other dispensaries in Nevada.

We also operate the Medizin dispensary, reopened in November 2020, and operate the Planet 13 OC Superstore dispensary in Santa Ana, California which opened on July 1, 2021, and operate the Planet 13 dispensary in Waukegan, Illinois.

In Florida we operate 33 medical dispensaries throughout the state that encompass over 80,000 square feet of retail space.

Through our cultivation and production facilities in Nevada, we manufacture and sell brands at wholesale to licensed dispensaries in addition to selling these products in our own dispensaries. Our cultivation and production facilities in Florida supply products exclusively to our 33 medical dispensaries in the state.

Competition

With respect to retail operations, we compete with other retail license holders across California, Florida, Illinois and Nevada. In addition to physical dispensaries, we also compete with third-party delivery services which provide direct-to-consumer delivery services in Nevada and California. In terms of cultivation and production, we compete with other licensed cultivators and operators in California, Florida, Nevada and other states in which we may operate in the future.

Other than the Nevada state cap on licenses and California local jurisdictional caps on licenses, the retail markets in Nevada and California have fewer barriers to entry and more closely reflect free market dynamics typically seen in mature retail and manufacturing industries. The growth of these markets poses a risk of increased competition. However, given that we have entered the Nevada and California cannabis market at an early stage, management views our market share as less at risk than operators without a current operating footprint.

Management also believes that there are a number of illegally operating dispensaries and cultivators in California, Florida, Illinois and Nevada which serve as competition to us. We expect, however, that the majority of these illegal dispensaries and cultivators will be forced to cease operations in the near-term. See "*Risk Factors.*"

In Florida, we compete with 22 other master license holders. There is no limit as to the number of medical dispensary locations an individual operator can open. All products sold in medical dispensaries have to be grown and products by the licensee under a fully vertically integrated operational requirement. There is no wholesale market in the State of Florida.

In Illinois we operate one retail dispensary and compete against 260 other dispensary locations throughout the state. There is a ten (10) store cap on licensed locations that can be owned or controlled by an individual operator or affiliated group.

Components

The main raw materials and components used in the production of our products are cannabis seeds and clones, water, plant nutrients, and electricity.

Water for our Clark County, Nye County, Fresno County and Saint Johns County operations is obtained from the respective municipal water systems. The price of water is determined by the respective local governments.

Raw materials include soil, nutrients, organic integrated pest and disease management, environmental supplementation, disposable supplies, and other miscellaneous inputs, all of which are readily available from multiple sources at wholesale or lower prices.

Cycles

There have been seasonal fluctuations observed in the Planet 13 Las Vegas Superstore operations, reflective of the Las Vegas market specifically, as well as industry-wide cannabis-themed holidays and events. These potential seasonal fluctuations have presented the industry and the Planet 13 Las Vegas Superstore with a unique set of opportunities and challenges. Our Planet 13 OC location opened on July 1, 2021, and has more limited seasonal fluctuations at this location. Our Illinois dispensary has a limited operational history, and we continue to monitor the seasonal fluctuations at this location. Operations across our 33 medical dispensary locations in Florida are also subject to seasonal fluctuations, with the summer months (June- October period) seeing a marginal decrease in demand.

Intellectual Property

We have applied for trademarks at Nevada state and federal level, some of which are currently pending for Medizin, Planet 13, TRENDI, Leaf & Vine, HaHa, and Dreamland. In California, we have registrations for Planet 13 and Planet M. These trademarks were applied for and are designed for use on clothing, wearables, and other non-cannabis products with the intent of creating a valuable brand. We intend to file for additional intellectual property rights in the future.

Environmental

We do not anticipate that environmental protection requirements will have a material financial or operational effect on our capital expenditures, earnings, and competitive position in the current financial year or in future years.

Human Capital

As of December 31, 2025, we employed approximately 641 full-time and 83 part-time employees, and we anticipate that number will decrease as we divest our operations in California. Full time employees are distributed among several departments, including sales, management and administration, security, cultivation, operations, marketing, facilities, human resources, finance, accounting and legal. In order to ensure that the motivation, integrity and culture of our team stays strong, our Board of Directors (the ''**Board**'') and executive team put significant focus on our human capital resources.

We are committed to providing equal employment opportunities to all employees and applicants. This commitment extends to all of our employment practices including recruiting, hiring, training, promotions, and benefits.

Our goal is to use the highest standards in attracting and training the best talent. Our recruiting practices and decisions on whom to hire are among our most important activities. We utilize professional services, industry groups, social media, local job fairs, and educational organizations across the country to find diverse, motivated, and responsible employees. All employees must successfully complete background checks and drug screening as required by company policy and applicable regulations. To support the advancement of our employees, we offer training and development programs encouraging advancement from within. These programs include employee mentoring and one-on-one quality and regulatory training sessions overseen by our Human Resources Department and Regulatory Compliance team.

The main objective of our compensation program is to attract, retain, motivate, and reward superior employees who must operate in a quick-paced and customer-focused environment. To accomplish this, we offer a package of company-sponsored benefits to our employees. Eligibility depends on each employee's full-time or part-time status, location, and other factors, and benefits include medical and dental plans, paid and unpaid leaves, and flexible time-off. We provide employee wages that are competitive and consistent with employee positions, skill levels, experience, knowledge, and geographic location. Additionally, we believe in aligned incentives and utilize share unit and stock option plans as well as annual bonuses to align the long-term compensation of eligible directors, employees, officers, and contractors with our shareholders' interests for a competitive total rewards program.

Legal and Regulatory Matters

United States Federal Law Overview

At the federal level, cannabis currently remains a Schedule I controlled substance under the U.S. Controlled Substance Act of 1970 (the "**CSA**"). Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to

regulate and remove state-level penalties regarding a substance that is still illegal at the federal level. As of December 31, 2025, and despite the conflict with U.S. federal law, at least forty (40) states, the District of Columbia, the Commonwealth of the Northern Mariana Islands, Guam, Puerto Rico, and the U.S. Virgin Islands have legalized cannabis for medical use. Twenty-four (24) of those states and the District of Columbia, the Commonwealth of the Northern Mariana Islands, and Guam have legalized the adult use of cannabis for recreational purposes.

Although cannabis remains federally illegal, the U.S. government has largely deprioritized enforcement in recent years, shifting toward a more lenient approach-though this trend has shown signs of potential change. On August 29, 2013, the U.S. Department of Justice ("**DOJ**") issued a memorandum known as the "**Cole Memorandum**" to all U.S. Attorneys' offices (federal prosecutors). The Cole Memorandum generally directed U.S. Attorneys not to prioritize the enforcement of federal marijuana laws against individuals and businesses that rigorously comply with state regulatory provisions in states with strictly regulated medical or adult-use cannabis programs. The Cole Memorandum, while not legally binding, assisted in managing the tension between state and federal laws concerning state-regulated cannabis businesses.

However, on January 4, 2018, the Cole Memorandum was revoked by then Attorney General Jeff Sessions. While this did not create a change in federal law - as the Cole Memorandum was not itself law - the revocation added to the uncertainty of U.S. federal enforcement of the CSA in states where cannabis use is regulated. Sessions also issued a one-page memorandum known as the "**Sessions Memorandum**". This confirmed the rescission of the Cole Memorandum and explained that the Cole Memorandum was "unnecessary" due to existing general enforcement guidance as set forth in the U.S. Attorney's Manual (the "**USAM**"). The USAM enforcement priorities, like those of the Cole Memorandum, are also based on the federal government's limited resources, and include "law enforcement priorities set by the Attorney General," the "seriousness" of the alleged crimes, the "deterrent effect of criminal prosecution," and "the cumulative impact of particular crimes on the community."

While the Sessions Memorandum does emphasize that marijuana is a Schedule I controlled substance and states the statutory view that it is a "dangerous drug and that marijuana activity is a serious crime," it does not otherwise guide U.S. Attorneys that the prosecution of marijuana-related offenses is now a DOJ priority. Furthermore, the Sessions Memorandum explicitly describes itself as a guide to prosecutorial discretion. Such discretion is firmly in the hands of U.S. Attorneys in deciding whether to prosecute marijuana-related offenses. U.S. Attorneys could individually continue to exercise their discretion in a manner similar to that displayed under the Cole Memorandum's guidance. Dozens of U.S. Attorneys across the country have affirmed their commitment to proceeding in this manner, or otherwise affirming that their view of federal enforcement priorities has not changed, although a few have displayed greater ambivalence.

On January 21, 2021, Joseph Biden, Jr. was sworn in as President of the United States. President Biden's Attorney General, Merrick Garland, was confirmed by the United States Senate on March 10, 2021. It is not yet known whether the Department of Justice under President Biden and Attorney General Garland will re-adopt the Cole Memorandum or announce a substantive marijuana enforcement policy. Mr. Garland indicated at a confirmation hearing before the United States Senate that it did not seem to him to be a good use of limited resources to pursue prosecutions in states that have legalized and that are regulating the use of marijuana, either medically or otherwise. On October 6, 2022, President Biden announced "First: I'm pardoning all prior federal offenses of simple marijuana possession ... Second: I'm calling on all governors to pardon simple state marijuana possession offenses ... Third: ... I'm asking [Secretary of Health and Human Services Becerra] and the Attorney General to initiate the process of reviewing how marijuana is scheduled under federal law." Unless and until the United States Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law. Currently, in the absence of uniform federal guidance, as had been established by the Cole memorandum, enforcement priorities are determined by respective United States Attorneys.

Following President Biden's October 6, 2022, announcement, the Department of Health and Human Services (HHS) formally recommended in August 2023 that the Drug Enforcement Administration (DEA) reclassify marijuana from a Schedule I to a Schedule III controlled substance under the Controlled Substances Act (CSA). This recommendation, if adopted, would recognize cannabis as having accepted medical uses and significantly reduce regulatory burdens on the industry, including tax restrictions under Section 280E of the Internal Revenue Code. As of early 2025, the DEA is still reviewing HHS's recommendation but has not issued a final decision. Rescheduling to Schedule III would not legalize marijuana federally but would shift enforcement priorities and potentially open avenues for expanded research, banking access, and interstate commerce. However, cannabis would remain illegal for adult-use under federal law unless explicitly authorized by Congress. In December 2023, President Biden reaffirmed his administration's commitment to cannabis reform, granting additional pardons for federal simple possession convictions and urging further action on

criminal justice reform. Meanwhile, the SAFE Banking Act, which would allow cannabis businesses to access traditional banking services, has passed the Senate Banking Committee but remains stalled in Congress. Despite these developments, federal enforcement remains inconsistent. The Department of Justice (DOJ) has not issued a formal cannabis enforcement policy, leaving discretion to U.S. Attorneys in each jurisdiction. While federal prosecution of state-legal cannabis businesses remains rare, uncertainty persists as long as cannabis remains federally illegal.

On January 20, 2025, Donald J. Trump was sworn in for his second term as President of the United States. In the months following his inauguration, President Trump has expressed support for reclassifying marijuana from a Schedule I to a Schedule III controlled substance under federal law, acknowledging its potential medical benefits. Additionally, President Trump endorsed the legalization of marijuana in Florida, backing Amendment 3. In the November 5, 2024, election, Florida's Amendment 3, which sought to legalize recreational marijuana for adults aged 21 and over, received 56% support from voters. However, it failed to meet the 60% supermajority threshold required to amend the state constitution, resulting in the measure's defeat. These positions suggest a shift toward a more permissive federal stance on cannabis, though comprehensive federal legalization has not yet been proposed.

Following the Department of Health and Human Services' 2023 recommendation, the DEA is still reviewing whether to reclassify cannabis from a Schedule I to a Schedule III controlled substance. This change would recognize medical uses and alleviate some regulatory burdens but would not fully legalize cannabis at the federal level. Delays in the DEA's decision have led to ongoing uncertainty within the industry.

Meanwhile, legislative efforts continue, with the Cannabis Administration and Opportunity Act (CAOA) seeking to decriminalize cannabis, expunge certain convictions, and promote social equity. However, the bill faces bipartisan hurdles in Congress. Similarly, the SAFE Banking Act, aimed at providing cannabis businesses with access to traditional banking services, has been reintroduced but remains stalled, leaving many cannabis businesses operating in cash-only environments.

In December 2025, President Trump issued an Executive Order directing the U.S. Attorney General to expedite the administrative review process concerning the potential rescheduling of marijuana from Schedule I to Schedule III under the Controlled Substances Act, following a 2023 recommendation by the U.S. Department of Health and Human Services. Any such change remains subject to completion of the formal rulemaking process led by the U.S. Drug Enforcement Administration and other relevant federal agencies. As of early 2026, federal cannabis policy continues to evolve, and potential actions by the DEA or Congress could represent the most significant regulatory shift in decades. Until definitive action is taken, the cannabis industry continues to operate within a complex and fragmented regulatory environment while monitoring developments at the federal level.

In addition to federal illegality and uncertainty of state-driven legalization frameworks for cannabis operators within the U.S., it may potentially be a violation of federal anti-money laundering statutes for financial institutions to take any proceeds from the sale of cannabis or any other Schedule I controlled substance. Canadian banks are likewise hesitant to deal with cannabis companies due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions, particularly those that are federally chartered in the U.S., could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses.

Despite these laws, the U.S. Department of the Treasury's Financial Crimes Enforcement Network ("**FinCEN**") issued a memorandum on February 14, 2014 (the "**FinCEN Memorandum**") outlining the pathways for financial institutions to bank state-sanctioned cannabis businesses in compliance with federal enforcement priorities. The FinCEN Memorandum echoed the enforcement priorities of the Cole Memorandum. Under these guidelines, financial institutions must submit a Suspicious Activity Report ("**SAR**") in connection with all marijuana-related banking activities by any client of such financial institution, in accordance with federal money laundering laws. These marijuana-related SARs are divided into three categories - marijuana limited, marijuana priority, and marijuana terminated - based on the financial institution's belief that the business in question follows state law, is operating outside of compliance with state law, or where the banking relationship has been terminated, respectively. On the same day as the FinCEN Memorandum was published, the DOJ issued a memorandum (the "**2014 DOJ Memorandum**") directing prosecutors to apply the enforcement priorities of the Cole Memorandum in determining whether to charge individuals or institutions with crimes related to financial transactions involving the proceeds of cannabis-related conduct. The 2014 DOJ Memorandum has been rescinded as of January 4, 2018, along with the Cole Memorandum, removing guidance that enforcement of applicable financial crimes against state-compliant actors was not a DOJ priority.

However, former Attorney General Sessions' revocation of the Cole Memorandum and the 2014 DOJ Memorandum has not affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that

it intends to rescind the FinCEN Memorandum itself. Though it was originally intended for the 2014 DOJ Memorandum and the FinCEN Memorandum to work in tandem, the FinCEN Memorandum appears to be a standalone document which explicitly lists the eight enforcement priorities originally cited in the Cole Memorandum. As such, the FinCEN Memorandum remains intact, indicating that the Department of the Treasury and FinCEN intend to continue abiding by its guidance. However, in the United States, it is difficult for cannabis-based businesses to open and maintain a bank account with any bank or other financial institution.

In the U.S., the SAFE Banking Act of 2019, H.R. 1595 ("**SAFE Banking Act**"), was first introduced on March 7, 2019, and passed a vote on September 25, 2019, by the Committee of the Whole Congress, but failed to receive the support needed to pass the U.S. Senate. Generally, the act would let banks offer services to cannabis-related businesses. They could also offer services to those businesses' employees. In both Canada and the U.S., transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions. The SAFE Banking Act re-emerged in March 2021, H.R. 1996, with more bipartisan support including with 180 cosponsors. On April 19, 2021, the House passed the re-introduced SAFE Banking Act in a bipartisan vote of 321 - 101, but it again stalled in the Senate. While there is strong support in the public and within Congress for the SAFE Banking Act and similar legislation, there can be no assurance that it will be passed as presently proposed or at all.

In April 2023, the bill was reintroduced as H.R. 2891 and S. 1323, with the Senate Banking Committee approving it in September 2023. In 2024, the bill was revised and rebranded as the SAFER Banking Act (S. 2860), broadening its regulatory scope. The Senate Banking Committee advanced the SAFER Banking Act in late 2024, but as of March 1, 2026, it has yet to receive a full Senate vote and has not been enacted into law. While momentum for cannabis banking reform continues, financial institutions remain restricted in providing services to the industry, creating operational challenges and cash-handling risks for cannabis businesses.

Although the Cole Memorandum and 2014 DOJ Memorandum have been rescinded, Congress has used the Joyce Amendment, previously known as the Rohrabacher-Farr and the Rohrabacher-Leahy Amendment, as a rider provision in the FY 2015, 2016, 2017, 2018, 2019, 2020, and 2021 Consolidated Appropriations Acts and accompanying stopgap spending measures to prevent the federal government from using congressionally appropriated funds to enforce federal marijuana laws against regulated medical cannabis actors operating in compliance with state and local law. President Joe Biden became the first president to propose a budget with the Joyce Amendment included. On December 29, 2022, the Joyce Amendment was renewed through the signing of the "Consolidated Appropriations Act, 2023" which extended the protections for the medical cannabis industry until September 30, 2023.

Most recently, the Joyce Amendment was renewed through the signing of the Consolidated Appropriations Act, 2024 in January 2024, extending protections for the medical cannabis industry through the current fiscal year. The amendment has continued to be included in subsequent continuing resolutions and federal appropriations legislation, including funding measures for fiscal year 2025, and, as of March 2026, remains in effect. The amendment, which has been included in federal spending bills since FY 2015, prevents the Department of Justice from using congressionally appropriated funds to interfere with state-legal medical cannabis operations. However, the protection applies only to medical cannabis programs and must be renewed through future appropriations legislation, and therefore remains subject to potential lapse. However, its future remains uncertain as broader federal cannabis reform efforts, including the SAFE Banking Act and descheduling proposals, continue to face legislative challenges.

In May 2024, the U.S. Department of Justice, following a recommendation from the U.S. Department of Health and Human Services, initiated formal rulemaking proceedings to reschedule cannabis from Schedule I to Schedule III under the Controlled Substances Act. The proposed rule was published in the Federal Register and a public comment period was completed. As of March 2026, a final rule has not yet been issued and the rescheduling has not taken effect. If cannabis is ultimately rescheduled to Schedule III, such action would not constitute full federal legalization but could have significant implications for the industry, including the potential elimination of Internal Revenue Code Section 280E limitations on the deductibility of ordinary business expenses. There can be no assurance as to the timing or outcome of this rulemaking process.

As of March 1, 2026, more than half of U.S. states have legalized cannabis for adult use, and an even greater number permit medical cannabis. While federal prohibition remains, momentum for reform is increasing, including proposed rescheduling under the Controlled Substances Act and discussions on comprehensive legalization.

Despite the legal, regulatory, and political obstacles the cannabis industry currently faces, the industry has continued to grow. It was anticipated that the federal government would eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco. However, there can be no assurance that comprehensive federal legalization or descheduling will occur.

We intend to abide by the following to ensure compliance with the guidance provided by the Cole Memorandum:

- ensure that our operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;

- ensure that our cannabis related activities adhere to the scope of the licensing obtained (for example, in states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);

- implement policies and procedures to ensure that cannabis products are not distributed to minors;

- implement policies and procedures in place to ensure that funds are not distributed to criminal enterprises, gangs or cartels;

- implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or cross any state lines in general;

- ensure that our state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and

- ensure that our products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

In addition, we may (and frequently do) conduct background checks to ensure that the principals and management of our operating subsidiaries are of good character and have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. We also conduct ongoing reviews of the activities of our cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation.

Nevada State Law Overview

In 2000, Nevada voters passed a medical marijuana initiative allowing physicians to recommend cannabis for an inclusive set of qualifying conditions including chronic pain and created a limited non-commercial medical marijuana patient/caregiver system. Senate Bill 374, which passed the legislature and was signed by the Nevada Governor in 2013, expanded this program and established a for-profit regulated medical marijuana industry.

In 2014, Nevada accepted medical marijuana business applications and a few months later the Nevada Division of Public and Behavioral Health (the "**Division**") approved 182 cultivation licenses, 118 licenses for the production of edibles and infused products, 17 independent testing laboratories, and 55 medical marijuana dispensary licenses. The number of dispensary licenses was then increased to 66 by legislative action in 2015. The application process was merit-based, competitive, and is currently closed.

Nevada has a medical marijuana program and passed adult-use legalization through the ballot box in November 2016. Under Nevada's adult-use marijuana law, the state licensed marijuana cultivation facilities, product manufacturing facilities, distributors, retail stores and testing facilities. For the first 18 months after legalization, applications to the DOT for adult- use establishment licenses were only accepted from existing medical marijuana establishments and from existing liquor distributors for the adult-use distribution license. The Division licensed and regulated medical marijuana establishments up until July 1, 2017, when the state's medical marijuana program merged with adult-use marijuana enforcement under the DOT. After merging medical and adult-use marijuana regulation and enforcement, the

single regulatory agency was known as the "Marijuana Enforcement Division of the Department of Taxation". The DOT oversaw regulation of cannabis operations until the CCB took over on July 1, 2020. The Nevada Cannabis Compliance Board ("**CCB**") continues to serve as the sole regulatory authority for licensing, regulation and enforcement of cannabis operations in Nevada.

In February 2017, the state announced plans to issue "early start" recreational marijuana establishment licenses in the summer of 2017. These licenses expired at the end of the year and, beginning on July 1, 2017, allowed marijuana establishments holding both a retail marijuana store and dispensary license to sell their existing medical marijuana inventory as either medical or adult-use marijuana. All cannabis cultivated and infused products produced under the adult-use program that were not existing inventory at a medical marijuana dispensary were transported to retail marijuana stores utilizing a licensed retail marijuana distributor. Starting on July 1, 2017, medical and adult-use marijuana became subject to a 15% excise tax on the first wholesale sale (calculated on the fair market value) and adult-use cannabis is subject to an additional 10% special retail marijuana sales tax in addition to any general state and local sales and use taxes. These tax structures remain in effect as of March 2026, subject to potential legislative amendment.

The regular retail marijuana program began in early 2018. The Regulation and Taxation of Marijuana Act specifies that, for the first 18 months of the program, only existing medical marijuana establishment certificate holders could apply for a retail marijuana establishment license. As that restriction expired in November 2018, on December 5, 2018, the DOT expanded the application process and awarded an additional 61 licenses for retail marijuana dispensaries in Nevada. The regular program was governed by permanent regulations found in Nevada Administrative Code Sections 453A and 453D through June 30, 2020.

In early 2019, Nevada legislature passed Nevada Assembly Bill 533 ("**AB533**"), which authorized the formation of the CCB to be vested with the authority to license and regulate persons and establishments engaged in cannabis activities within Nevada and promulgated statutes which will replace Nevada Revised Statute ("**NRS**") 453A and 453D effective on July 1, 2020. Those statutes are currently codified at NRS 678A, B, C and D. On July 21, 2020, the CCB adopted final Nevada Cannabis Compliance Regulations 1 through 14 ("**NCCR**") which are substantially similar to the former Nevada Administrative Code Sections 453A and 453D, and continue to govern operational compliance, ownership, and licensing matters, subject to periodic amendment by the CCB.

In response to industry feedback, on October 20, 2020, the CCB amended NCCR 5 to give clarity regarding public company ownership of Nevada cannabis companies. Generally, those amendments include such companies being required to provide to the CCB notice of annual general meetings of shareholders and a non-objecting beneficial owners ("**NOBO**") list as of the record date of each such meeting, and disclosure of any stockholders having 5% or greater ownership interest or that are able to exert control over a Nevada cannabis establishment. Additionally, the CCB requires an updated list of all beneficial owners, regardless of amount or type of ownership, but if a list of all beneficial owners cannot be obtained through reasonable cost and/or effort, the publicly traded company must provide an updated NOBO list as of the annual meeting record date, and explain why it cannot provide a list of all beneficial owners through reasonable cost and effort. These reporting and disclosure requirements for publicly traded cannabis companies remain in effect as of March 2026.

Nevada does not have any U.S. residency requirements with respect to license ownership, but does require background checks of all individuals having an ownership interest. Background checks are waivable at the discretion of the CCB for individuals having less than 5% ownership interest. The CCB retains authority to require investigation and suitability determinations for beneficial or direct ownership interests where deemed appropriate. Although the CCB has not chosen to exercise their authority to require a background check on ownership interests in public cannabis companies that remain under 5% and do not otherwise exercise control over a Nevada cannabis licensee, the CCB does have authority to require a licensee to investigate and submit any ownership interest, beneficial or direct, for CCB approval. For example, under Nevada cannabis laws, any beneficial holder of any of our securities, regardless of the number of shares, may be required to file an application, be investigated, and have his or her suitability as a beneficial holder of the voting securities determined if the CCB has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada.

In June 2023, Nevada Governor Joe Lombardo signed legislation increasing the legal possession limits for cannabis. Effective January 1, 2024, adults aged 21 and over may legally possess up to 2.5 ounces of cannabis or up to 0.25 ounces of THC concentrate, an increase from the previous limits of 1 ounce of cannabis and 0.125 ounces of THC concentrate.

Additionally, the Nevada Cannabis Compliance Board (CCB) has continued to oversee the state's cannabis industry, ensuring strict regulation of licensing and operations to protect public health and safety. The composition of the CCB may change from time to time based on gubernatorial appointments.

As of January 21, 2025, the CCB welcomed Major General Ondra L. Berry as a new board member, appointed by Governor Lombardo, who was subsequently appointed Chair of the CCB in December 2025. In January 2026, L. Kristopher Rath was appointed to the Board. During 2025, Nevada also enacted additional cannabis legislation, including Assembly Bill 76, Senate Bill 157 and Senate Bill 168, which revised certain licensing, operational, packaging, labeling and testing requirements. These developments reflect Nevada's ongoing efforts to adapt its cannabis regulations, balancing industry growth with public safety considerations

In addition, vertical integration is neither required nor prohibited. All medical cannabis sales are made subject to the recipient holding a registry identification card issued by the State of Nevada as defined at NRS 678C.080. We are permitted to sell medical cannabis products to non-Nevada patients as non-Nevada patients are permitted reciprocity under NRS 678C.470, subject to compliance with verification and documentation requirements imposed by the CCB.

Nevada Reporting Requirements

Nevada has selected Franwell Inc.'s METRC solution ("**METRC**") as the state's track-and-trace system used to track commercial cannabis activity and movement through the supply chain. Individual licensees whether directly or through third-party integration systems are required to push data to the state to meet all reporting requirements. For all licensed facilities, we have designated an in-house computerized seed to sale software that integrates with METRC via an application programming interface, and captures the required data points for cultivation, production and retail as required by Nevada statutes and regulations.

Nevada Licenses and Regulatory Compliance

We are licensed for the cultivation, production, distribution, and retail sale of cannabis and cannabis products. These licenses were formerly issued by the DOT under the provisions of Nevada Revised Statutes section 453A through June 30, 2020 and reissued by the CCB under NRS 678A, B and D starting July 1, 2020. All licenses are independently issued for each approved activity for use at our facilities and retail locations in Nevada.

Cannabis consumption lounges were authorized in Nevada pursuant to AB 341 in the 2021 81st Session of the Nevada Legislature. On July 9, 2021, our subsidiary MMDC received a notification letter of eligibility to hold a retail attached cannabis consumption lounge license from the CCB. On June 28, 2022, the CCB adopted regulations for the cannabis consumption lounge application and requirements to operate. In December 2022, we were approved for a retail attached cannabis consumption lounge prospective license and continue to develop our buildout and operational plans. On April 5, 2024, Planet 13's first consumption lounge, DAZED!, opened at its flagship Las Vegas SuperStore Entertainment Complex.

Our licenses are in good standing and we, through MMDC, are in compliance with Nevada's cannabis regulatory program. MMDC has responded to all CCB inspections and received approval on all corrective actions.

We comply with applicable Nevada state licensing requirements as follows: (i) MMDC is licensed pursuant to applicable Nevada state law to cultivate, possess and/or distribute THC- bearing cannabis in Nevada; (ii) renewal dates for such licenses are docketed by legal counsel and/or other advisors; (iii) random audits of our business activities are conducted by the applicable Nevada state regulator and by us to ensure compliance with applicable Nevada state law; (iv) each of our employees is provided with an employee handbook that outlines internal standard operating procedures in connection the cultivation, possession and distribution of cannabis to ensure that all cannabis inventory and proceeds from the sale of such cannabis are properly accounted for and tracked, including through the use of scanners to confirm each customer's legal age and the validity of each customer's photo identification; (v) each room that cannabis inventory and/or proceeds from the sale of such inventory enter is monitored by video surveillance; (vi) software is used to track cannabis inventory from seed to sale. We are contractually obligated to comply with applicable Nevada state law in connection with the cultivation, possession and/or distribution of cannabis in Nevada.

All Nevada cannabis establishments must be licensed by the CCB. If applications contain all required information and after vetting of officers, establishments are issued a cannabis establishment registration certificate. In a local governmental jurisdiction that issues business licenses, the issuance by the CCB of a cannabis establishment license is considered conditional until the local government has issued a business license for operation and the establishment is in compliance with all applicable local governmental ordinances. Final licenses are valid for a period of one year and

are subject to annual renewals after required fees are paid and the business remains in good standing. It is important to note that conditional licenses do not permit the operation of any commercial or medical cannabis businesses. Only after a conditional licensee has gone through necessary state and local inspections, if applicable, and has received a final license from the CCB may an entity engage in cannabis business operation. The CCB limits applications for all licenses.

We have regulatory compliance staff whose responsibilities include ensuring that the established standard operating procedures are being adhered to at each stage of the cultivation, processing and distribution cycle, to identify any non-compliance matters and to put in place the necessary modifications to ensure compliance. Our regulatory compliance staff conducts regular unannounced audits against our established standard operating procedures and State of Nevada regulations.

California State Law Overview

In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act of 1996. This legalized the use, possession and cultivation of medical marijuana by patients with a physician recommendation for treatment of cancer, anorexia, AIDS, chronic pain, spasticity, glaucoma, arthritis, migraine, or any other illness for which marijuana provides relief.

In 2003, Senate Bill 420 was signed into law establishing an optional identification card system for medical marijuana patients. In September 2015, the California legislature passed three bills collectively known as the Medical Cannabis Regulation and Safety Act ("**MCRSA**"). The MCRSA established a licensing and regulatory framework for medical marijuana businesses in California. The system created multiple license types for dispensaries, infused products manufacturers, cultivation facilities, testing laboratories, transportation companies, and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a state license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the *Adult-Use of Marijuana Act* ("**AUMA**") creating an adult-use marijuana program for adults 21 years of age or older.

AUMA included certain conflicting provisions with MCRSA, so in June 2017, the California State Legislature passed Senate Bill No. 94, known as *Medicinal and Adult-Use Cannabis Regulation and Safety Act* ("**MAUCRSA**"), which amalgamates MCRSA and AUMA to provide a set of regulations to govern a medical and adult-use licensing regime for cannabis businesses in the State of California. California's cannabis industry is currently regulated by the Department of Cannabis Control ("**DCC**"), which serves as the sole state licensing authority for commercial cannabis activity. One of the central features of MAUCRSA is known as "local control." In order to legally operate a medical or adult-use marijuana business in California, an operator must have both a local and state license. This requires license holders to operate in cities or counties with marijuana licensing programs. Cities and counties in California are allowed to determine the number of licenses they will issue to marijuana operators or can choose to outright ban marijuana.

State cannabis licenses in California must be renewed annually. Depending on the jurisdiction, our local authorizations must generally be renewed annually as well. Each year, licensees are required to submit a renewal application per State cannabis regulatory guidelines. Provided renewal applications are submitted in a timely manner, we can expect the renewals to be granted in the ordinary course of business.

On January 10, 2020, the three commercial cannabis licensing agencies in California, the BCC, the Department of Food and Agriculture, and the Department of Public Health (collectively, "**California Licensing Agencies**") announced that California Governor Gavin Newsom's budget proposal for cannabis industry regulation and taxation included plans to consolidate the three licensing entities that are currently housed at the California Licensing Agencies into a single Department of Cannabis Control by July 2021. With the passage of AB 141 on July 12, 2021, the California Licensing Agencies were consolidated into the Department of Cannabis Control ("**DCC**"). On September 8, 2021, the DCC announced proposed emergency regulations to move all cannabis regulations into Title 4 of the California Code of Regulations. Effective November 7, 2022, the DCC made permanent the emergency regulations adopted on September 27, 2021, and March 28, 2022, and implemented a consolidated regulatory framework under Title 4. The DCC continues to amend and refine these regulations periodically through formal rulemaking processes. Proposed and adopted regulatory changes are published by the DCC in accordance with California administrative law procedures.

MAUCRSA allows local municipalities and jurisdictions to authorize the on-site consumption of cannabis by state-licensed retailers and/or microbusinesses. If a city or county permits it, retailers and microbusinesses can have on-site consumption if: (i) access to the area where cannabis consumption is allowed is restricted to persons 21 years of

age and older, (ii) cannabis consumption is not visible from any public place or non-age-restricted area, and (iii) the sale or consumption of alcohol or tobacco is not allowed on the premises.

In 2024, the DCC intensified its enforcement actions to protect consumers. The department oversaw more than 480 embargoes, preventing thousands of potentially adulterated products from reaching consumers. Additionally, the Unified Cannabis Enforcement Task Force seized over $254 million worth of unlicensed cannabis products throughout the year. Enforcement activity has continued through 2025 and 2026, with a focus on illicit market suppression, track-and-trace compliance, and consumer safety. In October 2024, Governor Gavin Newsom signed Assembly Bill 1775, effective January 1, 2025, allowing cannabis dispensaries and lounges to prepare and sell non-psychoactive food and non-alcoholic beverages, and to host live music and performances. This legislation aims to boost revenue for legal dispensaries and provide consumers with enhanced experiences.

During 2025, California enacted and implemented several significant regulatory changes affecting the cannabis industry. These included legislation maintaining the state's cannabis excise tax at 15% through 2028, as well as new restrictions on hemp-derived cannabinoids that subject certain products to full cannabis regulatory requirements. The DCC also continued to advance regulatory reforms, including the phase-out of provisional licenses by January 1, 2026 and the adoption of new product standards, while ongoing rulemaking and enforcement initiatives have focused on product safety, supply chain transparency and compliance.

California Reporting Requirements

California has selected METRC as the state's track-and-trace system used to track commercial cannabis activity and movement across the supply chain. Individual licensees whether directly or through third-party integration systems are required to push data to the state to meet all reporting requirements. For all licensed facilities, we have designated an in-house computerized seed to sale software that integrates with METRC via an application programming interface, and captures the required data points for cultivation, manufacturing and retail as required by California statutes and regulations.

California License and Regulatory Compliance

As of December 31, 2025, we, through our subsidiary Newtonian, hold the Santa Ana Permit and the California License and are in compliance with applicable licensing requirements and the regulatory framework enacted by the State of California. In order to qualify for these licenses, we submitted applications and license renewals with detailed plans and procedures evidencing to the applicable regulators that it complies with all statutory and regulatory requirements in California for the operation of the licenses. We have further retained a California regulatory consultant, with experience operating regulatory-compliant California license operations, to advise us on regulatory requirements and updates in that state. Upon closing of the Arrangement, we filed a notice of ownership update with the State of California and assumed responsibility for the NGW licenses.

Florida State Law Overview

In 2014, the Florida Legislature passed the Compassionate Use Act, which was the first legal medical cannabis program in the state's history. The original Compassionate Use Act only allowed for low-THC cannabis to be dispensed and purchased by patients suffering from cancer and epilepsy. In 2016, the Legislature passed the Right To Try Act which allowed for full potency cannabis to be dispensed to patients suffering from a diagnosed terminal condition. Also in 2016, the Florida Medical Marijuana Legalization Initiative was introduced by citizen referendum and passed on November 8. This language, known as "**Amendment 2**," amended the state constitution and mandated an expansion of the state's medical cannabis program.

Amendment 2, and the resulting expansion of qualifying medical conditions, became effective on January 3, 2017. The Florida Department of Health, physicians, dispensing organizations and patients are bound by Article X Section 29 of the Florida Constitution and Florida Statutes Section 381.986. On June 9, 2017, the Florida House of Representatives and Florida Senate passed respective legislation to implement the expanded program by replacing large portions of the existing Compassionate Use Act, which officially became law on June 23, 2017.

The Florida Statutes Section 381.986(8) provides a regulatory framework that requires licensed producers, which are statutorily defined as "Medical Marijuana Treatment Centers", to cultivate, process and dispense medical cannabis in a vertically-integrated marketplace. Florida remains one of the few large medical-only cannabis markets that mandates vertical integration at the license level.

Licenses are issued by the Office of Medical Marijuana Use ("**OMMU**") and must be renewed biennially. Each MMTC license authorizes statewide operations under a single vertically integrated structure. Currently, the dispensaries can be in any geographic location within the state, provided that the local jurisdiction's zoning regulations authorize such a use, the proposed site is zoned for a pharmacy and the site is not within 500 feet of a school. Local governments may impose additional zoning or location restrictions consistent with state law.

The MMTC license permits us to sell medical cannabis to qualified patients to treat certain medical conditions in Florida, which are delineated in Florida Statutes Section 381.986. As we expect our operations in Florida to be vertically-integrated, we will be able to cultivate, harvest, process and sell/dispense/deliver our own medical cannabis products. Under the terms of our Florida license, we are permitted to sell medical cannabis only to qualified medical patients that are registered with the State. Only qualified physicians who have successfully completed a medical cannabis educational program can register patients on the Florida Office of Medical Marijuana Use Registry.

In the November 5, 2024 election, Florida's Amendment 3, which sought to legalize adult-use cannabis for individuals aged 21 and over, received approximately 56% support from voters but failed to meet the 60% supermajority threshold required to amend the Florida Constitution. As a result, adult-use cannabis remains illegal in Florida as of March 2026. Advocacy groups have indicated potential plans to pursue a subsequent ballot initiative in a future election cycle, although there can be no assurance that any such initiative will qualify for the ballot or be approved by voters.

During 2025, Florida enacted Chapter 2025-204, Laws of Florida, which requires the OMMU to suspend or revoke the registrations of patients and caregivers in connection with certain controlled substance offenses, reflecting increased regulatory oversight of the medical cannabis program. The OMMU and other regulators have continued to emphasize strict compliance with patient eligibility, product control and vertically integrated operations. In addition, regulatory guidance and enforcement trends in 2026 have included increased scrutiny of MMTC advertising, marketing and operational practices, while additional legislative proposals remain under consideration.

As of December 31, 2025, the Company operates thirty (33) dispensaries in Florida, expanding its retail footprint to serve medical cannabis patients across the state. Additionally, a store in Sarasota is expected to open in the coming months, subject to receipt of required state and county approvals.

Florida Reporting Requirements

Florida law calls for the OMMU to establish, maintain, and control a computer software tracking system that traces cannabis from seed to sale and allows real-time, 24-hour access by the OMMU to such data. The tracking system must allow for integration of other seed-to-sale systems and, at a minimum, include notification of certain events, including when marijuana seeds are planted, when marijuana plants are harvested and destroyed and when cannabis is transported, sold, stolen, diverted, or lost. Each medical marijuana treatment center shall use the seed-to-sale tracking system established by the OMMU or integrate its own seed-to-sale tracking system with the seed-to-sale tracking system established by the OMMU. At this time the OMMU has not implemented a statewide seed-to-sale tracking system. Additionally, the OMMU also maintains a patient and physician registry and the licensee must comply with all requirements and regulations relative to the provision of required data or proof of key events to said system to retain its license. Florida requires all MMTCs to abide by representations made in their original application to the State of Florida or any subsequent variances to same. Any changes or expansions of previous representations and disclosures to the OMMU must be approved by the OMMU via a variance process. The state of Florida uses BioTrackTHC as its computerized track-and-trace system for seed-to-sale reporting. Individual licensees, whether directly or through third-party integration systems, are required to push data to the state to meet all reporting requirements.

Security and Storage Requirements

Adequate outdoor lighting is required from dusk to dawn for all MMTC facilities. 24-hour per day video surveillance is required and all MMTCs must maintain at least a rolling 45-day period that is made available to law enforcement and the OMMU upon demand. Alarm systems must be active at all times for all entry points and windows. Interior spaces must also have motion detectors, and all cameras must have an unobstructed view of key areas. Panic alarms must also be available for employees to be able to signal authorities when needed.

In dispensaries, the MMTC must provide a waiting area with a sufficient seating area. There must also be a minimum of one private consultation/education room for the privacy of the patient(s) and their caregiver (if applicable). The

MMTC may only dispense products between 7:00 am and 9:00 pm. All active products must be kept in a secure location within the dispensary and only empty packaging may be kept in the general area of the dispensary which is readily accessible to customers and visitors. No product or delivery devices may be on display in, or visible from, the waiting area.

An MMTC must at all times provide secure and logged access for all cannabis materials. This includes approved vaults or locked rooms. There must be at least two employees of the MMTC or an approved security provider on site at all times where cultivation, processing, or storing of cannabis occurs. All employees must wear proper identification badges and visitors must be logged in and wear a visitor badge while on the premises. The MMTC must report any suspected activity of loss, diversion or theft of cannabis materials within 24 hours of becoming aware of such an occurrence.

Florida Transportation Requirements

When transporting cannabis to dispensaries or to patients, a manifest must be prepared and transportation must be done using an approved vehicle. The cannabis must be stored in a separate, locked area of the vehicle and at all times while in transit there must be two people in a delivery vehicle. During deliveries, one person must remain with the vehicle. The delivery employees must at all times have identification badges. The manifest must include the following information: (i) departure date and time; (ii) name, address and license number of the originating MMTC; (iii) name and address of the receiving entity; (iv) the quantity, form and delivery device of the cannabis; (v) arrival date and time; (vi) the make, model and license plate of the delivery vehicle; and (vii) the name and signatures of the MMTC delivery employees. These manifests must be kept by the MMTC for inspection for up to three years. During the delivery, a copy of the manifest is also provided to the recipient.

OMMU Inspections in Florida

The OMMU may conduct announced or unannounced inspections of MMTC's to determine compliance with applicable laws and regulations. The OMMU is to inspect an MMTC upon receiving a complaint or notice that the MMTC has dispensed cannabis containing mold, bacteria, or other contaminants that may cause an adverse effect to humans or the environment. The OMMU is to conduct at least a biennial inspection of each MMTC to evaluate the MMTC's records, personnel, equipment, security, sanitation practices, and quality assurance practices.

Florida License and Regulatory Compliance

We, through our subsidiary, VidaCann LLC, hold the MMTC license and are in compliance with applicable licensing requirements and the regulatory framework enacted by the State of Florida. We have retained Florida regulatory consultants with experience to advise us on regulatory requirements and updates in that state.

<u>*Illinois State Law Overview*</u>

In June 2019, Illinois passed the Cannabis Regulation and Tax Act (**"CRTA"**), which legalized cannabis for recreational use and created one of the largest adult use markets in the country. The law went into effect on June 25, 2019, and adult use sales of cannabis began in the state on January 1, 2020. Under the CRTA, existing medical cannabis license holders were allowed to apply for Early Approval Adult Use Dispensing Organization (**"EAAUDO"**) licenses to be able to sell adult use product at existing medical cannabis dispensaries (known as "co-located" or "same site" dispensaries). Existing medical operators also received the privilege of opening a secondary adult use only retail dispensary for every medical cannabis dispensary location already existing in the operator's portfolio. All EAAUDO license holders were also required to commit to Illinois's groundbreaking Social Equity program either through a financial contribution, grant agreement, donation, incubation program, or sponsorship program.

The CRTA also authorized the issuance of an additional 75 Adult Use Dispensing Organization (**"AUDO"**) licenses, 40 craft grower licenses as well as infuser and transporter licenses in 2020. Generally speaking, these licenses were to be awarded via a competitive application process. The CRTA provided a significant advantage to applicants that qualified as a "Social Equity Applicant" under the CRTA. In addition, the CRTA authorized issuance up to 110 additional AUDO licenses and 60 craft grower licenses by December 21, 2021. However, due the COVID-19 pandemic, litigation relating to the application process, and the passage of H.B. 1443, which amended the CRTA, the issuance of new cannabis licenses in Illinois was delayed until July 2021. By June 2022, the Illinois Department of Agriculture (**"IDOA"**) has issued approximately 88 craft grower licenses in several tranches, along with infuser and transporter licenses. Certain unsuccessful craft grow applicants filed legal challenges relating to the application and

scoring process. These matters were consolidated for administrative purposes. As of March 2026, Illinois has continued to advance licensing under the CRTA framework, although litigation and administrative proceedings relating to prior application rounds have contributed to delays and regulatory complexity. There can be no assurance that additional legal challenges will not arise in connection with future licensing rounds.

On September 3, 2021, the Illinois Department of Financial and Professional Regulation ("**IDFPR**") announced that 185 Conditional AUDO licenses have been awarded through three license lotteries that took place on July 29, 2021, August 5, 2021, and August 19, 2021 respectively. These Conditional AUDO licenses were ultimately issued to the respective winners in July 2022. Conditional AUDO license holders are required to site and operationalize their dispensaries within 360 days of license receipt. Illinois regulators have provided certain administrative extensions to conditional license holders in response to litigation, zoning challenges, financing constraints, and market conditions. As of March 2026, the Illinois adult-use retail market continues to mature as conditional licensees transition to full operational status.

During 2025, Illinois transitioned to a new statewide seed-to-sale track-and-trace system, Metrc, to enhance inventory control, sales reporting and regulatory oversight across the cannabis supply chain. The state also adopted updated adult-use cannabis regulations providing additional clarity for licensees and operators and continues to evaluate legislative changes affecting taxation, licensing and product definitions. Illinois has experienced ongoing challenges related to licensing and social equity participation, including delays in the issuance of certain licenses, while unregulated hemp-derived THC products remain outside the state's primary regulatory framework.

Illinois Reporting Requirements

As of February 2025, Illinois has transitioned from using BioTrackTHC to Metrc as its official seed-to-sale tracking system for cannabis. The implementation of Metrc is expected to improve compliance monitoring, streamline reporting processes, and bolster public safety within Illinois' cannabis market. Individual licensees, whether directly or through third-party integration systems, are required to push data to the state to meet all reporting requirements.

Illinois Licenses and Regulatory Compliance

Illinois allows for five types of cannabis businesses within the state: (1) cultivation centers; (2) craft growers; (3) infusers; (4) transporters which are regulated by the IDOA. Fifth are dispensaries, which are regulated by IDFPR.

All cultivation, infusing, and transporter establishments must register with IDOA. All dispensaries must register with the IDFPR. If applications contain all required information, establishments are issued a marijuana establishment registration certificate. Registration certificates are valid for a period of one year and are subject to annual renewals after required fees are paid and the business remains in good standing. Pursuant to Illinois law, registration renewal applications must be received 45 days prior to expiration and may be denied if the license has a history of non-compliance and penalties.

The cultivation licenses permit a licensee to acquire, possess, cultivate, manufacture and process cannabis into edible products and cannabis-infused products. Cultivators can transfer, have tested, supply or sell cannabis and cannabis products and related supplies to licensed dispensaries, craft growers, and infusers. Infusing licenses permit a licensee to acquire and possess distillate from a licensed cultivator or craft grower and to manufacture edible and cannabis-infused products. Infusers can transfer, have tested, supply or sell cannabis and cannabis products to dispensaries. The transporter license permits a licensee to transport cannabis and cannabis products to and from licensed entities.

The retail dispensary license permits us to purchase cannabis and manufactured cannabis products from licensed cultivation facilities, craft growers, and infusing organizations and to sell such products to adult consumers (21 years old or older).

On August 5, 2021, we, through our subsidiary, Planet 13 Illinois, in which entity we held a minority interest, won a Conditional Adult Use Dispensing Organization License in the Chicago-Naperville-Elgin region, the most populated region of Illinois. The conditional license was issued to Planet 13 Illinois on July 22, 2022. Such a license ceases to be "conditional" once it is tethered to an approved location, which occurred effective November 22, 2023.

On February 7, 2023, and upon the receipt of regulatory approval from IDFPR, we exercised our option to purchase the majority interest of Planet 13 Illinois. As such, we are now the 100% owner of that license holding entity.

We have retained Illinois regulatory counsel with experience to advise us on regulatory requirements during the pre-license issuance period and following the November 22, 2023 issuance of the annual license to Planet 13 Illinois.

Compliance with State Law

We are in compliance with California, Nevada, Illinois, and Florida laws and the related licensing framework. We use reasonable commercial efforts to confirm, through the advice of our General Counsel and local consultants, through the monitoring and review of our business practices, and through regular monitoring of changes to U.S. Federal enforcement priorities, that our businesses are in compliance with applicable licensing requirements and the regulatory frameworks enacted by the states in which we operate. We work with external legal advisors in Nevada, California, Illinois, and Florida to ensure that we and our subsidiaries are in compliance with applicable state laws, including:

- frequent correspondence and updates with advisors;

- development and maintenance of standard operating procedures with respect to dispensing, cultivation, processing and distribution;

- ongoing monitoring of compliance with operating procedures and regulations by on-site management;

- appropriate employee training for all standard operating procedures; and

- subscription to monitoring programs to ensure compliance with the FinCEN Memorandum.

We have not received any noncompliance orders, citations or notices of violation that remain uncorrected or that may have an ongoing impact on our licenses, business activities or operations.

In addition, we will continue to ensure we are in compliance with applicable licensing requirements and the regulatory framework enacted in the states in which we operate by continuous review of our licenses and affirmation certifications from management. Each new license received by us undergoes both internal and independent reviews, and is subject to all compliance monitoring and requirements that are applied to existing licenses held or controlled by us. While our business activities are compliant with applicable state and local law, such activities remain illegal under United States federal law.

Storage and Security

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, we do the following in full compliance with state statutes and regulations:

- have an enclosed, locked facility, with appropriate entrance security;

- train employees in security measures and controls, emergency response protocol, confidentiality requirements, safe handling of equipment, procedures for handling products, as well as the differences in strains, methods of consumption, methods of cultivation, methods of fertilization and methods for health monitoring;

- install sophisticated, regulatory-compliant security equipment to deter and prevent unauthorized entrances;

- install security alarms to alert local law enforcement of unauthorized breach of security; and

- implement security procedures that:

  ○ restrict access of the establishment to only those persons/employees authorized to be there;

  ○ deter and prevent theft;

  ○ provide identification (badge) for those persons/employees authorized to be in the establishment;

  ○ prevent loitering;

  ○ require and explain electronic monitoring; and

  ○ require and explain the use of automatic or electronic notification to alert local law enforcement of an unauthorized breach of security.

Regulatory Risks

The U.S. cannabis industry is highly regulated, highly competitive and evolving rapidly. As such, new risks may emerge, and management may not be able to predict all such risks or be able to predict how such risks may impact on actual results.

Participants in the U.S. cannabis industry will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition. Further, we may be subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. The litigation and other claims are subject to inherent uncertainties and management's view of these matters may change in the future. A material adverse impact on our financial statements also could occur for the period in which the effect of an unfavorable outcome becomes probable and reasonably estimable.

The U.S. cannabis industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond our control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce our earnings and could make future growth uneconomic. The industry is also subject to numerous legal challenges, which may significantly affect our financial condition and which cannot be reliably predicted.

We expect to derive all of our revenues from the U.S. cannabis industry, which industry is illegal under U.S. federal law. As a result of the conflicting views between state legislatures and the federal government regarding cannabis, cannabis businesses in the U.S. are subject to inconsistent legislation and regulation. We began our operations in the State of Nevada, which has legalized the medical and adult-use of cannabis, and have expanded or plan to expand in other states with licensed cannabis opportunities. The U.S. federal government has not enacted similar legislation and the cultivation, sale and use of cannabis remains illegal under federal law pursuant to the CSA. The federal government of the U.S. has specifically reserved the right to enforce federal law in regard to the sale and disbursement of medical or adult-use cannabis even if state law sanctioned such sale and disbursement. It is presently unclear whether the U.S. federal government intends to enforce federal laws relating to cannabis where the conduct at issue is legal under applicable state law. This risk was further heightened by the revocation of the Cole Memorandum in January 2018. See "*United States Federal Law Overview*."

Further, there can be no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local government authorities will not limit the applicability of state laws within their respective jurisdictions. It is also important to note that local and city ordinances may strictly limit and/or restrict the distribution of cannabis in a manner that will make it extremely difficult or impossible to transact business in the cannabis industry. If the U.S. federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, then our business would be materially and adversely affected.

U.S. federal actions against any individual or entity engaged in the cannabis industry or a substantial repeal of cannabis related legislation could adversely affect us. Our involvement in the medical and adult-use cannabis industry is illegal under the applicable federal laws of the United States and may be illegal under other applicable law. There can be no assurances the federal government of the United States or other jurisdictions will not seek to enforce the applicable laws against us. The consequences of such enforcement would be materially adverse to our business and could result in the forfeiture or seizure of all or substantially all of our assets. See "*Risk Factors*."

Nature of the Company's Involvement in the U.S. Cannabis Industry

We are actively engaged in the cultivation, manufacturing, production, possession, use, sale, and distribution of cannabis for both medical and adult use in Nevada and California, for medical use only in Florida, and in the dispensing of adult-use cannabis in Illinois.

See Recent Developments for further information related to the Company's Florida operations and its acquisition of VidaCann, LLC.

As of December 31, 2025, virtually all of our assets and revenues are directly attributable to the medical and adult-use cannabis market.

As previously stated, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of

business activities or divestiture. This could have a material adverse effect on us, including our reputation and ability to conduct business, the listing of our securities on any stock exchange, our financial position, operating results and profitability. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined. See "*Risk Factors*."

Our operations in the U.S. cannabis industry are presently only in the States of Nevada and California, Illinois and Florida. We may expand our operations outside of Nevada and California and intend to restrict such future expansion to: (i) only those states that have enacted laws legalizing cannabis; and (ii) only those states where we can comply with state (and local) laws and regulations and have the licenses, permits or authorizations to properly carry on each element of our business.

In addition, we will continue to ensure we are in compliance with applicable licensing requirements and the regulatory framework enacted in the states in which we operate by continuous review of our licenses and affirmation certifications from management.

We will continue to monitor, evaluate and re-assess the regulatory framework in the states in which we operate and any state that we may look to expand our operations to in the future, and the federal laws applicable thereto, on an ongoing basis; and will update our continuous disclosure regarding government policy changes or new or amended guidance, laws or regulations regarding cannabis in the U.S as required.

Anti-Money Laundering Laws and Regulations

We are subject to a variety of laws and regulations in the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the *U.S. Currency and Foreign Transactions Reporting Act of 1970* ("**Bank Secrecy Act**"), as amended by *Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001* ("**USA PATRIOT Act**") and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

Our activities, and any proceeds thereof, may be considered proceeds of crime due to the fact that cannabis remains illegal federally in the U.S. This may restrict our ability to declare or pay dividends or effect other distributions. Furthermore, while we have no current intention to declare or pay dividends on our Common Stock in the foreseeable future, we may decide to, or be required to, suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Ability to Access Private and Public Capital

Prior to the RTO, we relied entirely on access to private capital in order to support our continuing operations and capital expenditure requirements. We expect to rely on both private and public capital markets to finance our growth plans in the U.S. legal cannabis industry. However, there is no assurance we will be successful, in whole or in part, in raising funds, particularly if the U.S. federal authorities change their position toward enforcing the CSA. Further, access to funding from U.S. residents may be limited due their unwillingness to be associated with activities which violate U.S. federal laws.

Available Information

Our website address is *www.planet13.com*. Through this website, our filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K are accessible (free of charge) as soon as reasonably practicable after materials are electronically filed or furnished to the SEC. The information provided on our website is not part of this Annual Report on Form 10-K. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public on the SEC's website at www.sec.gov.

Item 1A.   Risk Factors.

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties. This summary does not address all of the risks related to our business. Additional discussion of the risks summaries may be found under the "Risk Factors" section and elsewhere in this Annual Report on Form 10-K, and should be carefully considered before making a decision to invest in our Common Stock. These risks include, among others:

Risks Related to Regulation and our Industry

- Cannabis continues to be a controlled substance under the CSA and our business model and the nature of our operations could result in adverse actions by agencies of the U.S. federal government.

- Some of our planned business activities, while compliant with applicable U.S. state and local law, are illegal under U.S. federal law.

- There is uncertainty surrounding the U.S. federal government and Attorney General Pam Bondi and their influence and policies in opposition to the cannabis industry as a whole, and their actions could result in significant fines, penalties, convictions or criminal charges, which could have a material adverse effect on us.

- The industry in which we operate is still developing and subject to extensive regulation.

- We face risks due to industry immaturity or limited comparable, established industry best practices.

- Our sales and marketing activities and enforcement of contracts may be hindered by regulatory restrictions.

- We expect to incur significant ongoing costs and obligations related to our investment in infrastructure, growth, regulatory compliance and operations.

- Our investors, directors, officers and employees may be subject to entry bans into the United States.

- Our operations may become the subject of heightened scrutiny, which may lead to the imposition of additional restrictions. on our operations.

- Regulatory scrutiny of the industry in which we operate may negatively impact our ability to raise additional capital.

- Banks and other financial institutions which service the cannabis industry are at risk of violating certain financial laws, including anti-money laundering statutes.

- The re-classification of cannabis or changes in U.S. controlled substance laws and regulations could have a material adverse effect on our business.

- We may incur significant tax liabilities due to limitations on tax deductions and credits under section 280E of the Internal Revenue Code of 1986, as amended, (the "**Code**").

- State and local governments may heavily regulate brands and forms of cannabis products, and there is no guarantee that our proposed products and brands will be approved for sale and distribution in any state.

- We may have difficulty accessing the service of banks and processing credit card payments in the future.

- Failure to comply with environmental laws, regulations and permitting requirements may result in enforcement actions.

- Failure to obtain or maintain the necessary licenses, permits, authorizations or accreditations could have a material adverse effect on our business.

- U.S. state laws legalizing and regulating the sale and use of cannabis could be repealed or overturned.

- We may face limitations on ownership of cannabis licenses, which may restrict our ability to grow.

- We may become subject to FDA or ATF regulation that may have an adverse effect on our business, and we may be subject to negative clinical trials.

- We could be subject to criminal prosecution or civil liabilities under RICO.

- We lack access to U.S. bankruptcy protections.

Risks Related to our Business and Operations

- We face increasing competition that may materially and adversely affect our business, financial condition and results of operations.
- Our reliance on our operations in limited jurisdictions means that adverse changes or developments could have a material adverse effect on our business.
- Our probable lack of business diversification could have a material adverse effect on our business.
- There is no assurance that we will be profitable or pay dividends.
- Increased prices and inflation could negatively impact our margin performance and our financial results.
- We are a developing company and we do not generate positive cash flow every fiscal year.
- Our business is exposed to risks inherent in an agricultural business.
- Climate change could disrupt operations and adversely affect our financial results.
- We are dependent on the popularity of consumer acceptance of our brand portfolio to generate revenues.
- We may be adversely impacted by rising or volatile energy costs.
- We may encounter unknown environmental risks that may delay the development of our businesses.
- Threats to our information technology system and potential cyber-attacks and security breaches could have a material adverse effect on our business.,reputation and financial condition.
- Our business is subject to risks and hazards for which we may not be able to obtain insurance coverage.
- Our business faces risks of exposure to product liability claims, regulatory action, complaints, enforcement action and litigation that could prevent or inhibit the commercialization of our potential products and have a material adverse effect on us.
- We may become party to litigation from time to time in the ordinary course of business which could d have a material adverse effect on us.
- Product recalls could lead to decreased demand for our products.
- Our research and development activities may not prove profitable, and we may not be able to accurately forecast our operating results and plan our operations due to uncertainties in the cannabis industry.
- We rely on our executive officers, our key research and development personnel and our key growth and extraction personnel for our future success, and if any such persons were unable to continue in their present positions, we might not be able to replace them.
- We could be liable for fraudulent or illegal activity by our employees, contractors and consultants, resulting in significant financial losses and claims against us.
- In certain circumstances, our reputation could be damaged, resulting in a material adverse effect on our business.
- Unfavorable publicity or consumer perception could lead to a material adverse effect on the demand for our products and our business, results of operations, financial condition and cash flows.
- Because of our reliance on key inputs and their related costs, any significant interruption or negative change in the availability or economics of our supply chain could have a materially adverse impact on our business.
- We are a holding company and are dependent on the earnings and distributions by our subsidiaries.
- The termination of any of our leases may have a material adverse effect on our business, financial condition and prospects.
- Competition for the acquisition and leasing of properties suitable for cannabis activities may impede our ability to make acquisitions or increase the cost of these acquisitions, which could adversely affect our operating results and financial condition.

- We face costs of maintaining a public listing and reporting requirements which could adversely affect our business, financial condition and results of operations.

- Currency fluctuations could expose us to exchange risk.

- We may face difficulties acquiring additional financing to fund our growth.

- Our officers and directors may be engaged in a range of business activities resulting in conflicts of interest.

- Our actual financial position and results of operations may differ materially from the expectations of management.

- Increases in the cost or reduced availability of materials, equipment, commodities, or energy due to inflation, tariffs, trade policies, or geopolitical events could adversely affect our profitability and operating results.

- Our business, financial condition, results of operations, and cash flow may be negatively impacted by challenging global economic conditions.

Risks Related to our Acquisitions and Growth Strategy

- Our failure to successfully integrate acquired businesses, their products and other assets, may result in our inability to realize any benefit from such acquisition.

- We may not be able to effectively manage our growth and operations, which could materially and adversely affect our business.

- The issuance of a significant number of shares of Common Stock in connection with potential equity financings or future acquisitions could adversely affect the market price of our Common Stock.

Risks Related to Intellectual Property

- We may be forced to litigate to defend our intellectual property rights, or to defend against claims by third parties against us relating to intellectual property rights.

- U.S. federal trademark and patent protection may not be available for our intellectual property due to the current classification of cannabis as a Schedule I controlled substance.

Risks Related to our Common Stock

- Our Co-CEOs are able to exert significant influence over all matters requiring shareholder approval.

- We are a U.S. domestic company for U.S. federal income tax purposes and are subject to U.S. tax law.

- Dividends received by Canadian holders of Common Stock are subject to U.S. withholdings tax.

- The market price for the Common Stock may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control.

- It may be difficult for U.S. holders of the Common Stock to resell them over the CSE or at all.

- Future sales of the Common Stock by existing shareholders could reduce the market price of the Common Stock.

Risks Related to Regulation and our Industry

Cannabis continues to be a controlled substance under the CSA and our business model, and the nature of our operations could result in adverse actions by agencies of the U.S. federal government, which could have a material adverse effect on us.

Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical cannabis under the Access to Cannabis for Medical Purposes Regulations (Canada) and the Cannabis Act (Canada), in the United States, cannabis is largely regulated at the state level. To date, a total of 39 states, Washington D.C., and the territories of Guam, Puerto Rico, the U.S. Virgin Islands, and the Northern Mariana Islands, have legalized medical cannabis in some form, and 15 of those states, Washington D.C., and the territories of Guam and the Northern Mariana Islands have legalized recreational cannabis.

If the DOJ policy were to aggressively pursue financiers or equity owners of cannabis-related business, and United States attorneys followed such DOJ policies through pursuing prosecutions, then we could face: (i) seizure of our cash and other assets used to support or derived from our cannabis subsidiaries; and (ii) the arrest of our employees, directors, officers, managers and investors, who could face charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis. Additionally, as has recently been affirmed by U.S. Customs and Border Protection, our employees, directors, officers, managers and investors who are not U.S. citizens face the risk of being barred from entry into the United States for life.

Our primary businesses (owned directly or through one or more of our operating companies) are intended to be leading cultivators and dispensaries of cannabis and cannabis-infused products in the State of Nevada and other U.S. states. Because the production and sale of recreational cannabis remain illegal under federal law, it is possible that our future suppliers (and other third-party service providers) and customers may be forced to cease activities. The U.S. federal government, through both the U.S. Drug Enforcement Administration (the "**DEA**") and the U.S. Internal Revenue Service (the "**IRS**"), has the right to actively investigate, audit and shut-down cannabis growing facilities and retailers. The U.S. federal government may also attempt to seize our property. Any action taken by the DEA and/or the IRS to interfere with, seize, or shut down our operations will have an adverse effect on our business, operating results and financial condition.

Some of our planned business activities, while compliant with applicable U.S. state and local law, are illegal under U.S. federal law.

Because the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal under U.S. federal law, and any such acts are criminal acts under federal law under any and all circumstances under the CSA, an investor's contribution to and involvement in such activities may result in federal civil and/or criminal prosecution, including forfeiture of his, her or its entire investment. We may also be deemed to be aiding and abetting illegal activities through the contracts we have entered into and the products that we intend to provide. As a result, U.S. law enforcement authorities, in their attempt to regulate the illegal use of cannabis and any related drug paraphernalia, may seek to bring an action or actions against us, including, but not limited to, aiding and abetting another's criminal activities. The U.S. federal aiding and abetting statute provides that anyone who "commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal." As a result of such an action, we may be forced to cease operations and be restricted from operating in the U.S., and our investors could lose their entire investment. Such an action would have a material negative effect on our business and operations.

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which with minimal due process, it could be subject to forfeiture.

In addition, companies providing goods and/or services to companies like us that are engaged in cannabis-related activities may, under threat of federal civil and/or criminal prosecution, suspend or withdraw their services. Any suspension of service and inability to procure goods or services from an alternative source, even on a temporary basis, that causes interruptions in our operations could have a material and adverse effect on our business, financial condition and results of operations.

There is uncertainty surrounding the U.S. federal government and the policies of the Department of Justice regarding the cannabis industry, and federal enforcement actions could result in significant fines, penalties, convictions or criminal charges, which could have a material adverse effect on our business.

As a result of the conflicting views between state legislatures and the federal government regarding cannabis, investments in cannabis-related businesses in the United States are subject to inconsistent legislation and regulation. Although a number of U.S. states have legalized cannabis for medical and/or adult use purposes, cannabis remains classified as a Schedule I controlled substance under the U.S. Controlled Substances Act. As a result, the cultivation, manufacture, distribution, sale and possession of cannabis remains illegal under U.S. federal law, regardless of state law compliance.

In August 2013, the U.S. Department of Justice ("DOJ") issued guidance commonly referred to as the Cole Memorandum, which directed federal prosecutors to focus enforcement resources on certain specified priorities and indicated that conduct in compliance with strong state regulatory systems was less likely to be a federal enforcement

priority. However, on January 4, 2018, then-Attorney General Jeff Sessions issued a memorandum rescinding the Cole Memorandum and related guidance. As a result, U.S. federal prosecutors retain broad discretion to enforce federal cannabis laws in jurisdictions that have legalized cannabis under state law.

Since fiscal year 2015, Congress has included provisions in federal appropriations legislation, commonly referred to as the Rohrabacher-Blumenauer amendment, that prohibit the DOJ from using federal funds to prevent states from implementing their medical cannabis laws. Courts have interpreted this rider to limit DOJ enforcement actions against individuals and businesses that are strictly compliant with state medical cannabis laws. However, this protection must be renewed annually by Congress and does not apply to adult-use cannabis activities. Accordingly, there can be no assurance that these appropriations protections will continue in future federal budgets.

Federal policy toward cannabis continues to evolve. Federal agencies and policymakers have recently considered potential reforms, including proposals related to cannabis banking access and the possible rescheduling of cannabis under federal law. However, as of the date of this report, cannabis remains illegal under federal law, and the timing, scope, or outcome of any federal legislative or regulatory reforms remains uncertain.

Pam Bondi was sworn in on February 5, 2025 as the 87th U.S. Attorney General. It remains uncertain what enforcement priorities the DOJ or the current presidential administration will adopt with respect to the cannabis industry. Any shift in federal enforcement priorities could increase the risk of enforcement actions against businesses operating in compliance with state cannabis laws.

Because cannabis remains illegal under federal law, the DOJ could theoretically allege that we and our directors, officers, employees, or shareholders ''aided and abetted'' violations of federal law by providing financing or services to cannabis-related businesses. Under such circumstances, federal authorities could seek civil or criminal penalties, asset forfeiture, or other remedies, including disgorgement of profits. Any such enforcement actions could result in significant fines, penalties, administrative sanctions, civil proceedings, criminal charges, or settlements.

Violations of federal law could have a material adverse effect on our business, financial condition, and results of operations. In particular, enforcement actions could result in penalties, the seizure of assets, the cessation of business activities, the loss of licenses or regulatory approvals, or the delisting of our securities from stock exchanges. Any such developments could materially harm our reputation, financial position, operating results, liquidity, or the market price of our publicly traded common stock.

Our business interests in the United States include the cultivation and provision of cannabis and cannabis-infused products. We believe that our operations and those of our customers and partners comply with the licensing requirements and regulatory frameworks enacted by the states in which they operate. However, compliance with state law does not protect against potential federal enforcement actions.

The industry in which we operate is still developing and subject to extensive regulation.

The cannabis industry is a new industry that may not succeed. Should the federal government in the U.S. change course and decide to prosecute those dealing in medical or other cannabis under applicable law, there may not be any market for our products and services in the U.S. Cannabis is a new industry subject to extensive regulation, and there can be no assurance that it will grow, flourish or continue to the extent necessary to permit us to succeed. We are treating the cannabis industry as a deregulating industry with significant unsatisfied demand for our proposed products and will adjust our future operations, product mix and market strategy as the industry develops and matures. Further, few clinical trials on the benefits of cannabis or isolated cannabinoids have been conducted. Future research and clinical trials may draw opposing conclusions to statements contained in the articles, reports and studies currently favored, or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to medical cannabis, which could adversely affect social acceptance of cannabis and the demand for our products and dispensary services.

Accordingly, there is no assurance that the cannabis industry and the market for medicinal and/or adult-use cannabis will continue to exist and grow as currently anticipated or function and evolve in a manner consistent with management's expectations and assumptions. Any event or circumstance that adversely affects the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets could have a material adverse effect on our business, financial condition and results of operations.

We face risks due to industry immaturity or limited comparable, competitive or established industry best practices.

As a relatively new industry, there are not many established operators in the medical and adult use cannabis industries whose business models we can follow or build upon. Similarly, there is no or limited information about comparable companies available for potential investors to review in making a decision about whether to invest in us.

Shareholders and investors should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies, like us, that are in their early stages. For example, unanticipated expenses and problems or technical difficulties may occur, which may result in material delays in the operation of our business. We may fail to successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of the Common Stock to the extent that investors may lose their entire investments.

The size of our target market is difficult to quantify and investors will be reliant on their own estimates on the accuracy of market data.

Because the cannabis industry is in an early stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in us and, few, if any, established companies whose business model we can follow or upon whose success we can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in us. There can be no assurance that our estimates are accurate or that the market size is sufficiently large for our business to grow as projected, which may negatively impact our financial results.

Our sales and marketing activities and enforcement of contracts may be hindered by regulatory restrictions.

The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the United States limits our ability to compete for market share in a manner similar to other industries. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for our products, our sales and operating results could be adversely affected. In addition, because our contracts involve cannabis and other activities that are not legal under U.S. federal law and in some jurisdictions, we may face difficulties in enforcing our contracts in U.S. federal and certain state courts.

We expect to incur significant ongoing costs and obligations related to our investment in infrastructure, growth, regulatory compliance and operations, and uncertainty regarding legal and regulatory status and changes may have a material adverse effect on our business.

We expect to incur significant ongoing costs and obligations related to our investment in infrastructure and growth and for regulatory compliance, which could have a material adverse effect on our results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition. Our efforts to grow our business may be costlier than management expects, and we may not be able to increase our revenue enough to offset higher operating expenses. We may incur significant losses in the future for a number of reasons, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, the market price of the Common Stock may significantly decrease.

Achievement of our business objectives is also contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining other required regulatory approvals. The regulatory regime applicable to the cannabis industry in Canada and the United States is currently undergoing significant proposed changes and we cannot predict the impact of the regime on our business once the structure of the regime is finalized. Similarly, we cannot predict the timeline required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failing to obtain, required regulatory approvals may significantly delay or impact the development of our markets, products and sales initiatives and could have a material adverse effect on our business, results of operations and financial condition. We will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions on our operations.

Our investors, directors, officers and employees may be subject to entry bans into the United States.

Because cannabis remains illegal under United States federal law, foreign nationals employed by or investing in state legal and licensed cannabis companies could face detention, denial of entry or lifetime bans from the United States for their business associations with cannabis businesses. Entry happens at the sole discretion of the U.S. Customs and Border Protection ("**CBP**") officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. Business or financial involvement in the legal cannabis industry in Canada or in the United States by foreign nationals could also be reason enough for United States border guards to deny entry.

On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States laws regarding controlled substances, and because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal cannabis industry in U.S. states where it is deemed legal may affect admissibility to the United States. As a result, CBP has affirmed that, employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in the United States or Canada, like us, who are not United States citizens face the risk of being barred from entry into the United States for life. Any entry bans against our investors, directors, officers and employees may have a material adverse effect on us.

Our operations may become the subject of heightened scrutiny, which may lead to the imposition of additional restrictions on our operations.

Currently, our Common Stock trade on the CSE and are quoted on the OTCQX in the United States. Our business, operations and investments in the United States, and any future business, operations or investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada and the United States. As a result, we may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on our ability to operate or invest in the United States or any other jurisdiction, in addition to those described herein.

It had been reported in Canada that the Canadian Depository for Securities Limited is considering a policy shift that would see its subsidiary, CDS Clearing and Depository Services Inc. ("**CDS**"), refuse to settle trades for cannabis issuers that have investments in the United States. CDS is Canada's central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding ("**MOU**") with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the Common Stock are listed on a stock exchange, it would have a material adverse effect on the ability of holders of the Common Stock to make and settle trades. In particular, the Common Stock would become highly illiquid until an alternative was implemented, investors would have no ability to effect a trade of the Common Stock through the facilities of the applicable stock exchange.

Regulatory scrutiny of the industry in which we operate may negatively impact our ability to raise additional capital.

Our business activities rely on newly established and developing laws and regulations in the states in which we operate or intend to operate. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes, including changes in the interpretation and/or administration of applicable regulatory requirements may adversely affect our profitability or cause us to cease operations entirely. Any determination that our business fails to comply with applicable cannabis regulations would require us either to significantly change or terminate our business activities, which would have a material adverse effect on our business.

The cannabis industry may come under the scrutiny or further scrutiny by the U.S. Food and Drug Administration, Securities and Exchange Commission, the DOJ, the Financial Industry Regulatory Advisory or other federal, state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or nonmedical purposes in the United States. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any

proposals will become law. The regulatory uncertainty surrounding our industry may adversely affect the business and our operations, including, without limitation, the costs to remain compliant with applicable laws and the impairment of our ability to raise additional capital, which could reduce, delay or eliminate any return on investment in us.

Due to the classification of cannabis as a Schedule I controlled substance under the CSA, banks and other financial institutions which service the cannabis industry are at risk of violating certain financial laws, including anti-money laundering statutes.

Because the manufacture, distribution, and dispensing of cannabis remains illegal under the CSA, banks and other financial institutions providing services to cannabis-related businesses risk violation of federal anti-money laundering statutes, the unlicensed money-remitter statute and the Bank Secrecy Act. These statutes can impose criminal liability for engaging in certain financial and monetary transactions with the proceeds of a "specified unlawful activity" such as distributing controlled substances which are illegal under federal law, including cannabis, as well as for failing to maintain appropriate compliance programs and to identify, monitor and report suspicious financial transactions. In the event that any of our investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States are found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. Federal policy toward cannabis continues to evolve, including ongoing federal rulemaking proceedings considering the potential rescheduling of marijuana under the CSA. However, as of the date of this report, marijuana remains a Schedule I controlled substance under federal law, and the timing, scope or outcome of any potential federal reforms remains uncertain. Even if federal scheduling were to change in the future, marijuana-related activities could remain subject to significant regulatory requirements and may continue to present compliance risks for financial institutions.

As a result of the foregoing, many banks and other financial institutions may be unwilling to provide banking, lending, payment processing or other financial services to cannabis-related businesses, or may provide such services only on limited or restrictive terms. If financial institutions decline to provide, or subsequently withdraw, services to us, our portfolio companies, or the operators with whom we conduct business, our ability to operate efficiently, manage cash flows, receive or remit payments, or obtain financing could be adversely affected.

In addition, if any of our investments, or any proceeds thereof, dividends or distributions therefrom, or any profits or revenues attributable to cannabis-related activity in the United States are determined to involve proceeds of activity deemed unlawful under U.S. federal law, such funds could be subject to regulatory scrutiny or restrictions. Such circumstances could restrict or otherwise jeopardize our ability to declare or pay dividends, effect other distributions, or repatriate funds, which could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, while we have no current intention to declare or pay dividends in the foreseeable future, if circumstances arise in which payments, distributions or transfers are delayed, restricted or challenged due to the banking limitations or regulatory concerns described above, we may decide, or may be required, to suspend declaring or paying dividends or other distributions for an indefinite period of time.

The re-classification of cannabis or changes in U.S. controlled substance laws and regulations could have a material adverse effect on our business.

Cannabis is currently classified as a Schedule I controlled substance under the U.S. Controlled Substances Act ("**CSA**"). Federal policymakers have recently considered potential changes to the scheduling of cannabis, including a proposed rulemaking process initiated in 2024 to transfer cannabis to Schedule III. However, as of the date of this report, cannabis remains a Schedule I controlled substance under federal law, and the timing, scope, and outcome of any federal legislative or regulatory changes remain uncertain.

If cannabis were reclassified under the CSA as a Schedule II, Schedule III, or lower controlled substance, the ability to conduct research on the medical benefits of cannabis could become more accessible. However, such a reclassification could also subject cannabis and cannabis-derived products to a broader range of federal regulatory requirements. For example, products marketed with claims to diagnose, cure, mitigate, treat, or prevent disease, or otherwise intended to affect the structure or function of the body, may be regulated as drugs under the Federal Food, Drug, and Cosmetic Act ("**FDCA**"), and generally require approval from the FDA before they can be lawfully marketed in interstate commerce.

In addition, if cannabis were rescheduled and our activities, or the activities of our portfolio companies or business partners, were determined to involve controlled substances regulated under the CSA, the manufacture, importation, exportation, distribution, storage, sale, and use of such products could become subject to significant oversight by the U.S. Drug Enforcement Administration ("DEA"). In such circumstances, entities involved in handling controlled substances may be required to obtain DEA registrations and comply with applicable regulatory requirements relating to security, recordkeeping, reporting, and inventory controls designed to prevent diversion.

Obtaining any necessary registrations or regulatory approvals could result in delays in the manufacture or distribution of products. The DEA also conducts inspections of certain registered establishments that handle controlled substances to assess compliance with applicable requirements. Failure to maintain compliance could result in civil penalties, administrative actions, the refusal to issue or renew necessary registrations, or proceedings to suspend, restrict, or revoke registrations. In certain circumstances, violations could also result in criminal proceedings.

In December 2025, the President issued an executive order titled "Increasing Medical Marijuana and Cannabidiol Research," which directs federal agencies to accelerate the process of reclassifying marijuana under the Controlled Substances Act and to expand federal research into marijuana and cannabidiol ("**CBD**"). The executive order contemplates potential rescheduling of marijuana from Schedule I to Schedule III; however, the rulemaking process required to implement any such change remains ongoing and there can be no assurance as to the timing or outcome of that process. Until any final rule is adopted, marijuana remains classified as a Schedule I controlled substance under federal law. Even if marijuana were rescheduled, marijuana and marijuana-derived products would remain subject to significant federal regulation.

We, and/or contract counterparties that are directly engaged in the trafficking of cannabis, may incur significant tax liabilities due to limitations on tax deductions and credits under section 280E of the Code.

Section 280E of the Code prohibits businesses from taking deductions or credits in carrying on any trade or business consisting of trafficking in certain controlled substances that are prohibited by federal law. The IRS has invoked Section 280E in tax audits against various cannabis businesses in the U.S. that are authorized under state laws, seeking substantial sums in tax liabilities, interest and penalties resulting from underpayment of taxes due to the application of Section 280E. Under a number of cases, the United States Supreme Court has held that income means gross income (not gross receipts). Under this reasoning, the cost of goods sold ("**COGS**") is permitted as a reduction in determining gross income, notwithstanding Section 280E. Although proper reductions for COGS are generally allowed to determine gross income, the scope of such items has been the subject of debate, and deductions for significant costs may not be permitted. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E favorable to cannabis businesses. Thus, we, to the extent of our "trafficking" activities, and/or key contract counterparties directly engaged in trafficking in cannabis, have incurred significant tax liabilities from the application of Section 280E. Our income tax obligations under Section 280E of the Code are typically substantially higher as compared to companies to which Section 280E does not apply. Section 280E essentially requires us to pay federal, and as applicable, state income taxes on gross profit, which presents a significant financial burden that increases our net loss and may make it more difficult for us to generate net profit and cash flow from operations in future periods. In addition, to the extent that the application of Section 280E creates a financial burden on contract counterparties, such burdens may impact the ability of such counterparties to make full or timely payment to us, which would also have a material adverse effect on our business.

State and local laws and regulations may heavily regulate brands and forms of cannabis products, and there is no guarantee that our proposed products and brands will be approved for sale and distribution in any state.

States generally only allow the manufacture, sale and distribution of cannabis products that are grown in that state and may require advance approval of such products. Certain states and local jurisdictions have promulgated certain requirements for approved cannabis products based on the form of the product and the concentration of the various cannabinoids in the product. While we intend to follow the guidelines and regulations of each applicable state and local jurisdiction in preparing products for sale and distribution, there is no guarantee that such products will be approved to the extent necessary. If the products are approved, there is a risk that any state or local jurisdiction may revoke its approval for such products based on changes in laws or regulations or based on its discretion or otherwise. As we expand into other U.S. jurisdictions, we plan to undertake no cross-border cannabis commerce between states until the federal regulatory environment permits such commerce to occur.

We may have difficulty accessing the service of banks and processing credit card payments in the future, which may make it difficult for us to operate.

In February 2014, the FinCEN issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis businesses, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the Trump administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, we may have limited or no access to banking or other financial services in the United States and may have to operate our business on an all-cash basis. The inability or limitation in our ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for us to operate and conduct our business as planned.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions.

Our operations are subject to environmental regulation in the various jurisdictions in which we operate. These regulations mandate, among other things, the maintenance of air and water quality standards. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our operations.

Government approvals and permits are currently, and may in the future, be required in connection with our operations. To the extent such approvals are required and not obtained, we may be curtailed or prohibited from our current or proposed production, manufacturing or sale of marijuana or marijuana products or from proceeding with the development of our operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production, manufacturing or sale of marijuana or marijuana products, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in expenses, capital expenditures or production or manufacturing costs or reduction in levels of production, manufacturing or sale or require abandonment or delays in development.

Failure to obtain or maintain the necessary licenses, permits, authorizations or accreditations could have a material adverse effect on our business.

We may not be able to obtain or maintain the necessary licenses, permits, authorizations or accreditations, or may only be able to do so at great cost, to operate our businesses. In addition, we may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations or accreditations could result in restrictions on our ability to operate in the cannabis industry, which could have a material adverse effect on our business.

If obtained, any state licenses in the U.S. are expected to be subject to ongoing compliance and reporting requirements. In certain states, such as Nevada, regulators have the ability to impose a background check, a requirement which may or may not be waivable at the discretion of the regulator, on any individual holding an ownership interest in the licenses, with failure to provide such background check potentially resulting penalties including civil fines and penalties up to suspension or revocation of the underlying license(s). A state regulator may or may not act upon a waiver request, and receipt of an approved waiver request does not preclude a state regulator from revisiting the determination and requiring a background check be conducted on any shareholder. In addition, under Nevada cannabis laws, any beneficial holder of any of our securities, regardless of the number of shares, may be required to file an application, be investigated, and

have his or her suitability as a beneficial holder of the voting securities determined if the CCB has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada.

State-license applications or state-regulator license award announcements, including state-run license lotteries, may not result in issuance of a license to us, conditional or otherwise.

Additionally, conditional licenses we hold or we may receive may not pass final inspections or requirements imposed by regulators, and would expire. Should any state in which a license is necessary to operate our business, extend or renew such license or should it renew such license on different terms, or should it decide to grant more than the anticipated number of licenses, our business, financial condition and results of the operation could be materially adversely affected.

U.S. state laws legalizing and regulating the sale and use of cannabis could be repealed or overturned, and local governmental authorities will not limit the applicability of state laws within their respective jurisdictions.

There is no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, our business or operations in those states or under those laws would be materially and adversely affected. Federal actions against any individual or entity engaged in the cannabis industry or a substantial repeal of cannabis related legislation could adversely affect us, our business and our assets or investments.

The rulemaking process at the state level that applies to cannabis operators in any state will be ongoing and result in frequent changes. As a result, a compliance program is essential to manage regulatory risk. All operating policies and procedures we have implemented are compliance-based and are derived from the state regulatory structure governing ancillary cannabis businesses and their relationships to state-licensed or permitted cannabis operators, if any. Notwithstanding our efforts and diligence, regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming. No assurance can be given that we will receive the requisite licenses, permits or cards to continue operating our businesses.

In addition, local laws and ordinances could restrict our business activity. Although our operations are legal under the laws of the states in which our business operates, local governments have the ability to limit, restrict and ban cannabis businesses from operating within their jurisdiction. Land use, zoning, local ordinances and similar laws could be adopted or changed and have a material adverse effect on our business.

Multiple states where medical and/or adult use cannabis is legal have or are considering special taxes or fees on businesses in the cannabis industry. It is uncertain at this time whether other states are in the process of reviewing such additional taxes and fees. The implementation of special taxes or fees could have a material adverse effect on our business, prospects, revenue, results of operation and financial condition.

We may face limitations on ownership of cannabis licenses, which may restrict our ability to grow.

In certain states, the cannabis laws and regulations limit not only the number of cannabis licenses issued, but also the number of cannabis licenses that one person or entity may own. Such limitations on the ownership of additional licenses within certain states may limit our ability to grow in such states. We employ joint ventures from time to time to ensure continued compliance with the applicable regulatory guidelines. Currently, we have a joint venture with a third party in Illinois. We intend to structure our joint ventures on a case-by-case basis but generally intend to maintain operational control over the joint venture business and a variable economic interest through the applicable governing documents.

We may become subject to FDA or ATF regulation that may have an adverse effect on our business, and we may be subject to negative clinical trials.

Cannabis remains a Schedule I controlled substance under U.S. federal law. If the federal government reclassifies cannabis to a Schedule II controlled substance, it is possible that the FDA would seek to regulate cannabis under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations, including good manufacturing practices, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify the efficacy and safety of cannabis. It is also possible that the FDA would require facilities where medical use cannabis is grown to register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact they would have on the cannabis industry is

unknown, including the costs, requirements and possible prohibitions that may be enforced. If we are unable to comply with the potential regulations or registration requirements prescribed by the FDA, it may have an adverse effect on our business, prospects, revenue, results of operation and financial condition.

It is also possible that the federal government could seek to regulate cannabis under the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives (the "**ATF**"). The ATF may issue rules and regulations related to the use, transporting, sale and advertising of cannabis or cannabis products, including smokeless cannabis products.

From time to time, studies or clinical trials on cannabis products may be conducted by academics or others, including government agencies. The publication of negative results of studies or clinical trials related to our proposed products or the therapeutic areas in which our proposed products will compete could have a material adverse effect on our sales.

We could be subject to criminal prosecution or civil liabilities under RICO.

The Racketeer Influenced Corrupt Organizations Act ("**RICO**") criminalizes the use of any profits from certain defined "racketeering" activities in interstate commerce. While intended to provide an additional cause of action against organized crime, due to the fact that cannabis is illegal under U.S. federal law, the production and sale of cannabis qualifies cannabis related businesses as "racketeering" as defined by RICO. As such, all officers, managers and owners in a cannabis related business could be subject to criminal prosecution under RICO, which carries substantial criminal penalties.

RICO can create civil liability as well: persons harmed in their business or property by actions which would constitute racketeering under RICO often have a civil cause of action against such "racketeers," and can claim triple their amount of estimated damages in attendant court proceedings. We, as well as our officers, managers and owners, could all be subject to civil claims under RICO.

We lack access to U.S. bankruptcy protections.

Many courts have denied cannabis businesses bankruptcy protections because the use of cannabis is illegal under federal law. In the event of a company's bankruptcy, it may be very difficult for lenders to recoup their investments in the cannabis industry. If we experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available, which would have a material adverse effect on us.

Risks Related to our Business and Operations

We face increasing competition that may materially and adversely affect our business, financial condition and results of operations.

The cannabis industry and businesses ancillary to and directly involved with cannabis businesses are undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. As such, we face competition from companies that may have greater capitalization, access to public equity markets, more experienced management or more maturity as a business. The vast majority of both manufacturing and retail competitors in the cannabis market consist of localized businesses (those doing business in a single state), although there are multistate operators with which we compete directly. Aside from this direct competition, out-of-state operators that are capitalized well enough to enter markets through acquisitive growth are also part of the competitive landscape. Similarly, as we execute our growth strategy, operators in our future state markets will inevitably become direct competitors. We are likely to continue to face increasing and intense competition from these companies. Increased competition by larger and better financed competitors could materially and adversely affect our business, financial condition and results of operations.

If the number of users of adult-use and medical marijuana in the United States increases, the demand for products will increase. Consequently, we expect that competition will become more intense as current and future competitors begin to offer an increasing number of diversified products to respond to such increased demand. To remain competitive, we will require a continued investment in research and development, marketing, sales and client support. We may not have sufficient resources to maintain sufficient levels of investment in research and development, marketing, sales and client support efforts to remain competitive, which could materially and adversely affect our business, financial condition and results of operations.

Acquisitions or other consolidating transactions in the cannabis industry could harm us in a number of ways, including losing customers, revenue and market share, or forcing us to expend greater resources to meet new or additional competitive threats, all of which could harm our operating results. As competitors enter the market and become increasingly sophisticated, competition in our industry may intensify and place downward pressure on retail prices for our products and services, which could negatively impact our profitability.

Our reliance on our operations in limited jurisdictions means that adverse changes or developments could have a material adverse effect on our business.

We expect to continue the focus on the states in which we currently operate as we review further expansion opportunities into other jurisdictions in the United States. Adverse changes or developments within California, Florida, Illinois, or Nevada could have a material adverse effect on our ability to continue producing cannabis, and our business, financial condition and prospects.

Our probable lack of business diversification could have a material adverse effect on our business.

Because we are initially focused solely on developing our cannabis business, the prospects for our success will depend upon the future performance and market acceptance of our intended facilities, products, processes, and services. Unlike certain entities that have the resources to develop and explore numerous product lines, operating in multiple industries or multiple areas of a single industry, we do not anticipate the ability to immediately diversify or benefit from the possible spreading of risks or offsetting of losses.

There is no assurance that we will be profitable or pay dividends.

There is no assurance as to whether we will achieve profitability or pay dividends. We have incurred and anticipate that we will continue to incur substantial expenses relating to the development and initial operations of our business. The payment and amount of any future dividends, if any, will depend upon, among other things, our results of operations, cash flow, financial condition, and operating and capital requirements. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividends. In the event that any of our investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize our ability to declare or pay dividends, effect other distributions.

Increased prices and inflation could negatively impact our margin performance and our financial results.

Increased inflation, including rising prices for raw materials and components, labor and energy increases, the costs to manufacture and distribute our products, and we may be unable to pass these costs on to our customers. Additionally, we are exposed to fluctuations in other costs such as labor and energy prices. If inflation in these costs increases beyond our ability to control for them through measures such as implementing operating efficiencies, we may not be able to increase prices to sufficiently offset the effect of various cost increases without negatively impacting customer demand, thereby negatively impacting our margin performance and results of operations.

We are a developing company and do not generate positive cash flow every fiscal year.

It is extremely difficult to make accurate predictions and forecasts of our finances. This is compounded by the fact that we operate in the cannabis industry, which is rapidly transforming. There is no guarantee that our products or services will continue to be attractive to current and potential consumers.

Our business is exposed to risks inherent in an agricultural business, which may have a material adverse effect on us.

Our business involves the growing of cannabis, an agricultural product. As such, there are many similar risks as with any agricultural commodity, such as fluctuations in pricing. We will be subject to other risks inherent in the agricultural business, such as insects, plant diseases, drought, and similar cultivation risks. Although we expect that any such growing will be completed under climate-controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production.

Climate change could disrupt operations, and adversely affect our financial results.

Climate change presents physical, transition, and adaptation risks that may adversely affect our operations, customers, suppliers, and financial results. Physical risks associated with climate change include the increasing frequency and severity of extreme weather events such as hurricanes, floods, wildfires, extreme heat, extreme cold, and other natural disasters. These events may disrupt our operations or those of our customers, subcontractors, reduce productivity, damage facilities or equipment, increase insurance costs, or result in injuries, fatalities, or reputational harm.

We are dependent on the popularity of consumer acceptance of our brand portfolio to generate revenues.

Our ability to generate revenue and be successful in the implementation of our business plan is dependent on consumer acceptance of and demand for our products. Acceptance of our products depends on several factors, including availability, cost, ease of use, familiarity of use, convenience, effectiveness, consistency of product quality and reliability. If these customers do not accept our products, or if such products fail to adequately meet customers' needs and expectations, our ability to continue generating revenues could be reduced.

We may be adversely impacted by rising or volatile energy costs.

Our cannabis growing operations consume considerable energy, which makes us vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may adversely affect our business and our ability to operate profitably.

We may encounter unknown environmental risks that may delay the development of our businesses.

There can be no assurance that we will not encounter hazardous conditions, such as asbestos or lead, at the sites of the real estate used to operate our businesses, which may delay the development of our businesses. Upon encountering a hazardous condition, work at our facilities may be suspended. If we receive notice of a hazardous condition, we may be required to correct the condition prior to continuing construction. If additional hazardous conditions were present, it would likely delay construction and may require significant expenditure of our resources to correct the conditions. Such conditions could have a material impact on our investment returns.

Threats to our information technology systems and potential cyber-attacks and security breaches could have a material adverse effect on our business, reputation and financial condition.

Our operations depend, in part, on how well we and our suppliers protect networks, equipment, information technology ("**IT**") systems and software against damage and threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance and replacement of network equipment, IT systems and software, as well as pre-emptive expenses to mitigate associated risks. Given the nature of our products and the lack of legal availability outside of channels approved by the federal government, as well as the concentration of inventory in our facilities, there remains a risk of shrinkage, as well as theft. A security breach at one of our facilities could expose us to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential consumers from choosing our products. If there were a breach in security and we fell victim to theft or robbery, the loss of cannabis plants, cannabis oils, cannabis flowers and cultivations and processing equipment, or if there were a failure in information systems, it could adversely affect our reputation and business continuity.

Additionally, we may store and collect personal information about customers and are responsible for protecting that information from privacy breaches that may occur through procedural or process failure, IT malfunction or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly consumer lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, prospects, revenue, results of operation and financial condition.

We have not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

We are subject to laws, rules and regulations in the United States (such as the California Consumer Privacy Act ("**CCPA**")) and other jurisdictions relating to the collection, processing, storage, transfer and use of personal data. Our ability to execute transactions and to possess and use personal information and data in conducting our business subjects us to legislative and regulatory burdens that may require us to notify regulators and customers, employees and other individuals of a data security breach. Evolving compliance and operational requirements under the CCPA and the privacy laws, rules and regulations of other jurisdictions in which we operate impose significant costs that are likely to

increase over time. In addition, non-compliance could result in proceedings against us by governmental entities and/or significant fines, could negatively impact our reputation and may otherwise adversely impact our business, financial condition and operating results.

Our business is subject to a number of risks and hazards for which we may not be able to obtain any or adequate insurance coverage.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labor disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although we intend to continue to maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in our operations is not generally available on acceptable terms. We might also become subject to liability for pollution or other hazards which we may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect on our financial performance and results of operations.

Our business faces risks of exposure to product liability claims, regulatory action, complaints, enforcement action and litigation that could prevent or inhibit the commercialization of our potential products and have a material adverse effect on us.

As a distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the sale of our products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of our products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that our products caused injury, illness or death, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, could adversely affect our reputation with our clients and consumers generally and could have a material adverse effect on our business, results of operations and financial condition. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our potential products.

In general, our participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities against us. Adverse outcomes in some or all of these actions may result in significant monetary damages or injunctive relief that could result in material liability or adversely affect our ability to conduct our business. Litigation, complaints, and enforcement actions involving either us and/or our subsidiaries, regardless of the outcome, could consume considerable amounts of financial and other corporate resources, adversely impact our reputation and have a material adverse effect on the market price of our Common Stock and our future cash flows, earnings, results of operations and financial condition.

We may become party to litigation from time to time in the ordinary course of business which could have a material adverse effect on us.

We or our subsidiaries may also be party to litigation or subject to claims from time to time in the ordinary course of business. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, divert management's attention and resources and cause us to incur significant expenses. Adverse outcomes in some or all of these actions may result in significant monetary damages or injunctive relief that could result in material liability or adversely affect our ability to conduct our business. Litigation and other claims are subject to inherent uncertainties and management's view of these matters may change in the future. Litigation, complaints, and actions involving either us and/or our subsidiaries, regardless of the outcome, could consume considerable amounts of financial and other corporate resources, adversely impact our reputation and have a material adverse effect on the market price of our Common Stock and our future cash flows, earnings, results of operations and financial condition.

Product recalls could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of our products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing our products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of our brands were subject to recall, the image of that brand and of us could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition.

Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Our research and development activities may not prove profitable, and we may not be able to accurately forecast our operating results and plan our operations due to uncertainties in the cannabis industry.

Although we are committed to researching and developing new markets and products and improving existing products, there can be no assurances that such research and market development activities will prove profitable or that the resulting markets and/or products, if any, will be commercially viable or successfully produced and marketed.

We are operating our business in a relatively new medical and adult-use cannabis industry and market. We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical and adult-use cannabis industry in the States of California, Florida, Illinois, or Nevada. Further, because U.S. federal and state laws prevent widespread participation in and otherwise hinder market research in the medical and adult-use cannabis industry as a whole, the third-party market data available to us is limited and unreliable. Our market research and projections of estimated total retail sales, demographics, demand, and similar consumer research are based on assumptions from limited and unreliable market data and generally represent the personal opinions of our management team. Due to the early stage of the regulated cannabis industry, forecasts regarding the size of the industry and the sales of products by us are inherently difficult to prepare with a high degree of accuracy and reliability. Any event or circumstance that affects the recreational or medical cannabis industry or market could have a material adverse effect on our business, financial condition and results of operations. No assurances can be given that this industry and market will continue to exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with management's expectations and assumptions. A failure in the demand for products to materialize as a result of competition, technological change or other factors could have a material adverse effect on our business, results of operations and financial condition.

We rely on our executive officers, our key research and development personnel and our key growth and extraction personnel for our future success, and if any such persons were unable to continue in their present positions, we might not be able to replace them.

Our success has depended, and continues to depend, upon our ability to attract and retain key management, including our Co-CEOs, Chief Financial Officer, Vice-President of Operations, General Counsel and technical experts. We will attempt to enhance our management and technical expertise by continuing to recruit qualified individuals who possess desired skills and experience in certain targeted areas. Our inability to retain employees and attract and retain sufficient additional employees or engineering and technical support resources could have a material adverse effect on our business, results of operations, sales, cash flow or financial condition. Shortages in qualified personnel or the loss of key personnel could adversely affect our financial condition, results of operations of the business and could limit our ability to develop and market our cannabis-related products. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them.

Our future success depends substantially on the continued services of our executive officers, our key research and development personnel and our key growth and extraction personnel. If one or more of our executive officers or key personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. In addition, if any of our executive officers or key employees join a competitor or form a competing company,

we may lose know-how, key professionals and staff members. These executive officers and key employees could compete with and take customers away. The loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. We do not maintain key person life insurance policies on any of our employees.

We could be liable for fraudulent or illegal activity by our employees, contractors and consultants resulting in significant financial losses and claims against us.

We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate government regulations. It is not always possible for us to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could have a material adverse effect on our business, financial condition and results of operations.

In certain circumstances, our reputation could be damaged, resulting in a material adverse effect to our business.

Damage to our reputation can be the result of the actual or perceived occurrence of any number of events and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easy for individuals and groups to communicate and share opinions and views regarding us and our activities, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how we are perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on our financial performance, financial condition, cash flows and growth prospects.

Unfavorable publicity or consumer perception could lead to a material adverse effect on the demand for our products and our business, results of operations, financial condition and cash flows.

We believe the medical and recreational cannabis industries are highly dependent upon consumer perception regarding the safety, efficacy and quality of cannabis distributed to such consumers. Consumer perception of our products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis or derivative products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical or recreational cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, results of operations, financial condition and cash flows. Our dependence on consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on us, the demand for our products, and our business, results of operations, financial condition and cash flows. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed. Public opinion and support for medical and recreational cannabis has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising for legalizing medical and adult-use cannabis, it remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, medical cannabis as opposed to legalization in general).

Because of our reliance on key inputs and their related costs, any significant interruption or negative change in the availability or economics of our supply chain could have a materially adverse impact on our business, financial condition and operating results.

The cultivation, extraction and processing of cannabis and derivative products is dependent on a number of key inputs and their related costs, including raw materials, electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier were to go out of business, the relevant investment entity might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on our business, financial condition and operating results.

Our ability to compete and grow will also be dependent on having access, at a reasonable cost and in a timely manner, to equipment, parts and components. No assurances can be given that we will be successful in maintaining our required supply of equipment, parts and components. This could have an adverse effect on our financial results.

We are a holding company and are dependent on the earnings and distributions by our subsidiary, MMDC.

We are a holding company and the vast majority of our assets are the capital stock of our subsidiaries. As a result, our investors are subject to the risks attributable to each of our subsidiaries. As a holding company, we conduct substantially all of our business through subsidiaries in Nevada, Florida, California and Illinois, which generate substantially all of our revenues. Consequently, our cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of each subsidiary and the distribution of those earnings to us. The ability of our subsidiaries to pay dividends and other distributions will depend on our subsidiaries' operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained and contractual restrictions contained in the instruments governing its debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of our subsidiaries before us.

The termination of any of our material leases may have a material adverse effect on our business, financial condition and prospects.

In Nevada, we currently lease our production and cultivation facility, the Planet 13 Las Vegas Superstore, and the Medizin dispensary in Las Vegas. In California, we lease our manufacturing facility in the City of Coalinga and our retail and distribution operations at Planet 13 Orange County, located in Santa Ana. In Florida, we lease all our licensed cultivation, manufacturing, distribution, and retail locations. Each of the leases specifically contemplates carrying on licensed cannabis activities pursued by us and through our subsidiaries at those locations. While we currently have a good relationship with each of our landlords, a termination of any of our material leases by any of our respective landlords could have a material adverse effect on our business, financial condition and prospects.

Competition for the acquisition and leasing of properties suitable for the cultivation, production and sale of medical and adult use cannabis may impede our ability to make acquisitions or increase the cost of these acquisitions, which could adversely affect our operating results and financial condition.

We compete for the acquisition of properties suitable for the cultivation, production and sale of medical and adult use cannabis with entities engaged in agriculture and real estate investment activities, including corporate agriculture companies, cultivators, producers and sellers of cannabis. These competitors may prevent us from acquiring and leasing desirable properties, may cause an increase in the price we must pay for properties or may result in us having to lease our properties on less favorable terms than we expect. Our competitors may have greater financial and operational resources than we do and may be willing to pay more for certain assets or may be willing to accept more risk than we believe can be prudently managed. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, due to a number of factors, including but not limited to potential greater clarity of the laws and regulations governing medical use cannabis by state and federal governments, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these properties. If we pay higher prices for properties or enter into leases for such properties

on less favorable terms than we expect, our profitability and ability to generate cash flow and make distributions to our stockholders may decrease. Increased competition for properties may also preclude us from acquiring those properties that would generate attractive returns to us.

We face costs of maintaining a public listing and reporting requirements which could adversely affect our business, financial condition and results of operations.

As a public company with securities listed on the CSE, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of the CSE require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company's legal and financial compliance costs. We may also elect to devote greater resources than we otherwise would have on communication and other activities typically considered important by publicly traded companies.

In addition we are subject to the reporting requirements, rules and regulations under applicable Canadian and U.S. securities laws. The requirements of existing and potential future rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and may place undue strain on our personnel, systems and resources, which could adversely affect our business, financial condition and results of operations.

Currency fluctuations could expose us to exchange risk, which may have a material adverse effect on our business.

Our revenues and expenses are expected to be primarily denominated in U.S. dollars, while funding may occur in Canadian dollars or other non-U.S. currencies, therefore exposing us to currency exchange fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on our business, financial condition and operating results. We may, in the future, establish a program to hedge a portion of our foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if we develop a hedging program, there can be no assurance that it will effectively mitigate currency risks.

We may face difficulties acquiring additional financing to fund our growth, and we can provide no guarantee on the use of available funds.

The development of our business and our ability to execute on expansion opportunities will depend, in part, upon the amount of additional financing available. Failure to obtain sufficient financing may result in delaying, scaling back, eliminating or indefinitely postponing our expansion opportunities and our current or future operations. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be acceptable. In addition, there can be no assurance that future financing can be obtained without substantial dilution to existing shareholders. Our inability to raise financing through traditional banking or other channels to fund ongoing operations, capital expenditures or acquisitions could limit our growth and may have a material adverse effect on our business, prospects, revenue, results of operation and financial condition.

We expect to continue to have access to equity and debt financing from the public and prospectus exempt (private placement) markets in Canada. If such equity and/or debt financing is no longer available in the public markets in Canada due to changes in applicable law, then we expect that we would have access to raise equity and/or debt financing privately. However, we can provide no assurances that access to such sources of capital will be available in the future.

Commercial banks, private equity firms and venture capital firms have approached the cannabis industry cautiously to date. There can be no assurance that additional financing will be available to us when needed or on terms that are acceptable, particularly if the U.S. federal authorities change their position toward enforcing the CSA. Further, access to funding from U.S. residents may be limited due their unwillingness to be associated with activities which violate U.S. federal laws. Any inability by us to raise financing, if, as, or when required, to fund capital expenditures or acquisitions could limit our growth and may have a material adverse effect upon future profitability.

Further, we cannot specify with certainty the particular uses of our available funds. Management has broad discretion in the application of our available funds. Accordingly, shareholders of the Common Stock will have to rely upon the judgment of management with respect to the use of available funds, with only limited information concerning management's specific intentions. Our management may spend a portion or all of the available funds in ways that our

shareholders might not desire, that might not yield a favorable return and that might not increase the value of a shareholder's investment. The failure by management to apply these funds effectively could harm our business. Pending use of such funds, we might invest available funds in a manner that does not produce income or that loses value.

Our officers and directors may be engaged in a range of business activities resulting in conflicts of interest.

Although certain of our officers are bound by non-competition agreements limiting their ability to enter into competing and/or conflicting ventures or businesses during, and for a period of twelve (12) months after, their employment with us, we may be subject to various potential conflicts of interest because some of our officers and directors may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to us. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors.

In addition, we may also become involved in other transactions which conflict with the interests of our directors and the officers who may from time to time deal with persons, firms, institutions or companies with which we may be dealing, or which may be seeking investments similar to those desired by us. The interests of these persons could conflict with ours. In addition, from time to time, these persons may be competing with us for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, if such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, our directors are required to act honestly, in good faith and in our best interests.

Our actual financial position and results of operations may differ materially from the expectations of management.

Our actual financial position and results of operations may differ materially from management's expectations. As a result, our revenue, net income and cash flow may differ materially from our projected revenue, net income and cash flow. The process for estimating our revenue, net income and cash flow requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. In addition, the assumptions used in planning may not prove to be accurate, and other factors may affect our financial condition or results of operations.

Increases in the cost or reduced availability of materials, equipment, commodities, or energy due to inflation, tariffs, trade policies, or geopolitical events could adversely affect our profitability and operating results.

Our operations require raw materials, equipment, commodities, and energy, and we are exposed to market risks that may increase costs or limit availability. We have experienced, and may continue to experience, cost volatility and supply disruptions resulting from inflationary pressures, changes in tariffs or trade policies, supply chain disruptions, regulatory actions, geopolitical conflicts, sanctions, or other international trade restrictions. Increases in fuel and energy prices may further increase operating expenses.

Changes in trade policies, retaliatory tariffs, sanctions, or other governmental actions may increase the cost of imported materials or restrict the availability of certain products used in our operations. In addition, geopolitical conflicts or global economic instability could negatively impact supply chains, reduce global trade, or increase competition for limited resources. Rising input costs may also affect customer budgets, which could reduce demand for our products.

Our business, financial condition, results of operations, and cash flow may be negatively impacted by challenging global economic conditions.

Disruptions and volatility in global financial markets and declining consumer and business confidence, could lead to decreased levels of consumer spending. Our operations could be affected by the economic context should the unemployment level, interest rates or inflation reach levels that influence consumer spending and, consequently, impact our sales and profitability. These macroeconomic developments could negatively impact our business, which depends on the general economic environment and levels of consumer spending. As a result, we may not be able to maintain our existing customers or attract new customers, or we may be forced to reduce the price of our products. We are unable to predict the likelihood of the occurrence, duration, or severity of such disruptions in the credit and financial markets and adverse global economic conditions. Any general or market-specific economic downturn could have a material, adverse effect on our business, financial condition, results of operations, and cashflow.

Risks Related to our Acquisitions and Growth Strategy

Our failure to successfully integrate acquired businesses, their products and other assets, or if integrated, failure to further our business strategy, may result in our inability to realize any benefit from such acquisition.

We may grow by acquiring other businesses. For example, on March 2, 2022, we acquired NGW and on May 10, 2024, we completed the acquisition of VidaCann LLC., as previously described in this report. The consummation and integration of any acquired business, product or other assets may be complex and time consuming and, if such businesses and assets are not successfully integrated, we may not achieve the anticipated benefits, cost-savings or growth opportunities. Furthermore, these acquisitions and other arrangements, even if successfully integrated, may fail to further our business strategy as anticipated, expose us to increased competition or other challenges with respect to our products or geographic markets, and expose us to additional liabilities associated with an acquired business, technology or other asset or arrangement. If integration is not managed successfully by our management, we may experience interruptions in our business activities, deterioration in our employee, customer or other relationships, increased costs of integration and harm to our reputation, all of which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

If and when we acquire cannabis businesses, we may obtain the rights to applications for licenses as well as licenses; however, the procurement of such applications for licenses and licenses generally will be subject to governmental and regulatory approval. There are no guarantees that we will successfully consummate such acquisitions, and even if we consummate such acquisitions, the procurement of applications for licenses may never result in the grant of a license by any state or local governmental or regulatory agency and the transfer of any rights to licenses may never be approved by the applicable state and/or local governmental or regulatory agency.

While we intend to conduct reasonable due diligence in connection with our acquisitions, there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities of such entities or assets for which we are not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect our financial performance and results of operations. We could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from the acquisition. All of these factors could cause dilution to our revenue per share or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of the Common Stock.

We may not be able to effectively manage our growth and operations, which could materially and adversely affect our business.

If we implement our business plan as intended, we may in the future experience rapid growth and development in a relatively short period of time. The management of this growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, the ability to attract and retain qualified management personnel and the training of new personnel. We intend to utilize outsourced resources and hire additional personnel to manage our expected growth and expansion. Failure to successfully manage our possible growth and development could have a material adverse effect on our business and the value of the Common Stock.

There is a risk that some or all of the anticipated strategic and financial benefits may fail to materialize, may not continue on their existing terms, or may not occur within the time period anticipated. Although we have conducted due diligence with respect to material aspects of the development of our business, there is no certainty that our due diligence procedures will reveal all of the risks and liabilities associated with our current plans. Although we are not aware of any specific liabilities, such liabilities may be unknown and, accordingly, the potential monetary cost of such liability is also unknown.

The issuance of a significant number of Common Shares in connection with potential equity financings or future acquisitions could adversely affect the market price of our Common Shares.

Potential equity financings and/or shares of common stock issued on future acquisitions could result in a significant number of additional shares of Common Stock being issued and available for trading in the public market. The increase in the number of shares of our Common Stock may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, our Common Stock.

Risks Related to Intellectual Property

We may be forced to litigate to defend our intellectual property rights, or to defend against claims by third parties against us relating to intellectual property rights.

We may be forced to litigate to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties' proprietary rights. Any such litigation could be very costly and could distract management from focusing on operating our business. The existence and/or outcome of any such litigation could harm our business. Further, because the content of much of our intellectual property concerns cannabis and other activities that are not legal in some state jurisdictions or under federal law, we may face additional difficulties in defending our intellectual property rights.

U.S. federal trademark and patent protection may not be available for our intellectual property due to the current classification of cannabis as a Schedule I controlled substance, and we may be unable to adequately protect our proprietary and intellectual property rights, particularly in the U.S., even if available.

Our ability to compete may depend on the superiority, uniqueness and value of any intellectual property and technology that we may develop. To the extent we are able to do so, to protect any proprietary rights, we intend to rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. Despite these efforts, any of the following occurrences may reduce the value of any of our intellectual property:

The market for our products and services may depend to a significant extent upon the goodwill associated with our trademarks and trade names, and our ability to register certain of our intellectual property under U.S. federal and state law is impaired by the illegality of cannabis under U.S. federal law;

- The market for our products and services may depend to a significant extent upon the goodwill associated with our trademarks and trade names, and our ability to register certain of our intellectual property under U.S. federal and state law is impaired by the illegality of cannabis under U.S. federal law;

- Patents in the cannabis industry involve complex legal and scientific questions and patent protection may not be available for some or any products;

- Our applications for trademarks and copyrights relating to our business may not be granted and, if granted, may be challenged or invalidated;

- Issued patents, trademarks and registered copyrights may not provide us with competitive advantages;

- Our efforts to protect our intellectual property rights may not be effective in preventing misappropriation of any of our products or intellectual property;

- Our efforts may not prevent the development and design by others of products or marketing strategies similar to or competitive with, or superior to those we develop;

- Another party may assert a blocking patent and we would need to either obtain a license or design around the patent in order to continue to offer the contested feature or service in our products; or

- The expiration of patent or other intellectual property protections for any assets we own could result in significant competition, potentially at any time and without notice, resulting in a significant reduction in sales.

The effect of the loss of these protections on us and our financial results will depend, among other things, upon the nature of the market and the position of our products in the market from time to time, the growth of the market, the complexities and economics of manufacturing a competitive product and regulatory approval requirements, but the impact could be material and adverse.

Further, as long as cannabis remains illegal under U.S. federal law as a Schedule I controlled substance pursuant to the CSA, the benefit of certain federal laws and protections which may be available to most businesses, such as a federal trademark regarding the intellectual property of a business, may not be available to us. As a result, our intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third parties. In addition, because the regulatory framework of the cannabis industry is in a constant state of flux, we can provide no assurance that we will ever obtain any protection of our intellectual property, whether on a federal, state or local level.

Risks Related to our Common Stock

Our Co-CEOs are able to exert significant influence over all matters requiring shareholder approval and may have interests that conflict with those of our other shareholders.

Robert Groesbeck and Larry Scheffler, the Co-CEOs, co-Chairmen and each a director of the Company, are promoters of the Company. As of March 25, 2026: (i) Mr. Groesbeck owns, or controls or directs, directly or indirectly, a total of 35,634,623 shares of Common Stock, representing in the aggregate approximately 10.53% of the equity of the Company on a fully diluted basis; and (ii) Mr. Scheffler owns, or controls or directs, directly or indirectly, a total of 40,080,410 shares of Common Stock, representing in the aggregate approximately 11.74% of the equity of the Company on a fully diluted basis. By virtue of their status as our principal shareholders, and by each being a director and/or our executive officer, each of Messrs. Groesbeck and Scheffler have the power to exercise significant influence over all matters requiring shareholder approval, including the election of directors, amendments to our bylaws, mergers, business combinations and the sale of substantially all of our assets, and their interests may conflict with those of our other shareholders. As a result, we could be prevented from entering into transactions that could be beneficial to us or our other shareholders. Also, third parties could be discouraged from making a takeover bid. Further, sales by either Messrs. Groesbeck and Scheffler of a substantial number of shares of Common Stock could cause the market price of the Common Stock to decline.

We are a U.S. domestic company for U.S. federal income tax purposes, and we and our shareholders are subject to U.S. tax law.

We are a U.S. domestic corporation and operate for U.S. federal income tax purposes under Section 7874(b) of the Code. As a result, we are subject to U.S. income tax on our worldwide income, and any dividends paid by us to holders of our shares not domiciled in the U.S. ("**Non-U.S. Holders**") are generally subject to U.S. federal income tax withholding at a 30% rate or such lower rate as provided in an applicable treaty. We expect to continue to be treated as a U.S. domestic corporation for U.S. federal tax purposes.

In addition, Section 382 of the Code contains rules that limit, for U.S. federal income tax purposes, the ability of a corporation that undergoes an "ownership change" to utilize its net operating losses (and certain other tax attributes) existing as of the date of such ownership change. Under these rules, a corporation generally is treated as having had an "ownership change" if there is more than a 50% increase in stock ownership by one or more "five percent shareholders," within the meaning of Section 382 of the Code, during a rolling three-year period. We do not have any net operating loss carry forwards or research and development credit carry forwards as of December 31, 2024, that would be subject to Section 382 of the Code.

Because the shares of Common Stock are treated as shares of a U.S. domestic corporation, the U.S. gift, estate and generation-skipping transfer tax rules may apply to a Non-U.S. Holder of Common Stock.

Dividends received by Canadian holders of Common Stock are subject to U.S. withholdings tax.

Dividends received by holders of Common Stock who are residents of Canada for purposes of the Income Tax Act (Canada) (the "**Tax Act**") will be subject to U.S. withholding tax. A foreign tax credit under the Tax Act in respect of such U.S. withholding taxes may not be available to such holder.

Dividends received by holders of Common Stock who are U.S. holders will not be subject to U.S. withholding tax. Because we are a U.S. domestic company for U.S. federal income tax purposes, dividends paid by us will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code.

The market price for the Common Stock may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control.

The market price for the Common Stock may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of companies in the industry in which we operate; (iv) addition or departure of our executive officers and other key personnel; (v) release or expiration of lock-up or other transfer restrictions on outstanding Common Stock; (vi) sales or perceived sales of additional Common Stock; (vii) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (viii) fluctuations to the costs of vital production materials and services; (ix) changes in global financial

markets and global economies and general market conditions, such as interest rates and product price volatility; (x) operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; (xi) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets; and (xii) regulatory changes in the industry.

Financial markets have at times historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Stock may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which might result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely affected, and the trading price of the Common Stock might be materially adversely affected.

It may be difficult for U.S. holders of the Common Stock to resell them over the CSE or at all.

Major securities clearing firms in the U.S. have ceased participating or may be unwilling to participate in transactions related to securities of Canadian public companies involved in the medical and adult-use cannabis industry in the US. This appears to be due to the fact that cannabis continues to be listed as a controlled substance under U.S. federal law, with the result that cannabis-related practices or activities, including the cultivation, possession or distribution of cannabis, are illegal under U.S. federal law. Accordingly, U.S. residents who acquire the Common Stock as ''restricted securities'' may find it difficult to resell such shares over the facilities of any Canadian stock exchange on which the shares may then be listed including the CSE. It remains unclear what impact, if any, this and any future actions among market participants in the U.S. will have on the ability of U.S. residents to resell any of the Common Stock that they may acquire in open market transactions.

Generally, given the heightened risk profile associated with cannabis in the United States, capital markets participants may be unwilling to assist with the settlement of trades for U.S. resident securityholders of companies with operations in the U.S. cannabis industry, which may prohibit or significantly impair the ability of securityholders in the United States to trade our securities. If residents of the United States are unable to settle trades of our securities, this may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices and the liquidity of these securities.

Future sales of the Common Stock by existing shareholders could reduce the market price of the Common Stock.

Sales of a substantial number of shares of the Common Stock in the public market could occur at any time. These sales, or the market perception that the holders of a large number of shares of the Common Stock intend to sell such shares, could reduce the market price of the Common Stock. Additional shares of Common Stock may be available for sale into the public market, subject to applicable securities laws, which could reduce the market price for the Common Stock. Holders of our incentive stock options may have an immediate income inclusion for tax purposes when they exercise their options (that is, tax is not deferred until they sell the underlying Common Stock). As a result, these holders may need to sell the Common Stock purchased on the exercise of options in the same year that they exercise their options. This might result in a greater number of shares of Common Stock being sold in the public market, and fewer long-term holds of Common Stock by our management and employees.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C.   Cybersecurity.

We recognize the critical importance of developing, implementing, and maintaining cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of data we produce and collect.

Managing Material Risks & Overall Risk Management

We have a cross-departmental approach to addressing cybersecurity risk, including input from our employees, senior management, and Audit Committee of our Board. The Company devotes significant resources to cybersecurity and risk management processes to adapt to the changing cybersecurity landscape and respond to emerging threats promptly and effectively.

We have a set of Company-wide cybersecurity policies and procedures and continue building these important document libraries. Management approves initial policies and reviews them periodically for updates and changes. Our network security provider follows the internationally recognized risk framework, ISO 27001. We regularly assess the threat landscape and take a holistic view of cybersecurity risks, with a multi-faceted cybersecurity strategy based on prevention, detection, and mitigation. The Company continues to work to ensure the inclusion of our cybersecurity risks are fully incorporated into the Company's overall risk management approach.

Third-Party Risk Management and Oversight

As part of our cybersecurity program, we also engage with external service providers as part of our continuing cybersecurity efforts, assisting us in the evaluation and enhancement of the effectiveness of our information security policies and procedures. These partnerships enable us to leverage specialized knowledge and insights, ensuring our cybersecurity policies and procedures are comprehensive, up-to-date, and aligned with regulatory requirements.

The use of these third-party providers is regularly reviewed and monitored by the appropriate members of management. We conduct thorough assessments of all third-party providers before engagement and maintain ongoing monitoring to ensure compliance with our cybersecurity standards.

Risks from Cybersecurity Threats

We have not encountered cybersecurity challenges that have materially impacted our strategic plan, operations, or financial standing. For additional information, see "Risk Factors."

Governance

Our cybersecurity program is managed by our Vice President of Operations ("VP Operations") and our Director of Information Technology ("IT Director"), whose team ("Cybersecurity Team") is responsible for facilitating the enterprise-wide cybersecurity program. Our VP Operations and IT Director have experience with large information technology footprints, including cybersecurity. Their in-depth knowledge and expertise are instrumental in supporting our cybersecurity program and policies and overseeing our governance and compliance programs. The Audit Committee of our Board of Directors oversees management's process for identifying and mitigating risks, including cybersecurity risks. The Audit Committee is composed of board members with diverse expertise including, risk management, technology, and finance, equipping them to oversee cybersecurity risks effectively.

Management's role in assessing and managing material risks from cybersecurity threats involves leadership, governance, resource allocation, and proactive risk management. Management's involvement is crucial in safeguarding the Company's digital assets, reputation, and long-term success. Our Cybersecurity Team provides periodic reports to our Audit Committee, as well as our Co-CEOs, and other members of senior management as appropriate.

The Audit Committee actively participates in discussions with management regarding cybersecurity risks. The Audit Committee performs an annual assessment of the Company's cybersecurity program, which includes a discussion of management's actions to identify and detect threats, and scenarios for potential response or recovery situations. In addition to regularly scheduled meetings, the Audit Committee and appropriate levels of senior management maintain an ongoing dialogue regarding emerging or potential cybersecurity risks. Together, they receive updates on any significant developments in the cybersecurity domain, ensuring the Board's oversight is proactive and responsive.

Item 2.   Properties.

The following tables set forth our owned and leased physical properties as of March 26, 2025, which include the corporate principal office, the Planet 13 Entertainment Complex, locations of operating dispensaries, and locations for operating cultivation and processing facilities.We believe our existing properties and equipment are in good operating condition and are suitable for the conduct of our business.

State/City	Comments/Description	County	Leased/owned
NEVADA	*One office location, three cultivation facilities, two processing facilities, two production facilities, two operating dispensaries, one distribution facilities, one entertainment complex and one development property*		
Las Vegas	Headquarters, U.S.	Clark County, NV	Leased
Las Vegas	Cultivation & Production Facility	Clark County, NV	Leased
Las Vegas	Cultivation & Distribution Facility	Clark County, NV	Leased
Las Vegas	Dispensary & Production Facility & Entertainment Complex	Clark County, NV	Leased
Las Vegas	Dispensary Facility	Clark County, NV	Leased
Beatty	Cultivation & Production Facility and development property	Nye County, NV	Owned
CALIFORNIA	*One production facility, one operating dispensary, one distribution facility*		
Santa Ana	Dispensary & Distribution Facility	Orange County, CA	Leased
Coalinga	Manufacturing Facility C	Fresno County, CA	Leased
ILLINOIS	*One operating dispensary*		
Waukegan	Dispensary Facility	Lake County, IL	Owned
FLORIDA	*One cultivation and processing facility, one office, one production facility, thirty-three operating dispensaries and two development properties*		
Jacksonville	Cultivation & Processing Facility	Saint Johns County, FL	Leased
Jacksonville	Production Facility	Duval County, FL	Leased
Bonita Springs	Dispensary	Lee County, FL	Leased
Bradenton	Dispensary	Manatee County, FL	Leased
Cape Coral	Dispensary	Lee County, FL	Leased
Clermont	Dispensary	Lake County, FL	Leased
Daytona Beach/Holly Hill	Dispensary	Volusia County, FL	Leased
Deerfield Beach	Dispensary	Broward County, FL	Leased
DeLand	Dispensary	Volusia County, FL	Leased

State/City	Comments/Description	County	Leased/owned
Destin/Miramar Beach	Dispensary	Walton County, FL	Leased
Edgewater	Dispensary	Volusia County, FL	Leased
Gainesville	Dispensary	Alachua County, FL	Leased
Gulf Breeze	Dispensary	Santa Rosa County, FL	Leased
Jacksonville - Roosevelt	Dispensary	Duval County, FL	Leased
Jacksonville - Sunbeam	Dispensary	Santa Rosa County, FL	Leased
Lakeland	Dispensary	Polk County, FL	Leased
Largo	Dispensary	Pinellas County, FL	Leased
Ocala	Dispensary	Marion County, FL	Leased
Orange Park	Dispensary	Clay County, FL	Leased
Orlando - Semoran	Dispensary	Orange County, FL	Leased
Orlando - Southland	Dispensary	Orange County, FL	Leased
Pace	Dispensary	Santa Rosa County, FL	Leased
Palm Bay	Dispensary	Brevard County, FL	Leased
Pensacola	Dispensary	Escambia County, FL	Leased
Port Charlotte	Dispensary	Charlotte County, FL	Leased
Port Orange	Dispensary	Volusia County, FL	Leased
Port Richey	Dispensary	Pasco County, FL	Leased
Sarasota	Dispensary	Sarasota County, FL	Leased
St Johns	Dispensary	St Johns County, FL	Leased
St. Petersburg	Dispensary	Pinellas County, FL	Leased
Stuart	Dispensary	Martin County, FL	Leased
Summerfield	Dispensary	Marion County, FL	Leased
Tallahassee	Dispensary	Leon County, FL	Leased
Tampa - Bruce B Downs	Dispensary	Hillsborough County, FL	Leased
Tampa - Kennedy	Dispensary	Hillsborough County, FL	Leased
West Palm Beach North	Dispensary	Palm Beach County, FL	Leased
West Palm Beach South	Dispensary	Palm Beach County, FL	Leased

Item 3.   Legal Proceedings.

On January 22, 2024, the Company initiated a lawsuit in Santa Monica, California against El Capitan, El Capitan's founder and Chief Executive Officer-Andrew Nash, Casa Verde, Casa Verde's Managing Member-Karan Wadhera, and Jamie Nash, the spouse of Andrew Nash (collectively, the "**Defendants**") seeking approximately $16.5 million in compensatory damages and other relief. The Company alleges that each Defendant is liable for their involvement in a scheme to defraud the Company of funds managed by El Capitan in its capacity as the Company's fiduciary. The Company is vigorously pursuing its rights against the Defendants and intends to act quickly to enact all necessary remedies available. The Company will continue to vigorously pursue its rights to reclaim the funds that it entrusted to El Capitan and will pursue recovery of its funds through all legally available means, including as appropriate, through cooperation with law enforcement.

On February 28, 2025, the Company secured a settlement with Casa Verde for the remaining approximately $2.1 million of the WAB Funds, bringing the total recovery of funds held at WAB to $5.5 million. The settlement is part of a broader resolution of ongoing litigation between the Company, Casa Verde, Karan Wadhera, and Jamie Nash. As part of the settlement, the Company, through a wholly-owned subsidiary, also obtained real estate property formerly associated with Andrew and Jamie Nash, valued at approximately $5.0 million based on recent comparable sales, which we intend to sell. In total, Planet 13 has recovered approximately $10.5 million, including the expected value from the sale of the real estate property.

Item 4.   Mine Safety Disclosures.

Not applicable.

Item 5.   **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

Market Information

The Common Stock is listed and posted for trading on the CSE under the symbol "PLTH" and quoted on the OTCQX under the symbol "PLNH." The Common Stock commenced trading on the CSE effective June 21, 2018.

The following table indicates the high and low values with respect to trading activity for the Common Stock on the CSE for the periods indicated below (source: *www.thecse.com* and *www.finance.yahoo.com*).

Period Ended	Low Trading Price (C$)	High Trading Price (C$)
Fourth Quarter Ended December 31, 2025		
Third Quarter Ended September 30, 2025	0.24	0.68
Second Quarter Ended June 30, 2025	0.25	0.46
First Quarter Ended March 31, 2025	0.35	0.73
Fourth Quarter Ended December 31, 2024	0.50	0.86
Third Quarter Ended September 30, 2024	0.50	0.95
Second Quarter Ended June 30, 2024	0.62	1.11
First Quarter Ended March 31, 2024	0.65	1.23

The following table indicates the high and low values with respect to trading activity for the Common Stock on the OTCQX for the periods indicated below (source: www.otcmarkets.com). Any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

Period Ended	Low Trading Price (US$)	High Trading Price (US$)
Fourth Quarter Ended December 31, 2025	0.15	0.40
Third Quarter Ended September 30, 2025	0.18	0.50
Second Quarter Ended June 30, 2025	0.17	0.34
First Quarter Ended March 31, 2025	0.23	0.46
Fourth Quarter Ended December 31, 2024	0.35	0.63
Third Quarter Ended September 30, 2024	0.32	0.69
Second Quarter Ended June 30, 2024	0.45	0.82
First Quarter Ended March 31, 2024	0.48	0.92

Shareholders

As of March 25, 2026, there were 80 holders of record of Common Stock and no holders of record of Restricted Voting Shares.

Dividends

We have not paid dividends since the completion of the Business Combination and currently intend to reinvest all future earnings to finance the development and growth of our business. As a result, we do not intend to pay dividends on the Common Stock or any Restricted Voting Shares in the foreseeable future. Any future determination to pay distributions will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that the Board deems relevant. We are not bound or limited in any way to pay dividends in the event that the Board determined that a dividend was in the best interest of our shareholders.

Recent Sales of Unregistered Securities

During the year ended December 31, 2025, we had the following issuance of unregistered securities:

- There were no sales of unregistered securities during the year ended December 31, 2024 that were not previously disclosed in a Current Report on Form 8-K or Quarterly Report on Form 10-Q

Item 6.   **[Reserved].**

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

This management's discussion and analysis ("**MD&A**") of the financial condition and results of operations of Planet 13 is for the years ended December 31, 2025 and 2024. It is supplemental to, and should be read in conjunction with, our audited annual consolidated financial statements for the years ended December 31, 2025 and 2024, and the accompanying notes presented herein. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("**GAAP**"). Financial information presented in this MD&A is presented in United States dollars ("**$**", "**USD**" or "**US$**"), unless otherwise indicated.

This MD&A contains certain "forward-looking statements" and certain "forward-looking information" as defined under applicable United States securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading "Disclosure Regarding Forward-Looking Statements," identified in this Annual Report on Form 10-K. As a result of many factors, our actual results may differ materially from those anticipated in these forward-looking statements and information.

Overview of the Company

We are a multi-state cannabis operator with licenses to operate in Nevada, California, Florida and Illinois. We are headquartered in Las Vegas, Nevada. A detailed description of our corporate history and our business can be found above in Item 1.

As of December 31, 2025, we employed approximately 700 people and remain focused on providing our customers with the best products, best services, and an experiential shopping experience at our superstore-themed dispensary while expanding our products and sales through neighborhood stores. Each of our state operations is held in state-focused subsidiaries: (a) Newtonian Principles, Inc. for California-licensed cannabis dispensing and distribution activities, (b) Next Green Wave, LLC for California-licensed cannabis cultivation and production activities, (c) MM Development Company, Inc. for all licensed Nevada cannabis cultivation, production, distribution, and dispensing, (d) VidaCann LLC. ("**VidaCann**") which holds our Florida Medical Marijuana Treatment Center ("**MMTC**") license, and (e) Planet 13 Illinois, LLC ("**Planet 13 Illinois**") which holds an Illinois social-equity justice impaired dispensing license. We have focused on our large-store dispensing stores as superstores which offer an experiential approach to our customers, including drones, robotics, 3-D mapping projection, cannabis-culture inspired social-media backdrops for customer interaction, customer-facing production, one-on-one sales staffing and customer education, and other interactive marketing elements to differentiate from more traditional dispensing locations, which we refer to herein as "neighborhood stores". Each of our cannabis facilities is state-licensed as an adult-use cannabis facility, a medical cannabis facility, or a dual-use facility, allowing for both adult-use and medical cannabis licensed activity, as designated below in the state-by-state breakdown.

Nevada

As of December 31, 2025, we held the following licensed operations in Nevada: (a) one dual-licensed dispensary superstore adjacent to the Las Vegas Strip with 24,000 square feet of licensed dispensary (the "**Planet 13 Las Vegas Superstore**"), (b) one adult-use "neighborhood store" at 2,300 square feet of licensed dispensary (the "**Medizin dispensary**"), (c) three dual-licensed production facilities, one of which is co-located and customer-facing at the Las Vegas SuperStore Entertainment complex with 18,500 square feet of licensed production, (d) three dual-licensed cultivation facilities, one with approximately 16,100 square foot indoor cultivation facility under perpetual harvest cycle, a second with 45,000 square feet co-located with our production license at that facility, and a small-indoor rural site in Beatty, Nevada that is expandable up to 2,300,000 square feet of greenhouse located on 80-acres owned by us, also co-located with our production license at that facility, and (e) one cannabis distribution license and (f) one cannabis consumption license operating as DAZED! Consumption lounge, a 3,000 square foot location inside the Planet 13 Las Vegas Superstore Entertainment complex. Of the three Nevada cultivation facilities, The Company is currently only utilizing the one, 45,000 sq ft shared use cultivation/production facility, while the other two facilities are dark and reserved for future expansion, or potential sale.

At the Planet 13 Las Vegas Superstore Entertainment complex, we also offer ancillary services to our customers, including a restaurant (currently closed and awaiting a new tenant operator) with a liquor license, a retail store, and our online cannabidiol ("**CBD**") store which also sells products in our facility.

California

As of December 31, 2025, we held the following licensed operations in California: (a) an adult-use dispensary superstore co-located with a distribution license at our 33,000 square foot facility in Santa Ana which we built and

opened on July 1, 2021 (the "**Planet 13 OC Superstore**"), (b) one dual-use and two adult-use cultivation licenses along with a nursery license and distribution license at our 35,000 square foot cultivation facility, and one Type P production license at a 4,000 square foot facility.

The Company entered into a definitive agreement to sell its adult use dispensary superstore assets in Santa Ana, including the distribution license, which is pending regulatory approval as of December 31, 2025.

Florida

As of December 31, 2025, we are continuing capital outlays to utilize our Florida MMTC license issued by the Florida Department of Health that was acquired through our acquisition of VidaCann. Licensed MMTCs are vertically integrated and the only businesses in Florida authorized to dispense medical marijuana cannabis to qualified patients and caregivers. MMTCs are authorized to cultivate, process, transport and dispense medical marijuana. As of December 31, 2025 there were 22 companies with MMTC licenses in Florida, many of which are not yet operational. License holders are not subject to restrictions on the number of dispensaries that may be opened or on the number or size of cultivation and processing facilities they may operate. On September 15, 2023, we recorded an impairment charge of $32,750,466 against our previously acquired Florida MMTC License to reflect the value of the Florida MMTC License as of the date we domesticated to Nevada. We recognized an additional impairment of $7,197,418, that brought the carrying value of our Florida MMTC License to $9,000,000, as of December 31, 2023. The amount was equal to the sale price negotiated with a third party who acquired the license from us on May 6, 2024, prior to us closing the acquisition of VidaCann on May 10, 2024. The VidCann acquisition added a cultivation and processing facility, a production facility and a twenty-six (26) retail store network, to which we have added four (4) additional locations, bringing the total number of medical dispensaries we operate in Florida to thirty (30)

On July 1, 2022, we, through our subsidiary Planet 13 Florida, Inc., closed on a $3,300,000 USD purchase of a 23-acre parcel of real property, inclusive of a 10,500 square foot building, near Ocala, Florida. The property was previously received Florida OMMU approvals for cultivation, processing, and dispensing activities. The location was leased to another MMTC licensed operator as part of the sale. of the MMTC license described above, for a nominal amount. The lease was terminated on March 1, 2025 and the property is currently listed for sale.

As part of our Florida expansion, as of the date of this report, we have entered into four leases for additional dispensing locations in Florida, which remain subject to completion of tenant improvements and regulatory inspection prior to sales to customers.

See Recent Developments for further information related to the Company's Florida operations and our acquisition of VidaCann.

Illinois

On August 5, 2021, Planet 13 Illinois won a Conditional Adult Use Dispensing Organization License in the Chicago-Naperville-Elgin region from the Illinois Department of Financial and Professional Regulation. The conditional license was issued to Planet 13 Illinois on July 22, 2022. At the time the license was awarded, we owned 49% of Planet 13 Illinois and 51% was owned by Frank Cowan.

On August 5, 2022, we entered into an option purchase agreement that gives us the option to purchase 51% of Planet 13 Illinois that it does not already own from Frank Cowan for $866,250 in cash and 1,063,377 common shares of the Company. The option was exercisable at our discretion for a period of two years.

On October 14, 2022, the Company, through its wholly owned subsidiary Planet 13 Chicago, LLC, entered into a $2,500,000 real property purchase agreement for a proposed dispensing location in Waukegan, Illinois, for an approximately 8,000 square foot building on 1.9 acres, previously occupied by a financial institution tenant. The Company's obligation to close on the transaction is conditioned upon obtaining local jurisdiction zoning and land-use approvals, completion of customary due diligence, and that the current non-occupying tenant terminate their lease at the property. On November 1, 2022, the Company provided notice of this site selection to the Illinois cannabis regulator.

On February 7, 2023, we exercised and closed our option to purchase Mr. Cowan's 51% interest in Planet 13 Illinois. On February 3, 2023, we closed on the purchase of a dispensary location in the town of Waukegan, a suburb of the greater Chicago area, and on December 4, 2023, opened the Planet 13 Illinois dispensary to the public.

Acquisitions

VidaCann LLC

On August 28, 2023, the Company entered into a Membership Interest Purchase Agreement ("**Purchase Agreement**") with VidaCann, LLC ("**VidaCann**"), Loop's Dispensaries, LLC ("**Dispensaries**"), Ray of Hope 4 Florida, LLC ("**Ray of Hope**") and Loops Nursery & Greenhouses, Inc. ("**Nursery**" and together with Dispensaries and Ray of Hope, the ("**Sellers**"), David Loop ("**Loop**") and Mark Ascik (together with Loop, the "**Indemnifying Members**") and Loop, solely in his capacity as Seller Representative, pursuant to which, upon the terms and subject to the conditions set forth therein, the Company would acquire from the Sellers all of the membership interests in VidaCann (the "**Transaction**"). On May 9, 2024, the Company acquired 100% ownership interest of VidaCann, LLC. ("**VidaCann**") and accounted for the transaction as a business combination acquisition pursuant to ASC 805.

VidaCann was established in 2003 and was formed for the purpose of cultivating and selling cannabis products in the state of Florida, where it owns and operates a cultivation and manufacturing facility. The Company executed the VidaCann transaction in order to expedite its entrance into the attractive Florida cannabis market with an existing customer base and operational cultivation and manufacturing facilities.

Pursuant to the Purchase Agreement, the Company acquired VidaCann from the Sellers for agreed consideration at closing of the Transaction (the "**Closing**") equal to the sum of: (i) 81,872,252 shares of common stock of the Company (the "**Base Share Consideration**"), of which 1,307,698 shares were issued to VidaCann's industry advisor (the "**VC Advisor**"); (ii) a cash payment of US$4,000,000 (the "Closing Cash Payment"); and (iii) promissory notes issued by the Company to the Sellers in the aggregate principal amount of US$5,000,000, with each of the above components subject to adjustments as set out in the Purchase Agreement. Based on the closing price of the Company's common shares of (CAD$0.9100) US$0.6647 on May 9, 2024 on the Canadian Securities Exchange (the "**CSE**") (based on the Bank of Canada CAD to USD exchange rate on May 9, 2024 of CAD$1.00=US$0.7304), the total consideration was valued at US$50,755,443 million. As contemplated by the definitive agreement, VidaCann continued to have US$3 million of bank indebtedness and US$1.5 million of related party notes to former VidaCann managers at the time of closing, which were assumed by the Company. The Seller of the majority interest in VidaCann also has the right to nominate a director to the Company's board of directors effective the next business day following the Company's 2024 annual meeting of stockholders in June. The Seller has selected David Loop, the former Chief Executive Officer of VidaCann, as its board nominee.

The VidaCann acquisition was deemed to be a business combination under ASC 805. The following table summarizes the allocation of consideration exchanged to the estimated fair value of the tangible and intangible assets acquired:

Consideration paid:	
Cash	$ 4,000,000
Issuance of 81,872,252 Common Shares	42,123,314
Note Payable to Former VidaCann Shareholders	4,632,129
	$ 50,755,443
Fair value of net assets acquired:	
Cash	$ 911,715
Inventory	7,375,225
Prepaids and other assets	1,869,222
Property, plant and equipment	9,080,072
ROU Assets	21,371,614
Intangible assets	9,000,000
Goodwill	30,661,477
ROU Liabilities	(21,371,614)
Notes Payable	(4,010,582)
Accounts Payable and Accrued Liabilities	(4,131,686)
	$ 50,755,443

The purchase price allocations for the VidaCann transaction reflect various fair value estimates and analyses relating to the determination of fair value of certain tangible and intangible assets acquired and residual goodwill. The Company

determined the estimated fair value of the acquired working capital, and identifiable intangible assets and goodwill after review and consideration of relevant information including market data and management's estimates. The estimated fair value of acquired working capital was determined to approximate carrying value.

The goodwill arising from the VidaCann transaction consists of expected synergies from combining operations of the Company and VidaCann, and intangible assets not qualifying for separate recognition such as formulations, proprietary technologies and acquired know-how. None of the goodwill is deductible for tax purposes. VidaCann's state cannabis license represented an identifiable intangible asset acquired in the amount of $9,000,000. The VidaCann cannabis license acquired has an indefinite life and as such will not be subject to amortization.

In connection with the VidaCann transaction, the Company expensed $1,020,563 of acquisition-related costs, which have been included in general and administrative expenses on the Company's consolidated statement of operations and comprehensive loss for the period ended December 31, 2024, and $909,363 for the period ended December 31, 2023. VidaCann contributed revenue, net of discounts, gross profit and net loss of $26,890,356, $14,668,773 and ($1,878,533) included in the Company's Consolidated Comprehensive Net Income in the period ended December 31, 2024.

Results of Operations

Expressed in USD$	For the Years ended December 31,		Percentage Change
	2025	2024	
Revenue			
Net revenue	103,378,829	116,408,966	(11.2)%
Cost of Goods Sold	(63,506,121)	(60,298,520)	5.3%
Gross Profit	39,872,708	56,110,446	(28.9)%
Gross Profit Margin %	38.6%	48.2%	
Expenses			
General and Administrative	51,624,055	51,171,892	0.9%
Sales and Marketing	5,457,591	5,805,721	(6.0)%
Lease expense	5,186,280	4,511,997	14.9%
Impairment loss	29,844,227	21,275,942	40.3%
Depreciation and Amortization	7,048,237	8,860,921	(20.5)%
Total Expenses	99,160,390	91,626,473	8.2%
Loss From Operations	(59,287,682)	(35,516,027)	66.9%
Other Income (Expense):			
Interest income (expense), net	(476,721)	(333,082)	43.1%
Foreign exchange gain (loss)	(3,113)	(14,942)	(79.2)%
Other income	7,487,533	257,438	2808.5%
Total Other Income (Expense)	7,007,699	(90,586)	(7836.0)%
Loss for the year before tax	(52,279,983)	(35,606,613)	46.8%
Provision for income tax (current and deferred)	11,643,712	12,190,243	(4.5)%
Loss for the year	(63,923,695)	(47,796,856)	33.7%
Loss per share for the period			
Basic and fully diluted income (loss) per share	$ (0.20)	$ (0.16)	
Weighted Average Number of Shares Outstanding			
Basic and diluted	325,338,047	292,166,589	

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Revenue, net of Discounts

We experienced a $13,030,137 decrease in net revenue during the year ended December 31, 2025, when compared to the year ended December 31, 2024. The decrease is attributable to pricing compression across all markets, primarily driven by additional competition and the ongoing impact of the illicit market. Overall, net revenue decreased by 11.2% during the year ended December 31, 2025, when compared to the year ended December 31, 2024. We believe that

the reduction in Las Vegas tourism, both domestic and international in 2025 disproportionately impacted the Las Vegas Market and in particular our Las Vegas Superstore location. In addition, an overall reduction in the disposable income of our customers during the year ended December 31, 2025 also had a negative impact on the buying patterns and resulting revenue at our retail locations.

The Company saw decreases in revenue from both retail operations and wholesale operations during the year ended December 31, 2025. In particular, the flower category suffered from intense price compression and oversupply in the market, contributing to the overall revenue decline in the period. The decline in wholesale revenue during the year ended December 31, 2025 was most severe in the California market, prompting the Company's decision to exit the market at the end of the year.

Details of net revenue by product category are as follows:

	For the Years ended December 31,		Percentage Change
	2025	2024	
Flower	$ 36,995,553	$ 41,029,157	(9.8)%
Concentrates	32,607,988	36,071,773	(9.6)%
Edibles	15,041,037	18,060,140	(16.7)%
Topicals and Other Revenue	8,316,124	7,252,456	14.7%
Wholesale	10,418,127	13,995,440	(25.6)%
Net revenue	$103,378,829	$116,408,966	(11.2)%

Gross Profit

Gross profit margin for the year ended December 31, 2025, was 38.6% compared to 48.2% for the year ended December 31, 2024. Overall gross profit was $39,872,708 and $56,110,446 for the years ended December 31, 2025 and 2024 respectively, a decrease of 28.9%.

The decrease in gross profit margin for the year ended December 31, 2025 was the result of several factors including: price compression seen in retail sales channels, as well as in the Nevada and California wholesale markets, particularly in the flower category. In addition, due to the high level of vertical integration in the Nevada and Florida markets, the Company faced issues related to over capacity at its cultivation and production facilities which led to an increase in aged inventory. The Company increased its reserve for slow moving inventory by $3,619,463 during the year ended December 31, 2025 and has implemented additional strategies including a substantial reduction to its cultivation operations in Nevada to help prevent excess inventory build and reduce production costs. California wholesale in the second half of the year was sold largely at, or below, cost to produce, further impacting overall margins. The Company exited the California wholesale market at the end of December, 2025, which will have a positive impact on margin and overall profitability in 2026 and beyond.

General and Administrative Expenses

General and administrative ("**G&A**") expenses (which includes non-cash share-based compensation expenses), increased by 0.9% during the year ended December 31, 2025, when compared to the year ended December 31, 2024. The increase in G&A expenses incurred during the year ended December 31, 2025, was a result of the addition of the VidaCann operations, with only a partial period under the Company's ownership included in the prior years results. In addition, the Company saw a substantial increase in its share-based compensation expense when compared to the year ended December 31, 2024. These increases were almost entirely offset by focused cost cutting initiatives undertaken by the Company during the year. Overall, excluding non-cash share-based compensation expenses, G&A expenses as a percentage of revenue equaled 49.9% for the year ended December 31, 2025, compared to 44.0% for the year ended December 31, 2024. The percentage increase is a result of lower revenue and an increase in non-cash, share-based compensation in the year ended December 31, 2025 when compared to the prior year.

A detailed breakdown of G&A expenses is as follows:

	For the Years ended December 31,		Percentage Change
	2025	2024	
Salaries and wages.	$20,667,899	$21,316,396	(3.0)%
Executive compensation	3,557,596	3,048,605	16.7%
Licenses and permits	2,639,454	2,651,018	(0.4)%
Payroll taxes and benefits	5,065,057	4,198,424	20.6%
Supplies and office expenses	870,288	1,118,430	(22.2)%
Subcontractors	2,312,260	2,810,695	(17.7)%
Professional fees (legal, audit and other).	5,053,485	8,131,961	(37.9)%
Miscellaneous general and administrative expenses	9,121,529	7,716,055	18.2%
Share-based compensation expense.	2,336,487	180,308	1195.8%
	$51,624,055	$51,171,892	0.9%

Non-cash, share based compensation of $2,336,487 was recognized during the year ended December 31, 2025, increasing from $180,308 incurred during the year ended December 31, 2024. The increase is attributable to the Restricted Share Units ("**RSUs**") that were granted during the year, particularly the 13,673,634 RSUs that were granted on March 31, 2025, that vest 1/3 on May 16, 2026 1/3 on May 16, 2027, and 1/3 on May 16, 2028. These amounts are non-cash, and the expense is recognized in accordance with the vesting schedule of the RSUs. See Note 12 to our audited consolidated financial statements for additional details on the assumptions used to calculate fair value as well as information regarding the vesting of the various components of the non-cash share-based compensation.

Sales and marketing expenses decreased by (6.0)% during the year ended December 31, 2025, when compared to the year ended December 31, 2024. The decrease in marketing expenses was a result of the Company's overall cost reduction efforts, partially offset by the cost of efforts to drive increased customer traffic to the Planet 13 Las Vegas Superstore and expenses incurred in Florida promoting our expanded store network and Planet 13 rebrand.

Lease expense increased by 14.9% during the year ended December 31, 2025, when compared to the year ended December 31, 2024, due to the addition of the dispensary, cultivation and processing facility leases in Florida that were only owned for part of the prior year when compared to the full year ended December 31, 2025.

Depreciation and Amortization decreased 20.5% during the year ended December 31, 2025, when compared to the prior year due to the elimination of depreciation charges as a result of asset impairments near the end of 2024 and during the year ended December 31, 2025

Impairment charges of $29,844,227 were incurred during the year ended December 31, 2025 related to cultivation assets in Nevada and California that the Company determined had carrying values in excess of their fair values. The ongoing decline in the market price for flower in these markets was the indication that these assets may be impaired. The Company shuttered its cultivation facility in Beatty, Nevada and one of two cultivation facilities in Las Vegas, Nevada, while substantially reducing the grow capacity in the other facility in order to eliminate over production, reduce costs and protect the selling price and margin of the Company's premium, indoor grown flower.

During the year ended December 31, 2024 the Company recorded a full impairment charge of $17,118,954 associated with property, plant and equipment, ROU assets and the retail license for its Orange County, California dispensary. The Company also recorded a full impairment charge of $1,763,901 associated with property, plant and equipment and ROU assets related to its cultivation facility in Beatty Nevada, as well as an impairment charge of $2,393,087 associated with property plant and equipment related to an abandoned cultivation project in Florida.

Interest expense was $476,721 during the year ended December 31, 2025, compared to interest expense of $333,082 during the year ended December 31, 2024. Interest expense is related to borrowing on our revolving line of credit, net of interest earned on a corresponding money market account, plus interest on a long-term related party note. The balance of long-term debt as of December 31, 2025, was $1,234,353 compared to $1,177,722 as of December 31, 2024.

We conduct our operations primarily in United States dollars and hold all of our currency in US dollars. An insignificant amount of expenses are incurred in Canadian dollars, or Euros. The foreign currency gains/losses reflect fluctuations in the underlying exchange rates on the dates expenses are incurred compared to when they are paid. It is our policy not to hedge our foreign exchange exposure.

Other income, consists of commissions on Automated Teller Machine ("**ATM**") fees, and other miscellaneous income including gains/losses on sales of assets and property recovered in legal settlements. Other income equaled $7,487,533 for the year ended December 31, 2025, compared to other income of $257,438 for the year ended December 31, 2024. The increase in Other income was driven primarily by $4,547,846 of cash and property recovered in the El Capitan settlement, $2,611,616 gain on early lease termination agreement and a $1,255,677 gain on settlement of Note payable, including accrued interest. These gains are partially offset by losses on sales of other assets and other miscellaneous items not specifically listed.

The income tax expense for the year ended December 31, 2025, was $11,643,712 compared to $12,190,243 for the prior year. The tax expense decreased in 2025 primarily due to a decrease in overall gross margin for the period. The Company accrues tax expense for uncertain tax positions related to disallowance of deductions under Section 280E of the Internal Revenue Code (the "**Code**"). We are subject to Section 280E of the Code, which prohibits businesses from taking deductions or credits in carrying on any trade or business consisting of trafficking in certain controlled substances that are prohibited by federal law. We, to the extent of our "trafficking" activities, and/or key contract counterparties directly engaged in trafficking in cannabis, have incurred significant tax liabilities from the application of Section 280E. Our income tax obligations under Section 280E of the Code are typically substantially higher as compared to companies to which Section 280E does not apply. Section 280E essentially requires us to pay federal, and as applicable, state income taxes on gross profit, which presents a significant financial burden that increases our net loss and may make it more difficult for us to generate net profit and cash flow from operations in future periods. In addition, to the extent that the application of Section 280E creates a financial burden on contract counterparties, such burdens may impact the ability of such counterparties to make full or timely payment to us, which would also have a material adverse effect on our business.

The overall net loss for the year ended December 31, 2025, was $63,923,695 ($0.20 per share) compared to an overall net loss of $47,796,856 ($0.16 per share) for the year ended December 31, 2024.

Segmented Disclosure

The Company determined that each of its locations represents an operating segment. These operating segments have been aggregated into a single reportable segment as the Company operates as a vertically integrated cannabis company with dispensary, cultivation, production and distribution operations in the States of Nevada and Florida, dispensary, cultivation and distribution operations in the State of California and dispensary operations in the State of Illinois.

Liquidity and Capital Resources

As of December 31, 2025, our financial instruments consist of cash, accounts receivable, deposits, accounts payable and accrued liabilities, and notes payable. We have no speculative financial instruments, derivatives, forward contracts, or hedges.

As of December 31, 2025, we had working capital of $17,996,091 compared to working capital of $28,951,955 as of December 31, 2024. The Company believes that it has adequate liquidity in the form of cash on hand to fund its operation over the next 12 months.

The following table relates to the years ended December 31, 2025, and 2024:

	Years Ended December 31,	
	2025	**2024**
Cash flows provided by operating activities	(14,191,888)	5,210,899
Cash flows used in investing activities	2,529,474	(3,785,503)
Cash flows provided by financing activities	1,802,368	6,728,089

Cash Flows from Operating Activities

Net cash used in operating activities was $15,691,888 for the year ended December 31, 2025, compared to cash provided by operating activities of $5,210,899 for the year ended December 31, 2024. The decrease in cash provided by operations is primarily due to losses from operations during the year ended December 31, 2025, when compared to the year ended December 31, 2024.

Cash Flows from Investing Activities

Net cash provided by investing activities was $4,029,474 for the year ended December 31, 2025, compared to net cash used in investing activities of $3,785,503 for the year ended December 31, 2024. The increase is primarily related to a

reduction in capital expenditures during the year when compared to the year ended December 31, 2024, as well as the proceeds from assets sold during the year ended December 31, 2025

Cash Flows from Financing Activities

Net cash provided by financing activities was $1,802,368 during the year ended December 31, 2025, compared to net cash provided by financing activities of $6,728,089 for the year ended December 31, 2024. The decrease was due to a combination of the equity financing that was completed in March 2024 compared to no equity financing occurring during the year ended December 31, 2025, as well as a draw on a revolving line of credit, mostly offset by the repayment of notes during the year related to the VidaCann acquisition in 2024.

Capital Resources

We have a recent history of operating losses. It may be necessary for us to arrange for additional financing to meet our on-going growth initiatives.

Management believes it will be able to raise capital as required in the long term, but recognizes the risks attached thereto. There can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favorable.

Should financing not be available, the Company has adequate liquidity in the form of cash on hand to fund all of its minimal planned capital expenditures and expansion plans as well as to continue to fund its operation over the next 12 months, including the continued build-out of its operations in Florida.

Capital Management

Our capital consists of shareholders' equity. Our objective when managing capital is to maintain adequate levels of funding to support the development of our businesses and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing and incurring debt. Future financings are dependent on market conditions and there can be no assurance we will be able to raise funds in the future. We invest all capital that is surplus to our immediate operational needs in short-term, highly liquid, and high-grade financial instruments. There were no changes to our approach to capital management during the year. We are not subject to externally imposed capital requirements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements as of December 31, 2025, or as of December 31, 2024, or as of the date hereof.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company's management to make judgements, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may differ from those estimates. Estimates and judgements are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable.

Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Financial statement areas that require significant judgments are as follows:

Estimated useful lives and depreciation of property and equipment, right-of-use assets

Depreciation and amortization of property and equipment, right-of-use assets and intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. Impairment of definite long-lived assets is influenced by judgment in defining an asset group and determining the indicators of impairment, and estimates used to measure impairment losses. Refer to Notes 6, 7 and 8 for further information.

Leases

The Company applies judgement in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease.

The Company determines the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The lease term is used in determining classification between operating lease and finance lease, calculating the lease liability and determining the incremental borrowing rate. The Company has several lease contracts that include extension and termination options. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date of the lease, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

The Company is required to discount lease payments using the rate implicit in the lease if that rate is readily available. If that rate cannot be readily determined, the lessee is required to use its incremental borrowing rate. The Company generally uses the incremental borrowing rate when initially recording real estate leases. Information from the lessor regarding the fair value of underlying assets and initial direct costs incurred by the lessor related to the leased assets is not available. The Company determines the incremental borrowing rate as the interest rate the Company would pay to borrow over a similar term the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Definition of a business

Determination of what constitutes a business for purposes of acquisition accounting requires significant judgement. ASC 805 notes that if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business. However, the exact quantitative threshold is not explicitly defined. During the year ended December 31, 2024, the Company completed one acquisition, further described in Note 7.

Asset Impairment

Asset impairment tests require the allocation of assets to asset groups, where appropriate, which requires significant judgment and interpretation with respect to the integration between the assets and shared resources. Asset impairment tests require the determination of whether there is an indication of impairment. The assessment of whether an indication of impairment exists is performed at the end of each reporting period and requires the application of judgment, historical experience, and external and internal sources of information.

Deferred tax assets and uncertain tax positions

The Company recognizes deferred tax assets and liabilities based on the differences between the consolidated financial statement carrying amounts and the respective tax bases of its assets and liabilities. The Company measures deferred tax assets and liabilities using current enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse. The Company routinely evaluates the likelihood of realizing the benefit of its deferred tax assets and may record a valuation allowance if, based on all available evidence, it determines that some portion of the tax benefit will not be realized.

In evaluating the ability to recover deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of operations. In projecting future taxable income, the Company considers historical results and incorporates assumptions about the amount of future pretax operating income adjusted for items that do not have tax consequences. The Company's assumptions regarding future taxable income are consistent with the plans and estimates that are used to manage its underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income (loss). The income tax expense, deferred tax assets and liabilities and liabilities for unrecognized tax benefits reflect the Company's best assessment of estimated current and future taxes to be paid. Deferred tax asset valuation allowances and liabilities for unrecognized tax benefits require significant judgment regarding applicable statutes and their related

interpretation, the status of various income tax audits and the Company's particular facts and circumstances. Although the Company believes that the judgments and estimates discussed herein are reasonable, actual results could differ, and the Company may be exposed to losses or gains that could be material. To the extent the Company prevails in matters for which a liability has been established or is required to pay amounts in excess of the established liability, the effective income tax rate in a given financial statement period could be materially affected.

Key estimates in these consolidated financial statements include:

Share-based compensation

The Company uses the Black-Scholes valuation model to determine the fair value of options and warrants granted to employees and non-employees under share-based payment arrangements, where appropriate. In estimating fair value, management is required to make certain assumptions and estimates such as the expected term of the instrument, volatility of the Company's future share price, risk free rates, future dividend yields and estimated forfeitures at the initial grant date, by reference to the underlying terms of the instrument, and the Company's experience with similar instruments. Changes in assumptions used to estimate fair value could result in materially different results. Refer to Note 12 for further information.

Valuation of inventory

Inventory is comprised of raw materials, work-in-progress and finished goods. Cannabis and hemp costs include expenditures directly related to the manufacturing process as well as suitable portions of related production overheads, based on normal operating capacity. At the end of each reporting period, the Company performs an assessment of inventory and records inventory valuation adjustments for excess and obsolete inventories based on the estimated forecast of product demand, production requirements, market conditions, regulatory environment, and spoilage. A reserve is estimated to ensure the inventory balance at the end of the year reflects the estimates of product the Company expects to sell in the next year. Changes in the regulatory structure, lack of retail distribution locations or lack of consumer demand could result in future inventory reserves.

Impairment of indefinite life intangible assets and goodwill

The assessment of whether an indication of impairment exists is performed at the end of each reporting period and requires the application of judgment, historical experience, and external and internal sources of information. The Company makes estimates in determining the future cash flows and discount rates in the quantitative impairment test to compare the fair value to the carrying value.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

Financial instrument classification and measurement

Our financial instruments carried on the annual audited consolidated statement of financial position are carried at amortized cost with the exception of cash, which is carried at fair value. There are no significant differences between the carrying value of financial instruments and their estimated fair values as of December 31, 2025, or December 31, 2024, due to the immediate or short-term maturities of the financial instruments.

Fair values of financial assets and liabilities

Our financial instruments include cash, deposits, accounts payable and accrued expenses and note payable. On December 31, 2025, the carrying value of cash is fair value. Financial instruments classified as loans and receivables and other financial liabilities are carried at amortized cost using the effective interest method. Transaction costs are included in the amount initially recognized. Accounts payable and other liabilities, notes payable, and notes payable related parties have been classified as other financial liabilities.

Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. Credit risk arises from cash with banks and financial institutions. It is management's opinion that the Company is not exposed to significant credit risk arising from these financial instruments. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties.

The Company evaluates the collectability of its accounts receivable and maintains an allowance for credit losses at an amount sufficient to absorb losses inherent in the existing accounts receivable portfolio as of the reporting dates based on the estimate of expected net credit losses.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company currently does not carry variable interest-bearing debt. It is management's opinion that the Company is not exposed to significant interest rate risk.

Currency Risk

As at December 31, 2025, none of the Company's financial assets and liabilities were held in foreign currencies (2024 - $nil). The Company's objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in the functional currency. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time.

The Company's exposure to a 10% change in the foreign exchange conversion rate at December 31, 2025 equals $nil (2024 - $nil).

Liquidity Risk

The Company's approach to managing risk is to ensure that it will have sufficient cash and liquid investments to meet our commitments as they arise. We manage liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecast and actual cash flows. Where insufficient liquidity may exist, we may pursue various debt and equity instruments for short or long-term financing of our operations. As of December 31, 2025, the Company's financial liabilities consist of accounts payable, accrued liabilities, obligations under operating leases and taxes.

As of December 31, 2025, we had working capital of $17,996,091 (2024 - $28,951,955) and anticipate that revenue from operations will provide sufficient funds to cover all our operating expenditures for the next 12 months and available cash on hand will be sufficient to fund any and all capital expenditure requirements for any remaining build-out of operations in the State of Florida and carry out other corporate initiatives over the next 12 months.

The Company manages liquidity risk by reviewing its capital requirements on an ongoing basis. Historically, the Company's main source of funding has been the public issuance of common stock. The Company's access to financing

is always uncertain. There can be no assurance of continued access to significant equity financing. Our potential sources of cash flow in the upcoming year will be from the proceeds of the sale of cannabis and cannabis related products and possible equity financings, loans, lease financing and entering into joint venture agreements, or any combination thereof.

Pricing Risk

Price risk is the risk that the trading price of the Company's shares will fluctuate and result in an increase or decrease in the fair value of the warrant liability. The Company is not exposed to significant price risk.

Concentration Risk

The Company operates primarily in Southern Nevada and Southern California. Should economic conditions deteriorate within those regions, its results of operations and financial position would be negatively impacted.

Banking Risk

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in US federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that US federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the US banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the business of the Company and leaves their cash holdings vulnerable.

Asset Forfeiture Risk

Because the cannabis industry remains illegal under US federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which with minimal due process, it could be subject to forfeiture.

Item 8.   **Financial Statements and Supplementary Data.**

The financial information required by Item 8 is located beginning on page F-1 of this report.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 9A.   Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our co-CEOs and Chief Financial Officer ("**CFO**"), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the risk related to controls and procedures.

In connection with the preparation of this Form 10-K, as of December 31, 2025, an evaluation was performed under the supervision and with the participation of our management, including the co-CEOs and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our management concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed under the supervision of our co-CEOs and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. GAAP.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based upon that assessment, our management, including the co-CEOs and CFO, concluded that our internal controls over financial reporting were effective as of December 31, 2025.

Independent Registered Accounting Firm's Report on Internal Control Over Financial Reporting

As an emerging growth company, as defined under the terms of the JOBS Act of 2012, our independent registered accounting firm is not required to issue a report on the internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information.

Insider Trading Arrangements and Policies

Certain of our officers or directors have made elections to participate in, and are participating in, our equity incentive plans and have made, and may from time to time make, elections to have shares withheld to cover withholding taxes, which may be designed to satisfy the affirmative defense conditions of Rule 10b5-1 under the Exchange Act or may constitute non-Rule 10b5-1 trading arrangements (as defined in Item 408(c) of Regulation S-K). During the year ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" as such term is defined in Item 408(a) of Regulation S-K.

The Company has adopted an insider trading policy governing the purchase, sale, and other dispositions of the Company's securities by directors, senior management, and employees. A copy of the insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance.

The information required by this item is incorporated by reference to our Proxy Statement for our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025.

Item 11.   Executive Compensation.

The information required by this item is incorporated by reference to our Proxy Statement for our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to our Proxy Statement for our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025.

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to our Proxy Statement for our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025.

Item 14.   Principal Accounting Fees and Services.

The following table provides information regarding the fees billed to us by Davidson & Company LLP for audit, Kral Ussery LLC for internal audit, Friedman Group CPA group for other audit and compilation services, and Baker Tilly US, LLP for tax services, in the fiscal years ended December 31, 2025, and December 31, 2024:

	For the fiscal years ended	
	December 31, 2025	December 31, 2024
Audit Fees[1]	$ 787,369	$1,155,091
Audit Related Fees[2]	172,025	285,440
Tax Fees[3]	151,727	28,231
Total Fees	$1,111,121	$1,468,762

_____

(1)   Audit Fees consist of audit of annual financial statements and review of financial statements.

(2)   Audit Related Fees consist of the review and consents associated with prospectus offerings, internal audit and other audit and compilation services.

(3)   Tax Fees consist of preparation fees associated with preparing Corporate federal income tax returns.

Pre-Approval Policies and Procedures

The Audit Committee charter sets out procedures regarding the provision of non-audit services by the Company's independent chartered professional accountants. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor's independence and requires Audit Committee pre-approval of permitted non-audit and non-audit related services.

Item 15. **Exhibits, Financial Statement Schedules.**

The financial statements required to be included in this Annual Report on Form 10-K appear immediately following the signature page to this Annual Report on Form 10-K beginning on page F-1.

EXHIBIT INDEX

Exhibit No.	Description	Incorporated by Reference			Filed / Furnished Herewith
		Form	Exhibit	Filing Date	
2.1*§	Acquisition Agreement, dated December 20, 2019, among BLC Management Company, LLC, Planet 13 Holdings Inc., Kyle Desmet, Newtonian Principles, Inc., Warner Management Group, LLC and Sarah Sibia, as amended by Amendment No. 1 to Acquisition Agreement, dated April 16, 2020, and Amendment No. 2 to Acquisition Agreement, dated May 20, 2020	10	2.1	12/13/2021	
2.2§	Asset Purchase Agreement, dated July 17, 2020, among Planet 13 Holdings Inc., MM Development Company, Inc., W the Brand, LLC, West Coast Development Nevada, LLC and R. Scott Coffman	10	2.2	12/13/2021	
2.3*	Share Exchange Agreement, dated April 26, 2018, among MM Development Company, Inc., Carpincho Capital Corp., PRMN Investments Ltd., Thirteen, LLC and 4 Degrees Higher, LLC	10	2.3	12/13/2021	
2.4	Master Agreement, dated April 26, 2018, among Carpincho Capital Corp., 10713791 Canada Inc. and 10653918 Canada Inc.	10	2.4	12/13/2021	
2.5*	License Purchase Agreement, dated August 31, 2021, among Buyer, Planet 13 Holdings Inc., Seller and Harvest Health & Recreation Inc.	10	2.5	12/13/2021	
2.6*	Arrangement Agreement, dated December 20, 2021, between Planet 13 Holdings Inc. and Next Green Wave Holdings Inc.	10/A	2.6	01/26/2022	
2.7	Exercise Notice, dated February 7, 2023, from Planet 13 Holdings Inc. to Frank Cowan, IV	10-K	2.7	03/23/2023	
2.8	Plan of Arrangement.	8-K	2.1	09/18/2023	
3.1	Articles of Domestication.	8-K	3.1	09/18/2023	
3.2	Articles of Incorporation of Planet 13 Holdings Inc., a Nevada corporation.	8-K	3.2	09/18/2023	
3.3	Bylaws of Planet 13 Holdings Inc., a Nevada corporation.	8-K	3.3	09/18/2023	
4.1	Warrant Indenture, dated July 3, 2020, between Planet 13 Holdings Inc. and Odyssey Trust Company	10	4.1	12/13/2021	
4.2	Warrant Indenture, dated September 10, 2020, between Planet 13 Holdings Inc. and Odyssey Trust Company	10	4.2	12/13/2021	
4.3	Warrant Indenture, dated November 5, 2020, between Planet 13 Holdings Inc. and Odyssey Trust Company	10	4.3	12/13/2021	
4.4	Warrant Indenture, dated February 2, 2021, between Planet 13 Holdings Inc. and Odyssey Trust Company	10	4.4	12/13/2021	
4.5	Warrant Indenture, dated December 4, 2018, between Planet 13 Holdings Inc. and Odyssey Trust Company	10	4.5	12/13/2021	
4.6	Warrant Indenture, dated April 26, 2018, among 10653918 Canada Inc., Odyssey Trust Company and Carpincho Capital Corp	10	4.6	12/13/2021	

| Exhibit No. | Description | Incorporated by Reference | | | Filed / Furnished Herewith |
		Form	Exhibit	Filing Date	
4.7	Description of Capital Stock.	8-K	4.7	09/18/2023	
4.8	Specimen Common Stock Certificate of Planet 13 Holdings Inc., a Nevada corporation.	8-K	4.1	09/18/2023	
4.9	Warrant Agency Agreement, dated March 7, 2024, by and between Planet 13 Holdings Inc. and Odyssey Transfer US Inc.	8-K	4.1	03/07/2024	
4.10	Form of Warrant to purchase common stock.	8-K	4.2	03/07/2024	
10.1*	Industrial Real Estate Lease, dated April 23, 2018, between MM Development Company, Inc. and Lessor	10	10.1	12/13/2021	
10.2§	Lease Agreement, dated August 30, 2014, between Fargo District Holdings, LLC and MM Development Company, Inc., as amended by Amendment to Lease, dated January 1, 2018, and Second Amendment to Lease Agreement, dated September 14, 2018	10	10.2	12/13/2021	
10.3	Lease Agreement, dated July 17, 2020, between RX Land, LLC and MM Development Company, Inc., as amended by Amendment to Lease, dated November 27, 2020	10	10.3	12/13/2021	
10.4*	Standard Industrial/Commercial Multi-Tenant Lease - Net, dated May 1, 2018, between Lessor and BLC Management Company, LLC, as amended by First Amendment to Standard Industrial/Commercial Multi-Tenant Lease - Net, dated November 8, 2019, and Second Amendment to Standard Industrial/Commercial Multi-Tenant Lease - Net, dated April 17, 2020, and by Third Amendment to Standard Industrial/Commercial Multi-Tenant Lease - Net, dated September 8, 2020	10	10.4	12/13/2021	
10.5	Agreement Regarding Release of Leasehold Estate, dated August 31, 2020, between LaBarre Chastang, Inc. and BLC Management Company, LLC	10	10.5	12/13/2021	
10.6+	Planet 13 Holdings Inc. 2018 Stock Option Plan	10	10.6	12/13/2021	
10.7+	Planet 13 Holdings Inc. 2018 Share Unit Plan, as amended on July 11, 2018 and May 20, 2020	10	10.7	12/13/2021	
10.8+	Form of Stock Option Award Agreement	10	10.8	12/13/2021	
10.9+	Form of Share Unit Plan Award Agreement	10	10.9	12/13/2021	
10.10+	Employment Agreement, dated June 1, 2018, between Christopher Wren and MM Development Company, Inc., as amended by Amendment to Employment Agreement, dated March 10, 2021	10	10.10	12/13/2021	
10.11+	Employment Agreement, dated June 1, 2018, between Larry Scheffler and MM Development Company, Inc., as amended by Amendment to Employment Agreement, dated March 10, 2021	10	10.11	12/13/2021	
10.12+	Employment Agreement, dated June 1, 2018, between Robert Groesbeck and MM Development Company, Inc., as amended by Amendment to Employment Agreement, dated March 10, 2021	10	10.12	12/13/2021	
10.13+	Employment Agreement, dated June 1, 2018, between Dennis Logan and Planet 13 Holdings Inc.	10	10.13	12/13/2021	
10.14	Option Purchase Agreement, dated August 4, 2022, between Planet 13 Holdings Inc. and Frank Cowan, IV	8-K	10.1	08/05/2022	
10.15	Planet 13 Holdings Inc. 2023 Equity Incentive Plan.	8-K	10.1	09/18/2023	

Exhibit No.	Description	Incorporated by Reference			Filed / Furnished Herewith
		Form	Exhibit	Filing Date	
10.16	Form of Incentive Stock Option Agreement under the Planet 13 Holdings Inc. 2023 Equity Incentive Plan.	8-K	10.2	09/18/2023	
10.17	Form of Non-Qualified Stock Option Agreement under the Planet 13 Holdings Inc. 2023 Equity Incentive Plan.	8-K	10.3	09/18/2023	
10.18	Form of Restricted Stock Unit Agreement under the Planet 13 Holdings Inc. 2023 Equity Incentive Plan.	8-K	10.4	09/18/2023	
10.19§	Membership Interest Purchase Agreement, dated August 28, 2023, by and between Planet 13 Holdings Inc., VidaCann LLC, Loop's Dispensaries, LLC, Ray of Hope 4 Florida, LLC, Loop's Nursery & Greenhouses, Inc., David Loop and Mark Ascik and David Loop, solely in his capacity as Seller Representative.	10-Q	10.1	11/08/2023	
10.20§	Stock Purchase Agreement, dated January 22, 2024, by and between Planet 13 Holdings Inc. and SGW FL Enterprises, LLC.	8-K	10.1	01/22/2024	
10.21+	Employment Agreement, dated February 7, 2024, between Lee Fraser and BLC Management Company LLC.	10-K	10.21	03/13/2024	
10.22	First Amendment to Membership Interest Purchase Agreement, dated April 26, 2024, by and between Planet 13 Holdings Inc., VidaCann LLC, Loop's Dispensaries, LLC, Ray of Hope 4 Florida, LLC, Loops Nursery & Greenhouses, Inc., David Loop and Mark Ascik and David Loop, solely in his capacity as Seller Representative.	8-K	10.1	04/29/2024	
10.23	Form of Promissory Note, dated May 10, 2024 (Seller Note)	8-K	10.3	05/14/2024	
10.24	Form of Promissory Note, dated May 10, 2024 (Related Party Note)	8-K	10.4	05/14/2024	
10.25	Business Loan Agreement, dated February 2, 2022, by and between VidaCann, LLC and Lafayette State Bank	8-K	10.5	05/14/2024	
10.26	Promissory Note, dated February 2, 2022, issued by VidaCann, LLC	8-K	10.6	05/14/2024	
10.27	Form of Lock-Up Agreement, dated May 10, 2024	8-K	10.7	05/14/2024	
10.28#	Agreement of Lease by and between Loop's Nursery & Greenhouses, Inc., a Florida corporation and Family Trust Created Under the Ruth F. Loop Revocable Trust Dated November 1, 1991, as Amended, a Florida revocable trust as Landlord and VidaCann, LLC, a Florida limited liability company as Tenant, concerning 4842 & 4844 Race Track Road, St. John's County, Florida 32259, dated August 25, 2023.	10-Q	10.1	08/08/2024	
19.1	Insider Trading Policy				✓
21	List of Subsidiaries of Planet 13 Holdings Inc.				✓
23.1	Consent of Independent Registered Public Accounting Firm				✓
23.2	Consent of Masters, Smith & Wisby, P.A. (VidaCann 2022)	8-K	23.2	03/04/2024	
23.3	Consent of Masters, Smith & Wisby, P.A. (VidaCann 2023)	8-K/A	23.3	07/24/2024	
31.1	Certification of Principal Executive Officer (Robert Groesbeck) Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				✓

Exhibit No.	Description	Incorporated by Reference			Filed / Furnished Herewith
		Form	Exhibit	Filing Date	
31.2	Certification of Principal Executive Officer (Larry Scheffler) Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				✓
31.3	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				✓
32.1	Certification of Principal Executive Officers and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				✓
99.1	Description of Capital Stock.	8-K	99.1	09/18/2023	
99.2	Audited financial statements of VidaCann, LLC as of December 31, 2023 and for the year ended December 31, 2023, and the notes related thereto	8-K/A	99.2	07/24/2024	
99.3	Unaudited financial statements of VidaCann, LLC as of March 31, 2024 and for the three months ended March 31, 2024, and the notes related thereto	8-K/A	99.3	07/24/2024	
99.4	Audited financial statements of VidaCann, LLC as of December 31, 2022 and for the year ended December 31, 2022, and the notes related thereto	8-K	99.4	03/04/2024	
99.5	Unaudited Pro Forma Consolidated Financial Statements	8-K/A	99.5	07/24/2024	
101.INS	Inline XBRL Instance Document				
101.SCH	Inline XBRL Taxonomy Extension Schema				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase				
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase				
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase				
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase				
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the inline XBRL documents and contained in exhibit 101				✓

---

* Certain information has been excluded from this exhibit because it is both (i) not material and (ii) private or confidential.

§ This filing omits exhibits and/or schedules pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

+ Indicates a management contract or compensatory plan, contract or arrangement in which directors or executive officers participate.

Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request. Certain confidential portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. Copies of the unredacted exhibit will be furnished to the SEC upon request.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLANET 13 HOLDINGS INC.

Date: March 25, 2026

By: /s/ Robert Groesbeck

Robert Groesbeck
Co-Chief Executive Officer

By: /s/ Larry Scheffler

Larry Scheffler
Co-Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Robert Groesbeck Robert Groesbeck	Co-Chief Executive Officer and Director (Principal Executive Officer)	March 25, 2026
/s/ Larry Scheffler Larry Scheffler	Co-Chief Executive Officer and Director (Principal Executive Officer)	March 25, 2026
/s/ Steve McLean Steve McLean	Interim Chief Financial Officer (Principal Financial and Accounting Officer)	March 25, 2026
/s/ David Loop David Loop	Director	March 25, 2026
/s/ Kevin Martin Kevin Martin	Director	March 25, 2026
/s/ Adrienne O'Neal Adrienne O'Neal	Director	March 25, 2026

[This page intentionally left blank]

PLANET 13 HOLDINGS INC.

Index to Financial Statements

DAVIDSON & COMPANY LLP ———— Chartered Professional Accountants ═══

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Planet 13 Holdings Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Planet 13 Holdings Inc. (the ''Company'') as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2025 and 2024, and the related notes and schedules (collectively referred to as the ''financial statements''). In our opinion, the financial statements present fairly, in all material respects, the financial position of Planet 13 Holdings Inc. as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (''PCAOB'') and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada   Chartered Professional Accountants

March 25, 2026



1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

PLANET 13 HOLDINGS INC.
Consolidated Balance Sheets
(In United States Dollars)

	December 31, 2025	December 31, 2024
ASSETS		
Current Assets:		
Cash	$ 5,325,031	$ 23,384,493
Restricted Cash	10,250,000	2,050,584
Accounts Receivable	1,007,891	1,473,156
Inventory	18,138,394	22,821,994
Other Receivables	3,754,563	—
Prepaid Expenses and Other Current Assets	2,659,056	4,568,816
Total Current Assets	41,134,935	54,299,043
Property, Plant and Equipment	34,121,678	63,511,423
Intangible Assets and Goodwill	42,903,931	48,763,931
Right of Use Assets - Operating	31,489,308	38,229,399
Long-term Deposits and Other Assets	829,164	1,033,758
Deferred Tax Asset	1,798,654	896,525
TOTAL ASSETS	$ 152,277,670	$ 206,734,079

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Current:		
Accounts Payable	$ 7,212,187	$ 7,421,921
Accrued Expenses	4,632,011	7,285,415
Income Taxes Payable	159,080	139,480
Notes Payable - Current Portion	9,750,000	8,681,684
Operating Lease Liabilities	1,385,566	1,818,588
Total Current Liabilities	23,138,844	25,347,088
Long-Term Liabilities:		
Operating Lease Liabilities	43,213,442	46,448,666
Other Long-term Liabilities	1,250,433	1,220,722
Uncertain Tax Positions	33,041,402	19,321,475
Deferred Tax Liability	506,836	1,682,207
Total Liabilities	101,150,957	94,020,158

Shareholders' Equity

Common Stock, no par value, 1,500,000,000 shares authorized, 325,670,800 issued and outstanding at December 31, 2025 and 325,163,800 at December 31, 2024	—	—
Preferred Stock, no par value, 50,000,000 shares authorized, 0 issued and outstanding at December 31, 2025 and 0 at December 31, 2024	—	—
Additional Paid-In Capital	371,157,826	368,821,339
Deficit	(320,031,113)	(256,107,418)
Total Shareholders' Equity	51,126,713	112,713,921
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 152,277,670	$ 206,734,079

The accompanying notes are an integral part of these consolidated financial statements.

PLANET 13 HOLDINGS INC.
Consolidated Statements of Operations and Comprehensive Loss
(In United States Dollars, except share amounts)

	December 31,	
	2025	**2024**
Revenues, net of discounts	**$103,378,829**	$116,408,966
Cost of Goods Sold	**(63,506,121)**	(60,298,520)
Gross Profit	**39,872,708**	56,110,446
Expenses:		
General and Administrative	**51,624,055**	51,171,892
Sales and Marketing	**5,457,591**	5,805,721
Lease Expense	**5,186,280**	4,511,997
Impairment loss	**29,844,227**	21,275,942
Depreciation and Amortization	**7,048,237**	8,860,921
Total Expenses	**99,160,390**	91,626,473
Loss From Operations	**(59,287,682)**	(35,516,027)
Other Income (Expense):		
Interest income (expense), net	**(476,721)**	(333,082)
Foreign exchange gain (loss)	**(3,113)**	(14,942)
Other Income, net	**7,487,533**	257,438
Total Other Income (Expense)	**7,007,699**	(90,586)
Loss Before Provision for Income Taxes	**(52,279,983)**	(35,606,613)
Provision For Income Taxes		
Current Tax expense	**(13,721,212)**	(14,210,082)
Deferred Tax recovery (expense)	**2,077,500**	2,019,839
	(11,643,712)	(12,190,243)
Net Loss and Comprehensive Loss	**$ (63,923,695)**	$ (47,796,856)
Loss per Share		
Basic and diluted loss per share	**$ (0.20)**	$ (0.16)
Weighted Average Number of Shares of Common Stock		
Basic and diluted	**325,338,047**	292,166,589

The accompanying notes are an integral part of these consolidated financial statements.

PLANET 13 HOLDINGS INC.
Consolidated Statements of Changes in Shareholders' Equity
(In United States Dollars, except share amounts)

| | Number of | | | | Total |
	Common Stock	Warrants	Additional Paid-in Capital	Accumulated Deficit	Shareholders' Equity
Balance, December 31, 2023.	223,317,270	—	$315,951,343	$(208,310,562)	$107,640,781
Share based Compensation - RSUs.	—	—	180,308	—	180,308
Share based Compensation - RSUs - Taxes Paid in Lieu of Share Issuance . .	—	—	(45,833)	—	(45,833)
Shares Issued on Settlement of RSUs	1,224,278	—	—	—	—
Proceeds from public offering.	18,750,000	18,750,000	11,250,000	—	11,250,000
Share issuance costs	—	—	(1,387,793)	—	(1,387,793)
Shares Issued in VidaCann acquisition . . .	80,564,554	—	42,123,314	—	42,123,314
Finder shares issued in connection with VidaCann acquisition	1,307,698	—	750,000	—	750,000
Net Loss for the Year.	—	—	—	(47,796,856)	(47,796,856)
Balance, December 31, 2024.	325,163,800	18,750,000	$368,821,339	$(256,107,418)	$112,713,921
Share based Compensation - RSUs.	—	—	2,336,487	—	2,336,487
Shares Issued on Settlement of RSUs	507,000	—	—	—	—
Net Loss for the Year.	—	—	—	(63,923,695)	(63,923,695)
Balance, December 31, 2025.	**325,670,800**	**18,750,000**	**$371,157,826**	**$(320,031,113)**	**$ 51,126,713**

The accompanying notes are an integral part of these consolidated financial statements.

PLANET 13 HOLDINGS INC.
Consolidated Statements of Cash Flows
(In United States Dollars)

	December 31, 2025	December 31, 2024
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		
Net loss	**$(63,923,695)**	$(47,796,856)
Adjustments for items not involving cash:		
Share based compensation	**2,336,487**	180,308
Non-cash lease expense	**1,993,170**	2,047,680
Depreciation	**11,399,254**	13,414,690
Deferred tax recovery	**(1,175,371)**	(1,829,352)
Lease incentive amortization	**(9,524)**	(109,109)
Loss on impairment of fixed assets	**17,580,525**	11,885,063
Loss on impairment of ROU assets	**6,403,703**	3,239,536
Loss on impairment of intangible assets	**5,860,000**	6,151,343
Loss on disposal of intangible assets	**—**	762,091
Loss on disposal of property and equipment	**1,655,818**	78,563
Loss on disposal of assets held for sale	**767,835**	—
Gain on settlement of note	**(1,255,677)**	—
Loss on reserve for slow moving inventory	**3,619,463**	—
Gain on early ROU lease termination	**(2,630,443)**	—
Recovery of property in legal settlement	**(4,588,328)**	—
Amortization of note payable discount	**206,579**	—
Finders shares issued in VidaCann acquisition	**—**	750,000
	(21,760,204)	(11,226,043)
Net Changes in Non-cash Working Capital Items	**8,991,223**	17,469,125
Repayment of lease liabilities	**(1,422,907)**	(1,032,183)
Total Operating	**(14,191,888)**	5,210,899
FINANCING ACTIVITIES		
Taxes paid in lieu of share issuance - RSUs	**—**	(45,833)
Proceeds from public share issuance, net of share issuance costs	**—**	9,862,207
Net Cash From VidaCann Acquisition	**—**	911,715
VidaCann Acquisition-Cash Component	**—**	(4,000,000)
Repayment of Lafayette State Bank Note	**(2,947,632)**	—
Draw from revolving line of credit	**9,750,000**	—
Payment of Promissory Note to former VidaCann Shareholders	**(5,000,000)**	—
Total Financing	**1,802,368**	6,728,089
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(6,571,865)**	(12,044,412)
Proceeds from sale of fixed assets	**2,280,846**	21,000
Proceeds from sale of assets held for sale	**6,820,493**	—
Proceeds from sale of licenses	**—**	8,237,909
Total Investing	**2,529,474**	(3,785,503)
NET CHANGE IN CASH DURING THE YEAR	**(9,860,046)**	8,153,485
CASH AND RESTRICTED CASH		
Beginning of Year	**25,435,077**	17,281,592
End of Year	**$ 15,575,031**	$ 25,435,077

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of operations

Planet 13 Holdings Inc. ("P13" or the "Company") was incorporated under the Canada Business Corporations Act on April 26, 2002 and continued under the British Columbia Business Corporations Act on September 24, 2019 and on September 15, 2023 completed the Domestication to Nevada.

The Company is a vertically integrated cultivator and provider of cannabis and cannabis-infused products that is licensed under the laws of the States of Nevada, California, Illinois and Florida. We are licensed in these jurisdictions as follows: six Nevada licenses for cultivation (three medical and three adult-use), six Nevada licenses for production (three medical and three adult-use), three Nevada dispensary licenses (one medical and two adult-use), two Nevada licenses for distribution (one active, one conditional), one medical and adult-use dispensary license in California, two distribution licenses in California, one event organizer license in California, one medium indoor cultivation license in California, one non-volatile manufacturing license in California, one Medical Marijuana Treatment Center license in Florida (unlimited medical dispensaries, cultivation and processing) and one adult-use dispensary license in Illinois. As of December 31, 2025 all California operations have been sold, with the various cannabis license transfers awaiting final regulatory approval, which is expected in the first quarter of 2026.

P13 is a public company which is listed on the Canadian Securities Exchange ("CSE") under the symbol PLTH and on the OTCQX exchange under the symbol "PLNH".

The Company's registered and head office address is 2548 W. Desert Inn Road, Suite 100, Las Vegas, NV 89109.

While cannabis and CBD-infused products are legal under the laws of several U.S. states (with varying restrictions applicable), the United States Federal Controlled Substances Act classifies all "marijuana" as a Schedule I drug, whether for medical or recreational use. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of safety for use under medical supervision.

The federal government currently is prohibited from prosecuting businesses that operate in compliance with applicable state and local medical cannabis laws and regulations; however, this does not protect adult use cannabis. In addition, if the federal government changes this position, it would be financially detrimental to the Company.

2. Basis of presentation

These consolidated financial statements reflect the accounts of the Company and have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and pursuant to the rules and regulation of the U.S. Securities and Exchange Commission ("SEC") for all periods presented. These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due, under the historical cost convention except for certain financial instruments that are measured at fair value, as detailed in the Company's accounting policies.

Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These consolidated financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material. These consolidated financial statements are presented in U.S. dollars, which is also the Company's and its subsidiaries' functional currency.

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on March 25, 2026.

i) Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries. Subsidiaries are entities in which the Company has a controlling voting interest or is the primary beneficiary of a variable interest entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. All intercompany accounts and transactions have been eliminated upon consolidation. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany balances and transactions.

These consolidated financial statements include the accounts of the Company and the following entities which are subsidiaries of the Company:

Subsidiaries as at December 31, 2025	Jurisdiction of Incorporation	Ownership Interest 2025	Ownership Interest 2024	Nature of Business
MM Development Company, Inc. ("MMDC")	Nevada, USA	100%	100%	Nevada license holding company; vertically integrated cannabis operations
BLC Management Company LLC	Nevada, USA	100%	100%	Management/holding company
LBC CBD LLC ("LBC")	Nevada, USA	100%	100%	CBD retail sales and marketing
Newtonian Principles Inc.	California, USA	100%	100%	California license holding company; cannabis retail sales
Crossgate Capital U.S. Holdings Corp.	Nevada, USA	100%	100%	Holding company
Next Green Wave, LLC	California, USA	100%	100%	California license holding company; cannabis cultivation and processing
Planet 13 Illinois, LLC	Illinois, USA	100%	100%	Illinois license holding company; cannabis retail sales
BLC NV Food, LLC	Nevada, USA	100%	100%	Holding company for By The Slice LLC
By The Slice, LLC	Nevada, USA	100%	100%	Subsidiary of BLC NV Food, LLC; restaurant and retail operations
Planet 13 Chicago, LLC	Illinois, USA	100%	100%	Holding company
Planet 13 Real Prop LLC	Florida, USA	100%	100%	Holding company
Planet 13 Lifestyles LLC	Nevada, USA	100%	100%	Retail sales of apparel and accessories
VidaCann, LLC	Florida, USA	100%	100%	Florida license holding company
Planet 13 Innovations LLC	Nevada, USA	100%	100%	Intellectual property holding company
Estate of Las Palmas LLC	California, USA	100%	0%	Real estate holdings company
Club One Three, LLC	Nevada, USA	100%	100%	Inactive

ii) Functional currency

These consolidated financial statements are presented in U.S. dollars ("USD"), which is the Company's and its subsidiaries functional currency.

Foreign currency transactions are remeasured to the respective functional currencies of the Company's entities at the exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are measured to functional currency at the foreign exchange rate applicable at the statement of balance sheets date. Non-monetary items are carried at historical rates. Non-monetary items carried at fair value denominated in foreign currencies are remeasured to the functional currency at the date when the fair value was determined. Realized and unrealized foreign exchange gains and losses are recognized through profit or loss.

iii) Emerging growth company

The Company is an "Emerging Growth Company", as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it has taken advantage of certain exemptions that are not applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new, or revised financial reporting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.

The Company has elected not to opt out of such extended transition period which means that when a standard is issued, or revised and it has different application dates for public and private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

3. Significant accounting policies

(a) Cash

Cash is comprised of cash deposits in financial institutions plus cash held at its retail locations, other deposits that are readily convertible to cash, as well as restricted cash.

Restricted Cash

The Restricted cash balance was $10,250,000 as of December 31, 2025, associated with a cash secured revolving line of credit (see Note 9, below), and $2,050,584 as of December 31, 2024, comprised of funds held by the Orange County, Sheriff's Office in the matter described in Note 21.

(b) Inventory

Inventory is comprised of raw materials, finished goods, packaging and miscellaneous supplies and work-in-progress. Cost includes expenditures directly related to the cultivation and manufacturing process as well as suitable portions or related production overheads, based on normal operating capacity. Cannabis: Inventory cost includes pre-harvest, post-harvest and shipment and fulfillment, as well as related accessories. Pre-harvest costs include labor and direct materials to grow cannabis, which includes water, electricity, nutrients, integrated pest management, growing supplies and allocated overhead. Post-harvest costs include costs associated with drying, trimming, blending, extraction, purification, quality testing and allocated overhead. Shipment and fulfillment costs include the costs of packaging, labeling, courier services and allocated overhead. Inventory is stated at the lower of cost or net realizable value, determined using weighted average cost. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. At the end of each reporting period, the Company performs an assessment of inventory and records write-downs for excess and obsolete inventories based on the Company's estimated forecast of product demand, production requirements, market conditions, regulatory environment, and spoilage. Actual inventory losses may differ from management's estimates and such differences could be material to the Company's balance sheets, statements of operations and comprehensive loss and statements of cash flows.

(c) Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and impairment losses, if any. Additions and improvements that materially increase the life of the assets are capitalized while maintenance and repairs are expensed as incurred. Significant expenditures, which extend the useful lives of assets or increase productivity are capitalized. When significant parts of one of our property and equipment have different useful lives, they are accounted for as separate items or components of property and equipment. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized in the consolidated statements of operations.

Depreciation is calculated on a straight-line basis over the following expected useful lives:

Land . . . . Not depreciated
Land improvements (in years) 5
Building (in years) . . . . 5 - 40
Equipment (in years) . . . . 5 - 7
Leasehold improvements . . . . Shorter of estimated useful life or remaining lease term
Construction in progress. . . . . Not depreciated

An assets residual value, useful life and depreciation method are reviewed at each reporting period with the effect of any changes in estimate accounted for on a prospective basis. Depreciation of property and equipment commences when the asset is available for use.

Construction in progress includes construction progress payments, deposits, engineering costs and other costs directly related to the construction of the facilities. Expenditures are capitalized during the construction period and construction in progress in transferred to the relevant class of property and equipment when the assets are available for use, at which point in time the depreciation of the asset commences.

Property and equipment acquired in a business combination is depreciated over the remaining useful life of the asset.

(d) Intangible assets

Intangible assets include licenses acquired as part of business combinations, asset acquisitions and other business transactions. The Company records intangible assets at cost, net of accumulated amortization and accumulated impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value on the acquisition date.

When there is no foreseeable limit on the period of time over which an intangible asset is expected to contribute to the cash flows of the Company, an intangible asset is determined to have an indefinite life. Indefinite life intangible assets are tested for impairment annually, or more frequently when events or circumstances indicate that impairment may have occurred. As part of the impairment evaluation, the Company may elect to perform an assessment of qualitative factors. If this qualitative assessment indicates that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying value, a quantitative impairment test is required to compare the fair value of the asset to its carrying value. If the carrying value of an individual indefinite-lived intangible asset exceeds its fair value, such individual indefinite-life intangible asset is impaired by the amount of the excess.

The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The Company's intangible assets have an indefinite life.

(e) Goodwill impairment test

In accordance with the accounting standards, an entity has the option first to assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not that goodwill or an indefinite-lived intangible asset is impaired. If after such assessment an entity concludes that the asset is not impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the asset using a quantitative impairment test, and if impaired, the associated assets must be written down to fair value. The quantitative impairment test for goodwill compares the fair value of a reporting unit with the carrying value of its net assets, including goodwill. If the fair value of the reporting unit is less than the carrying value of the reporting unit, an impairment charge would be recorded to the Company's operations, for the amount in which the carrying amount exceeds the reporting unit's fair value. The estimate of fair value requires the use of significant unobservable inputs, representative of a Level 3 fair value measurement. The Company determines fair values for each reporting unit using the income approach, when available and appropriate, the market approach, or a combination of both. The income approach involves forecasting projected financial information (such as revenue growth rates, profit margins, tax rates, working capital and capital expenditures) and selecting a discount rate that reflects the risk inherent in estimated future cash flows. Under the market approach, the fair value is based on observed market data. If multiple valuation methodologies are used, the results are weighted appropriately.

(f) Impairment of long-lived assets

The Company reviews long-lived assets, including property and equipment and definite life intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. In order to determine if assets have been impaired, assets are grouped and tested at the lowest level for which identifiable independent cash flows are available ("asset group"). When indicators of potential impairment are present the Company prepares a projected undiscounted cash flow analysis for the respective asset or asset group. If the sum of the undiscounted cash flows is less than the carrying value of the asset or asset group, an impairment loss is recognized equal to the excess of the carrying value over the fair value, if any. Fair value can be determined using a market approach, income approach or cost approach. The reversal of impairment losses is prohibited.

(g) Share-based compensation

The Company has an equity incentive plan which includes issuances of stock options and restricted share units ("RSUs"). From time to time, the Company also enters into share-based compensation agreements with non-employees. The accounting for these arrangements typically aligns with those of employees.

The Company measures and recognizes compensation expense for stock options and RSUs to employees and non-employees on a straight-line basis over the vesting period based on their grant date fair values. Prior to the adoption of ASU 2018 07 on January 1, 2019, the fair value of stock options to non-employees were re-measured at each reporting date until one of either of the counterparty's commitment to perform is established or until the performance is complete. After adopting ASU 2018-07 which made amendments to ASC Topic 718, Stock Compensation, an acquirer measures share-based compensation to non-employees in exchange for goods and services in the same manner as share-based payments to employees, using a fair-value based approach measured at the grant date. This guidance is followed if the acquirer considers the assets and goods to be used or consumed in its own operation. If not, the Company has elected to account for the equity interests issued in accordance with ASC 805, Business Combinations, based on the fair value of the equity interests issued.

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option pricing model. Determining the estimated fair value of at the grant date requires judgment in determining the appropriate valuation model and assumptions, including the fair value of shares on the grant date, risk-free rate, volatility rate, annual dividend yield and the expected term. The volatility rate is based on historical volatilities of public companies operating in a similar industry to the Company, as well as the Company's historical volatility. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on the Government of Canada Bond yields on the date of the option grant with a remaining term equal to the expected life of the options. The Company estimates the fair value of RSUs to be the closing market price of the Company's stock on the grant date.

For stock options granted, the Company uses the fair value of common stock at the date of grant. The Company does not estimate forfeiture rates when calculating compensation expense for stock options or RSUs. The Company records forfeitures as they occur.

Fully vested, non-forfeitable equity instruments issued to parties other than employees are measured on the date they are issued where there is no specific performance required by the grantee to retain those equity instruments. Share-based compensation transactions with non-employees are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Where fully vested, non-forfeitable equity instruments are granted to parties other than employees in exchange for notes or financing receivable, the note or receivable is presented in additional paid-in capital on the balance sheets.

(h) Reserved

(i) Revenue recognition

The Company earns revenue primarily from the sale of cannabis to eligible retail customers at the Company-owned dispensaries, in addition to the wholesale of cannabis products to dispensary locations. The Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the performance obligations.

(in United States Dollars)

In order to recognize revenue, the Company applies the following five (5) steps:

1) Identify the contract with the customer
2) Identify the performance obligation(s)
3) Determine the transaction price
4) Allocate the transaction price to the performance obligation(s)
5) Recognize revenue when/as performance obligation(s) are satisfied

Revenue is recognized when control of the promised goods or services, through performance obligations by the Company, is transferred to the customer in an amount that reflects the consideration it expects to be entitled to in exchange for the performance obligations. More specifically, wholesale revenues are recognized upon delivery and acceptance by wholesale customers. Retail revenues are recognized at the point of sale. Discounts are recorded at the time of revenue recognition. Returns were not material during the years ended December 31, 2025, and 2024, but are recognized when the customer is refunded. Revenues are presented net of discounts and returns. At one of the Company's entities, sales are made on consignment and revenue is not recognized until title passes upon delivery of the product by that distributor to their dispensary customers. Revenue on these sales is recognized upon shipment to the customer.

Sales taxes collected from customers are remitted to the appropriate taxing jurisdictions and are excluded from sales revenue as the Company considers itself a pass-through conduit for collecting and remitting sales taxes. Excise duties that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer are included in revenue. Freight revenues on all product sales, when applicable, are also recognized, on a consistent manner, at a point in time. The term between invoicing and when payment is due is not significant and the period between when the entity transfers the promised good or service to the customer and when the customer pays for that good or service is one year or less.

The following table represents the Company's disaggregated revenue by sales channel:

	December 31, 2025	December 31, 2024
Retail	**$ 92,960,702**	$102,413,526
Wholesale	**10,418,127**	13,995,440
Net revenues	**$103,378,829**	$116,408,966

Loyalty Points Reward Programs

The Company offers a loyalty reward program to its dispensary customers that allows its customers to earn discounts or free product rewards on future purchases. Loyalty points are earned when a qualifying purchase is made. When a customer attains a certain number of points, the customer can redeem the credits on future in-store purchases. Loyalty points expire at the sole discretion of the Company.

A portion of the revenue generated in a sale is allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed.

Deferred Income

Deferred income represents cash payments received in advance of the Company's transfer of control of products or services to its customers and generally consists of unearned revenue from the Company's loyalty programs. The Company's deferred income balances were $226,627 and $2,441,553 as of December 31, 2025 and 2024, respectively, and were recorded within accrued expenses in the consolidated balance sheets. During the years ended December 31, 2025 and 2024, the Company recognized $2,634,492 and $1,977,669, respectively, of net revenues from amounts recorded as deferred income. The deferred income balance as of December 31, 2025 is expected to be recognized as revenue within the next twelve months.

The Company determined that no provision for returns or refunds was necessary as at December 31, 2025 or 2024.

(j) Cost of Sales

Cost of sales represents costs directly related to manufacturing and distribution of the Company's products. Primary costs include raw materials, packaging, direct labor, overhead, shipping and handling, the depreciation of certain property, plant and equipment, and tariffs. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance, and property taxes. Cost of sales also includes inventory valuation adjustments. The Company recognizes the cost of sales as the associated revenues are recognized.

(k) Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and right-of-use liabilities (current and non-current) in the balance sheets. Finance lease ROU assets and ROU liabilities (current and non-current), if any, are included finance lease in the balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets are classified as a finance lease or an operating lease. A finance lease is a lease in which 1) ownership of the property transfers to the lessee by the end of the lease term; 2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise; 3) the lease is for a major part of the remaining economic life of the underlying asset; 4) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value; or 5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Company classifies a lease as an operating lease when it does not meet any one of these criteria.

ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the incremental borrowing rate is used based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The ROU assets also include any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

For finance leases, lease expenses are the sum of interest on the lease obligations and amortization of the ROU assets, resulting in a front-loaded expense pattern. ROU assets are amortized based on the lesser of the lease term and the useful life of the leased asset according to the property and equipment accounting policy. If ownership of the ROU assets transfers to the Company at the end of the lease term or if the Company is reasonably certain to exercise a purchase option, amortization is calculated using the estimated useful life of the leased asset, according to the property and equipment accounting policy. For operating leases, the lease expenses are generally recognized on a straight-line basis over the lease term and recorded to lease expenses or, in the case of leases directly related to the cultivation of cannabis, in cost of goods sold in the statements of operations and comprehensive loss.

The Company has elected to apply the practical expedient, for each class of underlying asset, except real estate leases, to not separate non-lease components from the associated lease components of the lessee's contract and account for both components as a single lease component.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Short-term leases include real estate and vehicles and are not significant in comparison to the Company's overall lease portfolio. The Company continues to recognize the lease payments associated with these leases as expenses on a straight-line basis over the lease term.

(l) Income taxes

Income taxes are comprised of current and deferred taxes. These taxes are accounted for using the asset and liability method of accounting for income taxes under ASC 740 *Income Taxes*. Deferred tax is recognized on the difference between the carrying amount of an asset or a liability, as reflected in the consolidated financial statements, and the

corresponding tax base used in the computation of income for tax purposes ("temporary difference") and measured using the enacted tax rates and laws as at the balance sheet date that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Management assesses the likelihood that a deferred tax asset will be realized, and a valuation allowance is provided to the extent that it is more likely than not that all or a portion of a deferred tax asset will not be realized. If it is subsequently determined that the Company will be able to realize deferred tax assets in excess of the net recorded amount, then the valuation allowance will be adjusted accordingly in the period in which this determination is made. Current tax is recognized in connection with income for tax purposes, unrecognized tax benefits and the recovery of tax paid in a prior period and measured using the enacted tax rates and laws applicable to the taxation period during which the income for tax purposes arose. An unrecognized tax benefit may arise in connection with a period that has not yet been reviewed by the relevant tax authority. A change in the recognition or measurement of an unrecognized tax benefit is reflected in the period during which the change occurs.

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes.

Interest and penalties in respect of income taxes are not recognized in the consolidated statement of operations and comprehensive loss as a component of income taxes but as a component of interest expense.

As the Company operates in the cannabis industry, it is subject to the limits of U.S. Internal Revenue Code ("IRC") Section 280E ("Section 280E") under which the Company is only allowed to deduct expenses directly related to the cost of producing the products or cost of production.

(m) Sales and marketing expenses

The Company expenses sales and marketing costs when incurred. Sales and marketing expense was $5,457,591 for the year ended December 31, 2025 (2024 - $5,805,721).

(n) Fair value measurements

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Fair value measurement for invested assets are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Levels 1, 2 or 3). The three levels are defined based on the observability of significant inputs to the measurement, as follows:

- Level 1: quoted prices (unadjusted) in active markets for identical or liabilities;

- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

- Level 3: one or more significant inputs used in a valuation technique are unobservable in determining fair values of the asset or liability

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of an asset or liability in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The carrying value of the Company's cash, restricted cash, accounts receivable, deposits, accounts payable, accrued expenses, and notes payable approximate their fair value due to their short-term nature.

The Company's prepaid expenses and other current assets, long lived assets, including property, plant and equipment, intangible assets and goodwill are measured at fair value when there is an indicator of impairment and are recorded at fair value only when an impairment charge is recognized.

(o) Loss per share

Basic net loss per share is computed by dividing reported net loss by the weighted average number of shares of common stock outstanding for the reported period. Diluted earnings per share reflects the potential dilution that could occur if

securities or other contracts to issue common stock were exercised or converted into common stock of the Company during the reporting period. Diluted earnings per share is computed by dividing net loss by the sum of the weighted average number of shares of common stock and the number of potentially dilutive common share equivalents outstanding during the period. Potential dilutive common share equivalents consist of the incremental common stock issuable upon the exercise of vested share options. When the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding options and warrants in the diluted loss per share calculation would be antidilutive.

(p) Reportable Segment Information

Management has determined that the Company functions as a single operating segment, and thus reports as a single reportable segment. This determination is based on rules prescribed by GAAP applied to the manner in which management operates the Company. In particular, management assessed the discrete financial information routinely reviewed by the Company's chief operating decision maker ("CODM"), its Co-Chief Executive Officers, to monitor the Company's operating performance and support decisions regarding allocation of resources to its operations.

Specifically, performance is continuously monitored at the consolidated level as the Company is engaged in essentially the same business, which consists of cultivation, production, and sale of cannabis products, either for medicinal-use and/or adult-use, depending on applicable state laws and regulations. The CODM evaluates the financial performance of the Company primarily by evaluating revenue (as disclosed on the consolidated statements of operations), adjusted EBITDA (a non-GAAP measure), and cash provided by operating activities (as disclosed on the consolidated statements of cash flows) to assess the Company's results and in the determination of allocating resources.

The CODM may use disaggregated revenue metrics to evaluate product pricing, store count, and customer retention, among other things. The significant expenses reviewed by the CODM are cost of goods sold, sales and marketing expenses, and general and administrative expenses as presented on the consolidated statements of operations.

As at December 31, 2025 and 2024, all of the Company's assets were located in the United States and 100% of the Company's revenue was generated in the United States.

(q) Critical accounting estimates and judgements

The preparation of consolidated financial statements in conformity with GAAP requires the Company's management to make judgements, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may differ from those estimates. Estimates and judgements are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable.

Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Financial statement areas that require significant judgments are as follows:

Estimated useful lives and depreciation of property and equipment, right-of-use assets

Depreciation and amortization of property and equipment, right-of-use assets and intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. Impairment of definite long-lived assets is influenced by judgment in defining a an asset group and determining the indicators of impairment, and estimates used to measure impairment losses. Refer to Notes 6, 7 and 8 for further information.

Leases

The Company applies judgement in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease.

The Company determines the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The lease term is used

(in United States Dollars)

in determining classification between operating lease and finance lease, calculating the lease liability and determining the incremental borrowing rate. The Company has several lease contracts that include extension and termination options. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date of the lease, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

The Company is required to discount lease payments using the rate implicit in the lease if that rate is readily available. If that rate cannot be readily determined, the lessee is required to use its incremental borrowing rate. The Company generally uses the incremental borrowing rate when initially recording real estate leases. Information from the lessor regarding the fair value of underlying assets and initial direct costs incurred by the lessor related to the leased assets is not available. The Company determines the incremental borrowing rate as the interest rate the Company would pay to borrow over a similar term the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Asset Impairment

The Company evaluates the recoverability of long-lived assets, including property, plant and equipment, ROU assets, goodwill and other identifiable intangible assets, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. The Company performs impairment tests of indefinite-lived intangible assets on an annual basis or more frequently in certain circumstances. Factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business, a significant decrease in the market value of the assets or significant negative industry or economic trends. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the indicators, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the carrying value of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset's carrying value over its fair value. The fair value of the long-lived assets included in an impaired asset group may be determined using an income, market, or cost approach, or a combination thereof. The income approach utilizes assumptions including management's best estimates of the expected future cash flows and the estimated useful life of the asset group. The cost approach utilizes assumptions for the current replacement costs of similar assets adjusted for estimated depreciation and deterioration of the existing equipment and economic obsolescence. The market approach requires the use of judgment in evaluating market comparable assets. Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. The fair value measurements for the asset group fair values represent Level 3 measurements.

During the year ended December 31, 2025 the Company recorded a full impairment charge of $12,422,802 associated with property, plant and equipment, and ROU assets for its Las Vegas, Nevada cultivation facility as the fair value of these assets based on management's expected future cash flows equal $0.

During the year ended December 31, 2025 the Company recorded an impairment charge of $17,421,425 associated with property, plant and equipment, and the cultivation license for its Coalinga, California cultivation facility as the fair value of these assets based on management's expected future cash flows equaled $3,000,000, which was reclassified to assets held for sale.

During the year ended December 31, 2024 the Company recorded a full impairment charge of $17,118,954 associated with property, plant and equipment, ROU assets and the retail license for its Orange County, California dispensary as the fair value of these assets based on management's expected future cash flows equal $0.

During the year ended December 31, 2024 the Company recorded a full impairment charge of $1,763,901 associated with property, plant and equipment and ROU assets related to its cultivation facility in Beatty Nevada. Due the expected closure of this facility, management's expected future cash flows equal $0.

(in United States Dollars)

During the year ended December 31, 2024 the Company recorded an impairment charge of $2,393,087 associated with property plant and equipment related to an abandoned cultivation project in Florida. The fair value of these assets was determined to be $400,000 based on management's expected future cash flows.

Deferred tax assets and uncertain tax positions

The Company recognizes deferred tax assets and liabilities based on the differences between the consolidated financial statement carrying amounts and the respective tax bases of its assets and liabilities. The Company measures deferred tax assets and liabilities using current enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse. The Company routinely evaluates the likelihood of realizing the benefit of its deferred tax assets and may record a valuation allowance if, based on all available evidence, it determines that some portion of the tax benefit will not be realized.

In evaluating the ability to recover deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of operations. In projecting future taxable income, the Company considers historical results and incorporates assumptions about the amount of future pretax operating income adjusted for items that do not have tax consequences. The Company's assumptions regarding future taxable income are consistent with the plans and estimates that are used to manage its underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income (loss). The income tax expense, deferred tax assets and liabilities and liabilities for unrecognized tax benefits reflect the Company's best assessment of estimated current and future taxes to be paid. Deferred tax asset valuation allowances and liabilities for unrecognized tax benefits require significant judgment regarding applicable statutes and their related interpretation, the status of various income tax audits and the Company's particular facts and circumstances. Although the Company believes that the judgments and estimates discussed herein are reasonable, actual results, including forecasted COVID-19 business recovery, could differ, and the Company may be exposed to losses or gains that could be material. To the extent the Company prevails in matters for which a liability has been established or is required to pay amounts in excess of the established liability, the effective income tax rate in a given financial statement period could be materially affected.

Key estimates in these consolidated financial statements include:

Share-based compensation

The Company uses the Black-Scholes valuation model to determine the fair value of options and warrants granted to employees and non-employees under share-based payment arrangements, where appropriate. In estimating fair value, management is required to make certain assumptions and estimates such as the expected term of the instrument, volatility of the Company's future share price, risk free rates, future dividend yields and estimated forfeitures at the initial grant date, by reference to the underlying terms of the instrument, and the Company's experience with similar instruments. Changes in assumptions used to estimate fair value could result in materially different results. Refer to Note 12 for further information.

Valuation of inventory

Inventory is comprised of raw materials, work-in-progress and finished goods. Cannabis and hemp costs include expenditures directly related to the manufacturing process as well as suitable portions of related production overheads, based on normal operating capacity. At the end of each reporting period, the Company performs an assessment of inventory and records inventory valuation adjustments for excess and obsolete inventories based on the estimated forecast of product demand, production requirements, market conditions, regulatory environment, and spoilage. A reserve is estimated to ensure the inventory balance at the end of the year reflects the estimates of product the Company expects to sell in the next year. Changes in the regulatory structure, lack of retail distribution locations or lack of consumer demand could result in future inventory reserves.

(r) Accounting standards update

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements ("ASU 2025-11"). ASU 2025-11 makes targeted, narrow-scope improvements to the interim reporting guidance in ASC 270

(in United States Dollars)

to clarify the timing and consistency of recognition and measurement in quarterly financial statements. The amendments address specific areas where existing guidance led to uncertainty about whether certain costs, adjustments or changes in estimates should be recognized in an interim period or allocated over an annual period. The amendments in ASU 2025-11 do not introduce new accounting concepts but improves consistency, reduces diversity in practice and enhances comparability across interim reporting periods. ASU 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim reporting periods within those fiscal years, and can be applied on either a prospective or modified retrospective basis. Early adoption is permitted. The Company does not anticipate ASU 2025-11 will have a material impact on its consolidated financial statements upon adoption.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Scope Refinements (“ASU 2025-07”). ASU 2025-07 was issued to clarify the application of derivative accounting to certain contracts and refine the guidance for share-based noncash consideration received from customers. The amendments introduce a scope exception for contracts that are not exchange-traded and whose underlying is tied to operations or activities specific to one party. Additionally, ASU 2025-07 clarifies that share-based noncash consideration from a customer should initially be accounted for under Topic 606 until the right to receive or retain such consideration becomes unconditional, at which point financial instruments guidance may apply. ASU 2025-07 is effective for fiscal years beginning after December 15, 2026, including interim reporting periods within those fiscal years, and can be applied on either a prospective or modified retrospective basis. Early adoption is permitted. The Company does not anticipate any impact of ASU 2025-07 to the Company and its consolidated financial statements upon adoption.

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software: Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 was issued to modernize and clarify the accounting for internal-use software, addressing stakeholder concerns that the existing guidance was outdated and based on traditional waterfall development methods that no longer reflect current software development practices, including agile methodologies. The amendments in ASU 2025-06 eliminate references to prescriptive “project stages” and introduce a clearer capitalization threshold, requiring capitalization of software costs once (i) management has authorized and committed funding to the project and (ii) it is probable the software will be completed and used as intended. Entities must also assess whether significant uncertainty exists in the development process when applying this threshold. ASU 2025-06 is effective for all entities for annual reporting periods beginning after December 15, 2027, and can be applied on a prospective, modified retrospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-06 to the Company and its consolidated financial statements upon adoption.

In August 2025, the FASB issued ASU 2025-05, Financial Instruments-Credit Losses: Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 was issued to simplify and improve the measurement of credit losses for accounts receivable and contract assets. The amendments in ASU 2025-05 respond to stakeholder concerns regarding the cost and complexity of applying the current expected credit loss model, particularly for assets collected shortly after the balance sheet date. ASU 2025-05 introduces an optional practical expedient allowing all entities to assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, including interim reporting periods within those annual reporting periods, and must be applied prospectively. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-05 to the Company and its consolidated financial statements upon adoption.

In May 2025, the FASB issued ASU 2025-04, Compensation-Stock Compensation and Revenue from Contracts with Customers (“ASU 2025-04”). ASU 2025-04 revises FASB’s Master Glossary definition of the term performance condition for share-based consideration payable to a customer. The revised definition incorporates conditions (such as vesting conditions) that explicitly include volume or monetary amount of a customer’s purchases of goods or services from the grantor.

In addition, the amendments in ASU 2025-04, eliminate the policy election permitting a grantor to account for forfeitures as they occur; and clarify that share-based consideration encompasses the same instruments as share-based

payment arrangements, but the grantee does not need to be a supplier of goods or services to the grantor and clarify that a grantor is required to assess the probability that an award will vest using only the guidance in ASC 718, Compensation--Stock Compensation. Revenue recognition will no longer be delayed when an entity grants awards that are not expected to vest.

ASU 2025-04 is effective for all entities for annual reporting periods, including interim reporting periods within those annual reporting periods, beginning after December 15, 2026 and can be applied on a modified retrospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-04 to the Company and its consolidated financial statements upon adoption. As of December 31, 2025, the Company has no customer contracts or transactions within the scope of this amendment.

In May 2025, the FASB issued ASU 2025-03, Business Combinations and Consolidation: Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity ("ASU 2025-03"). ASU 2025-03 replaces the requirement that the primary beneficiary always is the acquirer with an assessment that requires an entity to consider the factors to determine which entity is the accounting acquirer. Upon adoption, in an acquisition transaction effected primarily by exchanging of equity interests when the legal acquiree is a VIE that meets the definition of a business, the Company will be required to consider the factors in paragraphs ASC 805-10-55-12 through 55-15 to determine if it is the accounting acquirer. Specifically, under ASU 2025-03, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a VIE. ASU 2025-03 is effective for all entities for annual reporting periods, including interim reporting periods within those annual reporting periods, beginning after December 15, 2026 and must be applied on a prospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-03 to the Company and its consolidated financial statements upon adoption.

In January 2025, the FASB issued ASU 2025-01, Reporting Comprehensive Income - Expense Disaggregation Disclosures, which clarifies the effective dates of ASU 2024-03. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Company's annual reporting ends December 31, so ASU 2025-01 has no impact on the Company or its consolidated financial statements.

(s) Reserved

(t) Asset held for sale

The Company classifies its long-lived assets and related liabilities to be sold as held for sale in the period (i) it has approved and committed to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Company initially measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset until the date of sale. Upon designation as an asset held for sale, the Company no longer records depreciation expense on the asset. The Company assesses the fair value of a long-lived asset less any costs to sell at each reporting period and until the asset is no longer classified as held for sale.

(in United States Dollars)

4. Inventory

Finished goods inventory consists of dried cannabis, concentrates, edibles, and other products that are complete and available for sale (both internally generated inventory and third-party products purchased in the wholesale market). Work in process inventory consists of cannabis after harvest, in the processing stage. Packaging and miscellaneous consist of consumables for use in the transformation of biological assets and other inventory used in production of finished goods, non-cannabis merchandise and food and beverage items. The Company's inventory is comprised of:

	December 31, 2025	December 31, 2024
Raw materials	**$ 6,853,816**	$ 9,768,295
Packaging and miscellaneous	**1,536,003**	1,949,621
Work in progress	**3,976,567**	6,406,679
Finished goods	**5,772,008**	4,697,399
	$18,138,394	$22,821,994

Cost of Inventory is recognized as an expense when sold and included in cost of goods sold. During the year ended December 31, 2025, the Company recognized $63,099,741 (2024 - $60,298,520) of inventory expensed to cost of goods sold.

5. Prepaid expenses and other current assets

	December 31, 2025	December 31, 2024
Security deposits	**$ 27,318**	$ 122,839
Advertising and Marketing	**—**	259,113
Prepaid rent	**963,655**	965,043
Insurance	**433,720**	414,570
License fees	**417,304**	1,211,694
Miscellaneous	**817,059**	1,595,557
	$2,659,056	$4,568,816

6. Property, plant and equipment

	Land and Improvements	Buildings	Equipment	Leasehold Improvements	Construction in Progress	Total
Gross carrying amount						
At December 31, 2023	**6,691,107**	**17,639,365**	**13,843,385**	**64,551,017**	**5,583,614**	**108,308,488**
Additions	—	1,140,477	3,455,096	8,350,496	8,412,972	21,359,041
Transfers	—	26,786	1,157,443	7,392,523	(8,576,752)	—
Asset Impairments	(625,146)	(1,718,076)	(1,321,587)	(14,940,679)	(2,398,087)	(21,003,575)
Disposals	—	—	(93,206)	—	(62,960)	(156,166)
At December 31, 2024	**6,065,961**	**17,088,552**	**17,041,131**	**65,353,357**	**2,958,787**	**108,507,788**
Additions	—	11,263	814,212	1,968,642	3,732,581	6,526,698
Transfers	—	—	455,941	2,921,724	(3,377,665)	—
Reclassified to Assets Held for Sale		(3,000,000)				(3,000,000)
Asset Impairments	(2,466,944)	(9,314,402)	(3,343,753)	(11,092,756)	—	(26,217,855)
Disposals	(3,311,050)		(149,104)	(212,440)	(400,000)	(4,072,594)
At December 31, 2025	**$ 287,967**	**$ 4,785,413**	**$14,818,427**	**$ 58,938,527**	**$ 2,913,703**	**$ 81,744,037**

PLANET 13 HOLDINGS INC.
Notes to the Consolidated Financial Statements
(in United States Dollars)

	Land and Improvements	Buildings	Equipment	Leasehold Improvements	Construction in Progress	Total
Depreciation						
At December 31, 2023	262,259	914,436	8,803,434	30,776,662	—	40,756,791
Additions	22,184	782,287	2,583,428	10,026,791	—	13,414,690
Asset Impairments	(255,971)	(374,751)	(1,118,722)	(7,369,068)	—	(9,118,512)
Transfers & disposals	—	—	(56,604)	—	—	(56,604)
At December 31, 2024	28,472	1,321,972	10,211,536	33,434,385	—	44,996,365
Additions	15,306	686,630	2,375,684	8,321,634	—	11,399,254
Asset Impairments	(24,074)	(1,098,407)	(2,516,046)	(4,998,803)	—	(8,637,330)
Transfers & disposals	—	—	(104,915)	(31,015)	—	(135,930)
At December 31, 2025	$ 19,704	$ 910,195	$ 9,966,259	$36,726,201	$ —	$47,622,359
Carrying amount						
At December 31, 2024	$6,037,489	$15,766,580	$ 6,829,595	$31,918,972	$2,958,787	$63,511,423
At December 31, 2025	$ 268,263	$ 3,875,218	$ 4,852,168	$22,212,326	$2,913,703	$34,121,678

For the year ended December 31, 2025 depreciation expense was $11,399,254 (2024 - $13,414,690) of which $4,351,016 (2024 - $4,553,769) was included in cost of goods sold.

During the year ended December 31, 2025 the Company transferred $3,377,665 (2024 - $8,576,752) of costs from Construction in Progress to Leasehold Improvements, Buildings, Equipment and Land Improvements upon completion of the related projects.

During the year ended December 31, 2025 the Company disposed of various property and equipment for proceeds of $9,101,339 (2024 - $21,000) resulting in a net loss of $2,423,653 (2024 - net loss of $78,563).

During the year ended December 31, 2025 the Company recorded a full impairment charge of $6,609,590 associated with property, plant and equipment, for its Las Vegas, Nevada cultivation facility as the fair value of these assets based on management's expected future cash flows equal $0.

During the year ended December 31, 2025 the Company recorded an impairment charge of $10,970,935 associated with property, plant and equipment, for its Coalinga, California cultivation facility as the fair value of these assets based on management's expected future cash flows equaled $3,000,000. These assets were reclassified as held for sale and subsequently sold for $2,734,319 resulting in a loss on sale of assets of $265,681.

During the year ended December 31, 2024 the Company recorded a full impairment charge of $7,752,871 associated with property, plant and equipment, for its Orange County, California dispensary as the fair value of these assets based on management's expected future cash flows equal $0.

During the year ended December 31, 2024 the Company recorded a full impairment charge of $1,739,105 associated with property, plant and equipment related to its cultivation facility in Beatty Nevada. Due the expected closure of this facility, management's expected future cash flows equal $0.

During the year ended December 31, 2024 the Company recorded an impairment charge of $2,393,087 associated with property, plant and equipment related to building materials for its cultivation facility in Summerfield, Florida. Due the abandonment of this project, the fair value of these building materials is $400,000 based on management's estimation of future cash flows.

(in United States Dollars)

7. Intangible assets and goodwill

	Retail Dispensary Santa Ana	Retail Dispensary Clark County	Cultivation and Production Clark County	Master License Florida	Illinois License	Cultivation Coalinga CA Other Intangibles	Florida MMTC License-VidaCann	VidaCann Goodwill	Other	Total
Gross carrying amount										
Balance, December 31, 2023	$ 6,151,343	$690,000	$709,798	$—	$1,812,656	$ 5,860,000	$ —	$ —	$30,000	$15,253,797
Additions	—	—	—	—	—	—	9,000,000	30,661,477	—	39,661,477
Impairment loss	(6,151,343)	—	—	—	—	—	—	—	—	(6,151,343)
Balance at December 31, 2024	**$ —**	**$690,000**	**$709,798**	**$—**	**$1,812,656**	**$ 5,860,000**	**$9,000,000**	**$30,661,477**	**$30,000**	**$48,763,931**
Additions	—	—	—	—	—	—	—	—	—	—
Impairment loss	—	—	—	—	—	(5,860,000)	—	—	—	(5,860,000)
Balance at December 31, 2025	**$ —**	**$690,000**	**$709,798**	**$—**	**$1,812,656**	**$ —**	**$9,000,000**	**$30,661,477**	**$30,000**	**$42,903,931**

During the year ended December 31, 2025 the Company recorded a full impairment charge of $5,860,000 associated with the licenses, for its Coalinga, California cultivation facility as the fair value of these licenses based on management's expected future cash flows equal $0.

During the year ended December 31, 2024 the Company recorded a full impairment charge of $6,151,343 associated with the licenses, for its Orange County, California dispensary as the fair value of these licenses based on management's expected future cash flows equal $0.

VidaCann Acquisition

On August 28, 2023, the Company entered into a Membership Interest Purchase Agreement ("**Purchase Agreement**") with VidaCann, LLC ("**VidaCann**"), Loop's Dispensaries, LLC ("**Dispensaries**"), Ray of Hope 4 Florida, LLC ("**Ray of Hope**") and Loops Nursery & Greenhouses, Inc. ("**Nursery**" and together with Dispensaries and Ray of Hope, the ("**Sellers**"), David Loop ("**Loop**") and Mark Ascik (together with Loop, the "**Indemnifying Members**") and Loop, solely in his capacity as Seller Representative, pursuant to which, upon the terms and subject to the conditions set forth therein, the Company would acquire from the Sellers all of the membership interests in VidaCann (the "**Transaction**").

On May 9, 2024, the Company acquired 100% ownership interest of VidaCann, LLC. ("**VidaCann**") and accounted for the transaction as a business combination acquisition pursuant to ASC 805.

VidaCann was established in 2003 and was formed for the purpose of cultivating and selling cannabis products in the state of Florida, where it owns and operates a cultivation and manufacturing facility. The Company executed the VidaCann transaction in order to expedite its entrance into the attractive Florida cannabis market with an existing customer base and operational cultivation and manufacturing facilities.

Pursuant to the Purchase Agreement, the Company acquired VidaCann from the Sellers for agreed consideration at closing of the Transaction (the "**Closing**") equal to the sum of: (i) 80,564,554 shares of common stock of the Company (the "**Base Share Consideration**"), plus 1,307,698 shares with a fair value of $750,000 that were issued to VidaCann's industry advisor (the "**VC Advisor**") as acquisition-related costs; (ii) a cash payment of US$4,000,000 (the "Closing Cash Payment"); and (iii) promissory notes issued by the Company to the Sellers in the aggregate principal amount of US$5,000,000, with each of the above components subject to adjustments as set out in the Purchase Agreement. Based on the closing price of the Company's common shares of (CAD$0.9100) US$0.6647 on May 9, 2024 on the Canadian Securities Exchange (the "**CSE**") (based on the Bank of Canada CAD to USD exchange rate on May 9, 2024 of CAD$1.00=US$0.7304), the total consideration was valued at $50,755,443. As contemplated by the definitive agreement, VidaCann continued to have US$3 million of bank indebtedness and US$1.5 million of related party notes to former VidaCann managers at the time of closing, which were assumed by the Company. The Seller of the majority

(in United States Dollars)

interest in VidaCann also has the right to nominate a director to the Company's board of directors effective the next business day following the Company's 2024 annual meeting of stockholders in June. The Seller has selected David Loop, the former Chief Executive Officer of VidaCann, as its board nominee.

The VidaCann acquisition was deemed to be a business combination under ASC 805. The following table summarizes the allocation of consideration exchanged to the estimated fair value of the tangible and intangible assets acquired:

Consideration paid:	
Cash	$ 4,000,000
Issuance of 80,564,554 Common Shares	42,123,314
Note Payable to Former VidaCann Shareholders	4,632,129
	$ 50,755,443
Fair value of net assets acquired:	
Cash	$ 911,715
Inventory	7,375,225
Prepaids and other assets	1,869,222
Property, plant and equipment	9,080,072
ROU Assets	21,371,614
Intangible assets	9,000,000
Goodwill	30,661,477
ROU Liabilities	(21,371,614)
Notes Payable	(4,010,582)
Accounts Payable and Accrued Liabilities	(4,131,686)
	$ 50,755,443

The purchase price allocations for the VidaCann transaction reflect various fair value estimates and analyses relating to the determination of fair value of certain tangible and intangible assets acquired and residual goodwill. The Company determined the estimated fair value of the acquired working capital, and identifiable intangible assets and goodwill after review and consideration of relevant information including market data and management's estimates. The estimated fair value of acquired working capital was determined to approximate carrying value.

The goodwill arising from the VidaCann transaction consists of expected synergies from combining operations of the Company and VidaCann, and intangible assets not qualifying for separate recognition such as formulations, proprietary technologies and acquired know-how. None of the goodwill is deductible for tax purposes. VidaCann's state cannabis license represented an identifiable intangible asset acquired in the amount of $9,000,000. The VidaCann cannabis license acquired has an indefinite life and as such will not be subject to amortization.

In connection with the VidaCann transaction, the Company expensed $1,020,563 of acquisition-related costs, which have been included in general and administrative expenses on the Company's consolidated statement of operations and comprehensive loss for the year ended December 31, 2024, and $909,363 for the year ended December 31, 2023. VidaCann contributed revenue, net of discounts, gross profit and net loss of $26,890,356, $14,668,773 and ($1,878,533) included in the Company's Consolidated Comprehensive Net Income (loss) in the year ended December 31, 2024.

The following table reflects the revenue, gross profit and comprehensive loss that would have been reported if the acquisition had occurred at the beginning of the year ended December 31, 2023.

	For the Year Ended December 31, 2023		
	As Reported	**VidaCann**	**Pro Forma**
Revenue, net of discounts	$ 98,505,170	$34,263,343	$132,768,513
Gross Profit	44,823,144	12,574,426	57,397,570
Comprehensive Income (loss) for the year	(73,608,758)	1,502,402	(72,106,356)

(in United States Dollars)

Florida License

On January 22, 2024, the Company entered into a definitive agreement to sell its Planet 13 Florida, Inc. entity for $9,000,000 which, at the time of sale held no assets other than a Florida medical marijuana treatment center ("MMTC") license. The value of the Florida license at December 31, 2023 was less than the carrying amount of the license. Consequently, the Company recorded an impairment charge of $46,846,866 against the carrying value of its Florida MMTC license. The impairment loss is reflected in the statement of operations and comprehensive loss under the caption "Impairment Loss." During the fourth quarter of 2023, the Company committed to a plan to sell its Florida license. Accordingly, the license held by the Company's Florida subsidiary was presented as an asset held for sale on the consolidated balance sheet as of December 31, 2023. The sale of Planet 13 Florida, Inc. was completed on May 6, 2024. Transaction costs incurred for the sale of the license equaled $762,091.

8. Leases

The Company's lease agreements are for cultivation, manufacturing, retail, and office premises and for vehicles. The property lease terms range between 5 years and 24 years depending on the facility and are subject to an average of 2 renewal periods of equal length as the original lease. Certain leases include escalation clauses or payment of executory costs such as property taxes, utilities, or insurance and maintenance. Rent expense for leases with escalation clauses is accounted for on a straight-line basis over the lease term. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table provides the components of lease cost recognized in the consolidated statement of operations and comprehensive loss for 2025 and 2024:

	December 31, 2025	December 31, 2024
Operating lease costs	**$9,116,064**	$7,773,169
Short term lease expense	**449,079**	330,004
Total lease costs	**$9,565,143**	$8,103,173

Other information related to operating and finance leases as of and for the year end December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
	Operating Lease	Operating Lease
Weighted average discount rate	**15.00%**	15.00%
Weighted average remaining lease term	**7.72**	7.90

The maturity of the contractual undiscounted lease liabilities as of December 31, 2025 and 2024 is:

	2025 Operating Lease	2024 Operating Lease
2025	**$ —**	$ 8,682,145
2026	**7,779,306**	8,750,185
2027	**7,973,556**	8,805,324
2028	**8,050,719**	8,934,274
2029	**8,106,646**	8,858,495
2030	**8,067,339**	8,109,104
2031	**7,917,963**	—
Thereafter	**61,532,548**	67,931,257
Total undiscounted lease liabilities	**109,428,077**	120,070,784
Interest on lease liabilities	**(64,829,069)**	(71,803,530)
Total present value of minimum lease payments	**44,599,008**	48,267,254
Lease liability - current portion	**(1,385,566)**	(1,818,588)
Lease liability	**$ 43,213,442**	$ 46,448,666

(in United States Dollars)

All leases relate to real estate.

For the year ended December 31, 2025 the Company incurred $9,116,064 of operating lease costs (2024 - $7,773,169), of which $3,991,265 (2024 - $3,275,515) was allocated to cost of goods sold and inventory.

During the year ended December 31, 2025 the Company recorded a full impairment charge of $5,813,212 associated with ROU assets related to its Las Vegas, Nevada cultivation facility as the fair value of these assets based on management's expected future cash flows equal $0.

During the year ended December 31, 2025 the Company recorded a full impairment charge of $590,491 associated with ROU assets related to a warehouse space in Coalinga, California as the fair value of these assets based on management's expected future cash flows equal $0.

During the year ended December 31, 2024 the Company recorded a full impairment charge of $3,214,740 associated with ROU assets related to its Orange County, California dispensary as the fair value of these assets based on management's expected future cash flows equal $0.

During the year ended December 31, 2024 the Company recorded a full impairment charge of $24,796 associated with ROU assets related to its cultivation facility in Beatty Nevada. Due the expected closure of this facility, management's expected future cash flows equal $0.

See Note 16 for additional supplemental cash flow information related to leases.

9. Notes payable

	December 31, 2025	December 31, 2024	Stated Interest Rate	Effective Interest Rate	Maturity Date
Promissory note dated November 4, 2015, with semi-annual interest at 5.0%, secured by deed of trust, due December 1, 2019	—	884,000	5.0%[(1)]	5.0%	12/1/2019
Promissory Note to Former VidaCann Shareholders, unsecured with interest accrued at 5.0%, maturity date April 1, 2025	—	4,869,695	5.0%[(2)]	15.0%	4/1/2025
Promissory Note to La Fayette State Bank, unsecured with interest paid monthly at 10%, maturity date February 20, 2025	—	2,927,989	10.0%[(3)]	15.0%	2/20/2025
Promissory Note to VidaCann former managers, unsecured with interest paid monthly at 7.5%, maturity date May 6, 2029	**1,234,353**	1,177,722	7.5%[(4)]	15.0%	5/6/2029
Revolving Line of Credit, cash secured with monthly interest paid at an annual rate of 5.65%	**9,750,000**	—	5.65%[(5)]	5.65%	6/30/2026
	$10,984,353	$ 9,859,406			
Less current portion	**(9,750,000)**	(8,681,684)			
	$ 1,234,353	$ 1,177,722			
Stated maturities of debt obligations are as follows:					
2024	**$ —**	$ —			
2025	**—**	8,681,684			
2026	**9,750,000**	—			
2027	**—**	—			
2028	**—**	—			
2029	**1,234,353**	1,177,722			
Total	**$10,984,353**	$ 9,859,406			

(1) The Promisory note dated November 4, 2015 had a face value of $884,000. The Company settled with the note holder for a parcel of land secured by the note in exchange for cancellation of the note in full and relief of all accrued interest. Total interest expense including accrued interest for the year ended December 31, 2025 equaled $0 (2024 - $44,200).

(2)   The Promisory note to former VidaCann Shareholders had a face value of $5,000,000. The Company determined a fair value of $4,632,129 at the May 9, 2024 acquisition date using a 15% estimated borrowing rate. Total interest expense including accrued interest and amortization of the note discount for the year ended December 31, 2025 equaled $213,182 (2024 - $378,662). This note was paid in full on April 1, 2025.

(3)   The Promisory note to Lafayette State Bank had a face value of $2,947,632. The Company determined a fair value of $2,862,159 at the May 9, 2024 acquisition date using a 15% estimated borrowing rate. Total interest expense including paid and accrued interest and amortization of the note discount for the year ended December 31, 2025 equaled $84,327 (2024 - $260,658). This note was paid in full on February 11, 2025.

(4)   The Promisory note to VidaCann former managers had a face value of $1,500,000. The Company determined a fair value of $1,148,423 at the May 9, 2024 acquisition date using a 15% estimated borrowing rate. Total interest expense including paid interest and amortization of the note discount for the year ended December 31, 2025 equaled $169,119 (2024 - $98,339).

(5)   The Company entered into a cash secured line of credit up to $9,750,000, effective June 13, 2024, with no other collateral securing the credit line (the "revolving line of credit"). The revolving line of credit contains no financial, or other incurrence-based covenants or no material maintenance covenants. The revolving line of credit balance at December 31, 2025 equaled $9,750,000 (2024 - $0). Total interest expense for the year ended December 31, 2025 equaled $434,442 (2024 - $0).

10. Share capital

The Company is authorized to issue 1,500,000,000 shares of common stock and 50,000,000 shares of preferred stock.

		Common Stock	
		December 31, 2025	December 31, 2024
Common Stock			
Balance at January 1		**325,163,800**	223,317,270
Shares issued on settlement of RSUs	i.	**507,000**	1,224,278
Shares issued on public offering	ii.	**—**	18,750,000
Shares issued on VidaCann acquisition	iii.	**—**	80,564,554
Finders shares issued on VidaCann acquisition	iv.	**—**	1,307,698
Total shares of common stock outstanding on December 31		**325,670,800**	325,163,800

i. Shares issued for Restricted Share Units

During the year ended December 31, 2025, 23,930,635 restricted stock units (**"RSU"**) were awarded under the Planet 13 Holdings Inc 2023 Equity incentive plan (as amended from time to time, the **"2023 Equity Plan"**). 507,000 of these RSUs vested and were issued, 1,780,931 RSUs were forfeited and cancelled. The Company did not receive any cash proceeds on the settlement of the RSUs.

During the year ended December 31, 2024, 485,185 RSUs were awarded under the 2023 Equity Plan. 185,185 of these RSUs vested (of which 83,333 RSUs were surrendered in exchange for tax withholding payments), 1,224,278 of vested RSUs were settled and no RSUs were cancelled. The Company did not receive any cash proceeds on the settlement of the RSUs.

ii. Shares issued on public offering

On March 7, 2024, the Company issued and sold 18,750,000 units of the Company (the "Units") at a public offering price of $0.60 per unit (the "Offering"). Each Unit consisted of one share (each, a "Share") of common stock, no par value, of the Company ("Common Stock") and one warrant. Each warrant (a "Warrant") entitles the holder to purchase one share of Common Stock for a period of 5 years following the closing date of the Offering at an exercise price of US$0.77, subject to adjustments in certain events. Total gross proceeds to the Company were approximately US$11.3 million.

iii. Shares issued on VidaCann acquisition

On May 9, 2024, the Company issued 80,564,554 shares of common stock of Planet 13 (the **"Share Consideration"**); see note 7 above for details of the transaction.

iv. Finders shares issued on VidaCann acquisition

On May 9, 2024, the Company issued 1,307,698 shares of common stock of Planet 13 in finders shares related to the VidaCann acquisition; see note 7 above for details of the transaction.

PLANET 13 HOLDINGS INC.
Notes to the Consolidated Financial Statements
(in United States Dollars)

11. Warrants

The following table summarizes the number of warrants outstanding at December 31, 2025 and 2024:

	December 31, 2025	Weighted Average Exercise Price - USD	December 31, 2024	Weighted Average Exercise Price - USD
Balance - beginning of year	18,750,000	$0.77	—	$ —
Exercised	—	$ —	—	$ —
Issued	—	$ —	18,750,000	$0.77
Expired	—	$ —	—	$ —
Balance - end of year	18,750,000	$0.77	18,750,000	$0.77

On March 7, 2024, the Company issued and sold 18,750,000 units of the Company (the "Units") at a public offering price of $0.60 per unit (the "Offering"). Each Unit consisted of one share (each, a "Share") of common stock, no par value, of the Company ("Common Stock") and one warrant. Each warrant (a "Warrant") entitles the holder to purchase one share of Common Stock for a period of 5 years following the closing date of the Offering at an exercise price of US$0.77, subject to adjustments in certain events. The warrants expire on March 7, 2029.

12. Share based compensation

At the 2023 Annual General and Special Meeting, the shareholders of Planet 13 voted to approve and adopt the 2023 Equity Plan, which was contingent upon the completion of the Company's domestication, and became effective on September 15, 2023. As of September 15, 2023, the Company may not grant any new awards under the Planet 13 Holdings Inc. 2018 Stock Option Plan and Planet 13 Holdings Inc. 2018 Share Unit Plan (collectively, the **"Prior Plans"**), and the Prior Plans will continue to govern awards previously granted under them.

On July 22, 2025, the Company authorized an additional 10,000,000 reserve shares for a total of 32,000,000 shares of Common Stock available for grants under the 2023 Equity Plan and all other security based compensation arrangements of the Company, including the Prior Plans (the **"Total Share Reserve"**). As of December 31, 2025, after taking into account the 23,930,635 RSUs granted in the year ended December 31, 2025, a maximum number of 5,657,319 shares of Common Stock are available for issuance under the 2023 Equity Plan, subject to adjustment pursuant to the terms of the 2023 Equity Plan.

(a) Stock options

During the years ended December 31, 2025 and 2024

No incentive stock options were granted during the years ended December 31, 2025 and 2024

The following table summarizes information about stock options outstanding at December 31, 2025 and 2024:

Expiry Date	Exercise price CAD$	December 31, 2025 Outstanding	December 31, 2025 Exercisable	December 31, 2024 Outstanding	December 31, 2024 Exercisable
February 27, 2025	$1.31	—	—	51,525	51,525
December 15, 2025	$3.06	—	—	269,075	269,075
September 30, 2026	$4.37	97,322	97,322	97,322	97,322
		97,322	97,322	417,922	417,922

PLANET 13 HOLDINGS INC.
Notes to the Consolidated Financial Statements
(in United States Dollars)

The following assumptions were used to arrive at the value ascribed to the options issued using a Black Scholes Option Pricing model:

Share-based compensation expense attributable to employee options was $nil for the year ended December 31, 2025 (2024 - $nil).

	December 31, 2025	December 31, 2024
The outstanding options have a weighted average CAD$ exercise price of:	$4.37	$3.15
Weighted average remaining life in years of outstanding options:	0.75	1.04

	December 31, 2025	Weighted Average Exercise Price - CAD	December 31, 2024	Weighted Average Exercise Price - CAD
Balance - beginning of year	417,922	$3.15	603,125	$2.58
Issued	—	—	—	—
Exercised	—	—	—	—
Expired	(320,600)	2.78	(185,203)	1.31
Balance - end of year	97,322	$4.37	417,922	$3.15

The total intrinsic value of stock options exercised, outstanding and exercisable as of December 31, 2025 and 2024 was $nil.

(b) Restricted Share Units

The following table summarizes the RSUs that are outstanding as at December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Balance - beginning of year	300,000	1,122,429
Issued	23,930,635	485,185
Exercised	(507,000)	(1,224,278)
Surrendered for taxes	—	(83,333)
Forfeited	(1,780,931)	—
Rounding adjustment	—	(3)
Balance - end of year	21,942,704	300,000

The Company recognized $2,336,487 in share-based compensation expense attributable to RSUs vesting during the year ended December 31, 2025 ($180,308 for the year ended December 31, 2024).

During the year ended December 31, 2025

23,930,635 RSU's were granted, and 507,000 RSUs vested and were issued. The Company did not receive any cash proceeds from the settlement of the RSUs.

During the year ended December 31, 2025, 1,780,931 RSUs were forfeited.

During the year ended December 31, 2024

485,185 RSU's were granted, and 185,185 RSUs vested and were issued, of which 83,333 were surrendered in exchange for payment of tax withholdings. The Company did not receive any cash proceeds from the settlement of the RSUs.

(in United States Dollars)

During the year ended December 31, 2024, no RSUs were forfeited.

13. Loss per share

	December 31, 2025	December 31, 2024
Loss	**$ (63,923,695)**	$ (47,796,856)
Weighted average number of shares outstanding, basic and diluted	**325,338,047**	292,166,589
Basic and diluted loss per share	**$ (0.20)**	$ (0.16)

Approximately 40,790,026 and 19,467,922 of potentially dilutive securities for the years ended December 31, 2025 and December 31, 2024 respectively were excluded in the calculation of diluted EPS as their impact would have been anti-dilutive due to net loss in such years.

14. Income taxes

The components of income tax expense (benefit) of the Company are summarized as follows:

	December 31, 2025	December 31, 2024
Current taxes:		
Federal	**$12,821,098**	$13,195,875
State	**900,114**	1,014,207
Foreign	**—**	—
Current tax expense (benefit)	**13,721,212**	14,210,082
Deferred taxes:		
Federal	**(1,766,025)**	(1,578,197)
State	**(311,475)**	(441,642)
Foreign	**—**	—
Deferred tax expense (benefit)	**(2,077,500)**	(2,019,839)
Income tax expense (benefit)	**$11,643,712**	$12,190,243

The actual income tax provision differs from the expected amount calculated by applying the statutory income tax rate to the loss before tax. These differences result from the following:

	December 31, 2025	December 31, 2024
Income (loss) before income taxes	**$(52,279,983)**	$(35,606,613)
Statutory income tax rate	**21%**	21%
Income tax expense (benefit) at statutory rate	**(10,978,796)**	(7,477,389)
State income taxes	**588,639**	1,853,657
UTP Related to 208E	**18,576,098**	12,273,276
Nondeductible penalties	**—**	489,813
Other permanent differences	**173,102**	—
Book Impairment	**—**	3,175,774
Change in valuation allowance	**1,570,242**	847,315
Change in state rate	**17,005**	4,561
Prior period adjustments	**1,458,561**	200,817
2023 UTP related to Holdco	**—**	188,550
UTP Penalties & Interests	**2,548,718**	545,937
Other adjustments	**(2,309,857)**	87,931
Income tax expense (benefit)	**$ 11,643,712**	**$ 12,190,243**

(in United States Dollars)

The IRS has taken the position that cannabis companies are subject to the limits of Section 280E of the Code for U.S. federal income tax purpose, under which, they are only allowed to deduct expenses directly related to costs of goods sold. The company has taken a position that its deduction of ordinary and necessary business expenses is not limited by Section 280E of the Code. The position by the Company does not achieve a more likely than not tax position, therefore the financial statements are presented on the basis that 280E does apply.

Deferred taxes are provided using as asset and liability method whereby deferred tax assets are recognized based on the rates at which they are expected to reserve in the future. Temporary differences are the differences between the reported amount of assets and liabilities and their tax basis. The effect on deferred tax assets and liabilities of a change in tax law or tax rates is recognized in income in the period that enactment occurs.

The components of deferred tax assets and liabilities of the Company are summarized as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets:		
Loss carryforwards	**$ 15,654,624**	$ 15,885,208
Share based compensation	**2,102,227**	1,611,565
Charitable Contribution	**515**	515
Loyalty points	**48,573**	513,959
Capital loss carry forward	**11,109,075**	11,109,075
Lease liabilities	**4,740,770**	4,913,815
Inventory Reserve	**719,809**	49,463
COGS related Impairment	**1,177,959**	370,419
Gross deferred tax assets	**35,553,552**	34,454,019
Valuation allowance	**(30,043,884)**	(28,473,642)
Net deferred tax assets	**5,509,668**	5,980,377
Deferred Tax Liabilities:		
Other Licenses	**1,219,063**	2,242,272
Right-of-use assets	**2,951,308**	4,452,567
Property and equipment	**47,479**	71,220
Net deferred tax liabilities	**4,217,850**	6,766,059
Total net deferred tax assets (liabilities)	**$ 1,291,818**	**$ (785,682)**

As at December 31, 2025, the Company has $72,426,034 of gross U.S. federal net operating losses and $5,020,248 of gross U.S. state net operating losses. The Company's U.S. federal net operating losses can be carried forward indefinitely. The Company's U.S. state net operating losses have 20-year carryforward periods and begin to expire in 2042. On September 15, 2023, the Company changed its jurisdiction from the Province of British Columbia, Canada, to the State of Nevada. As a result, the Company filed final Canadian income tax returns for the 2023 tax year and no longer has any Canadian income tax attributes as of December 31, 2025.

PLANET 13 HOLDINGS INC.
Notes to the Consolidated Financial Statements
(in United States Dollars)

As of December 31, 2024, the company recorded an uncertain tax liability on the consolidated balance sheet for tax position taken that it does not owe taxes attributable to the application of Section 280E of the Internal Revenue Code. Based on the information currently available, we do not anticipate a significant increase or decrease to our income tax contingencies for these issues within the next 12 months.

A reconciliation of the beginning and ending amount of uncertain tax liabilities is as follow:

	2025	2024
Balance at Beginning of Year	19,321,475	—
Additions based on tax position related to the current year 280E position	11,594,492	13,800,944
Additions based on tax position related to the prior year	2,125,435	5,520,531
Balance at End of Year	33,041,402	19,321,475

A reconciliation of the beginning and ending amount of uncertain tax benefits is as follow:

	2025	2024
Balance at Beginning of Year	41,877,402	—
Increase related to tax position in a prior period	—	27,530,520
Increase relted to tax positions in the current period	11,594,492	13,800,944
Interest and penalties in income tax expense	2,125,435	545,937
Balance at End of Year	55,597,329	41,877,402

Deferred taxes arise from temporary differences in the recognition of certain expenses for tax and financial reporting purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2025, management believes it its more-likely-than-not that the Company's net deferred tax assets related to its loss carryforwards, stock compensation, and Florida license would not be realized in the near future and records a full valuation allowance on these deferred tax assets. The Company's valuation allowance represents the amount of tax benefits that are likely to not be realized. The net change in the valuation allowance from December 31, 2024 was $1,570,242.

Pursuant to Sections 382 of the Internal Revenue Code, Federal and state tax laws impose significant restrictions on the utilization of tax attribute carryforwards in the event of a change in ownership of the Company, as defined by IRC Section 382. The Company does not expect IRC Section 382 to significantly impact the utilization of its net operating loss carryforwards, but plans to complete a formal analysis prior to releasing the valuation allowance on its net operating losses.

The Company files income tax returns in the U.S. federal jurisdiction and various U.S. state jurisdictions. The federal statute of limitations remains open for the 2021 tax year to present and the state statutes of limitations remain open for the 2020 tax year to present.

15. General and administrative

	December 31,	
	2025	2024
Salaries and wages	$20,667,899	$21,316,396
Share based compensation	$ 2,336,487	180,308
Executive compensation	$ 3,557,596	3,048,605
Licenses and permits	$ 2,639,454	2,651,018
Payroll taxes and benefits	$ 5,065,057	4,198,424
Supplies and office expenses	$ 870,288	1,118,430
Subcontractors	$ 2,312,260	2,810,695
Professional fees (legal, audit and other)	$ 5,053,485	8,131,961
Miscellaneous general and administrative expenses	$ 9,121,529	7,716,055
	$51,624,055	$51,171,892

(in United States Dollars)

16. Supplemental cash flow information

	December 31,	
	2025	**2024**
Change in Working Capital		
Accounts Receivable	**$ (3,289,298)**	$ (277,229)
Inventory	**1,064,137**	313,879
Prepaid Expenses and Other Assets	**1,909,760**	1,200,818
Long-term Deposits and Other Assets	**204,594**	8,503
Deferred Tax Assets	**(902,129)**	(190,487)
Accounts Payable	**(164,567)**	4,336,441
Accrued Expenses	**(3,543,881)**	(2,943,913)
Other Liabilities	**(26,920)**	1,187,722
Notes Payable	**—**	(845,026)
Uncertain Tax Positions	**13,719,927**	19,321,475
Income Taxes Payable	**19,600**	(4,643,058)
	$ 8,991,223	$17,469,125
Cash Paid		
Interest Paid on Leases	**$ 7,101,374**	$ 5,819,090
Income Taxes	**$ —**	$ —
Non-cash Financing and Investing Activities		
Shares issued in business combination	**$ —**	$42,123,314
Finders shares issued in business combination	**$ —**	$ 750,000
PPE transferred to assets held for sale	**$ 3,000,000**	$ —
Lease additions	**$ 2,400,057**	$23,353,135
Lease Terminations	**$ 771,628**	$ —
Fixed Asset Amounts in Accounts Payable	**$ 273,550**	$ 318,717
Reclassification of long term lease liabilities to current	**$ (433,022)**	$ 1,143,994

17. Related Party Transactions and Balances

Related party transactions are summarized as follows:

(a) Building Lease

As part of the VidaCann acquisition on May 9, 2024, the Company entered into a long-term lease agreement with Loop's Nursery for a property in St John's Florida that is used as the Company's primary cultivation facility in Florida. Loop's Nursery is primarily owned by David Loop, one of the Company's board members. Payments for rent and associated costs related to the use of this property for the year ended December 31, 2025 equaled $3,421,058 (2024 - $1,208,531).

(b) Other

As part of the VidaCann acquisition on May 9, 2024, the Company acquired related party notes payable due to David Loop, one of the Company's board members and Mark Ascik, Former Co-President Florida Operations in the amounts of $750,000 each (see Note 9). Payments for interest on the related party notes for the year ended December 31, 2025 totaled $112,500 combined (2024 - $75,206).

Effective March 1, 2025, the Company entered into a 30 month lease agreement with PRMN Investments Ltd for a Florida apartment unit used primarily for executive travel in Florida for oversight of Florida operations. PRMN Investments Ltd is primarily owned by Robert Groesbeck, the Company's Co-CEO. The lease agreement was subsequently terminated in November 2025 upon mutual agreement. Payments for rent and associated costs related to the use of this property for the year ended December 31, 2025 equaled $51,958 (2024 - $nil).

(in United States Dollars)

Effective September 19, 2025, the Company entered into a three month consulting agreement with Off the House, LLC, an entity owned and operated by the stepson of Robert Groesbeck, the Company's Co-CEO. After the initial three month period, the contract continues on a month to month basis. Total contract payments for the year ended December 31, 2025 equaled $44,650 (2024 - $nil).

On December 31, 2025, $5,935 was due to Off the House, LLC, no other amounts were due to related parties (2024 - $nil).

18. Commitments and contingencies

(a) Construction Commitments

The Company had $383,494 of outstanding construction commitments as of December 31, 2025 (2024 - $786,490) payable as construction is completed over an estimated six month period.

(b) Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations at December 31, 2025, medical and adult use cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

(c) Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. At December 31, 2025 and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations. There are also no proceedings in which any of the Company's directors, officers or affiliates is an adverse party or has a material interest adverse to the Company's interest.

(d) Operating Licenses

Although the possession, cultivation, and distribution of marijuana for medical and adult use is permitted in Nevada, California, Florida and Illinois, marijuana is a Schedule-I controlled substance and its use remains a violation of federal law. Since federal law criminalizing the use of marijuana pre-empts state laws that legalize its use, strict enforcement of federal law regarding marijuana would likely result in the Company's inability to proceed with our business plans. In addition, the Company's assets, including real property, cash, equipment, and other goods, could be subject to asset forfeiture because marijuana is still federally illegal.

19. Risks

Credit risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. Credit risk arises from cash with banks and financial institutions. It is management's opinion that the Company is not exposed to significant credit risk arising from these financial instruments. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties. The Company further limits credit risk to a maximum of $250,000 to any individual counterparty at a given time. Total maximum credit risk for all counterparties combined is estimated at $500,000.

The Company evaluates the collectability of its accounts receivable and maintains an allowance for credit losses at an amount sufficient to absorb losses inherent in the existing accounts receivable portfolio as of the reporting dates based on the estimate of expected net credit losses.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company currently does not carry variable interest-bearing debt. It is management's opinion that the Company is not exposed to significant interest rate risk.

Price risk

Price risk is the risk that the trading price of the Company's shares will fluctuate and result in an increase or decrease in the fair value of the warrant liability. The Company is not exposed to significant price risk.

Liquidity risk

The Company's approach to managing risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As of December 31, 2025, the Company's financial liabilities consist of accounts payable, accrued liabilities, obligations under operating leases and taxes. The Company manages liquidity risk by reviewing its capital requirements on an ongoing basis. Historically, the Company's main source of funding has been the public issuance of common stock. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity financing.

Concentration risk

The Company operates primarily in Southern Nevada, Southern California, Florida and Illinois. Should economic conditions deteriorate within that region, its results of operations and financial position would be negatively impacted.

Banking Risk

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in US federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that US federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the US banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the business of the Company and leaves their cash holdings vulnerable.

Asset Forfeiture Risk

Because the cannabis industry remains illegal under US federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which with minimal due process, it could be subject to forfeiture.

Currency rate risk

As at December 31, 2025, none of the Company's financial assets and liabilities were held in Canadian dollars (2024 - $0). The Company's objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in the functional currency. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time.

The Company's exposure to a 10% change in the foreign exchange conversion rate at December 31, 2025 equals $nil.

20. Potential Acquisition

On July 31, 2024, the Company announced that its wholly-owned subsidiary, MM Development Company Inc., entered into an asset purchase agreement to acquire all assets required to operate a 3,158 square foot dispensary located in Las Vegas, Nevada, including fixtures, cannabis and non-cannabis inventory and other items contained within the proposed building and a medical and recreational license from Exhale Brands Nevada LLC ("Exhale"). Planet 13 agreed to pay $6.9 million plus the value of the cannabis inventory on closing. The payment was to be comprised of $4.0 million in cash payable at time of closing and $2.9 million (plus the value of the cannabis inventory at closing) payable in the form of a secured promissory note due a year from closing and secured by the assets being acquired. The Company notified Exhale of the termination of the agreement in January 2025 and does not expect the acquisition to move forward.

(in United States Dollars)

21. Property Recovered in Settlement

On March 3, 2025 the Company announced significant recovery of funds related to El Capitan, including a settlement and recovery of $2.1 million of funds which were held at Bridge Bank, a division of Western Alliance Bank (collectively "WAB"), bringing the total recovery of funds held at WAB to $5.5 million. Additionally, the Company, through a wholly-owned subsidiary, obtained real estate (the "Real Property") valued at approximately $5.0 million based on comparable sales, and carried on the balance sheet at a net (after estimated costs to sell) value of $4.6 million. On July 15, 2025, the Real Property was sold at a net value (after estimated costs to sell) of $4.1 million, resulting in a loss on sale of assets of $502,154. The recovery amount is also included in the Interim Condensed Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2025 in Other income, net and also in the Interim Condensed Consolidated Statements of Cash Flows for the year ended December 31, 2025 in adjustments for items not involving cash, recovery of property in legal settlement.

22. Subsequent events

On February 10, 2026 the Company received approval from the California Department of Cannabis Control to transfer licenses related to its Santa Ana dispensary and distribution facility, thereby allowing the Company to complete its exit from the California market.